 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 9, 1996
                                                     REGISTRATION NO. 333-10751

-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------
                     BROWN & SHARPE MANUFACTURING COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      DELAWARE                       3545                 05-0113140
                                               (I.R.S. EMPLOYER IDENTIFICATION
                                                             NO.)
           (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)
   (STATE OR OTHER
   JURISDICTION OF
  INCORPORATION OR
    ORGANIZATION)

                      PRECISION PARK, 200 FRENCHTOWN ROAD
                      NORTH KINGSTOWN, RHODE ISLAND 02852
                           TELEPHONE: (401) 886-2000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                              CHARLES A. JUNKUNC
                  VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                     BROWN & SHARPE MANUFACTURING COMPANY
                      PRECISION PARK, 200 FRENCHTOWN ROAD
                      NORTH KINGSTOWN, RHODE ISLAND 02852
                           TELEPHONE: (401) 886-2000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                --------------

                                  COPIES TO:
  HOWARD K. FUGUET, ESQ. ROPES & GRAY   GAY L. BRONSON, ESQ. LATHAM & WATKINS
  ONE INTERNATIONAL PLACE BOSTON, MA     885 THIRD AVENUE NEW YORK, NY 10022
         02110 (617) 951-7000                      (212) 906-1800

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
                                --------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
                        CALCULATION OF REGISTRATION FEE
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
                                             PROPOSED MAXIMUM   PROPOSED MAXIMUM   AMOUNT OF
  TITLE OF EACH CLASS OF      AMOUNT TO BE  OFFERING PRICE PER AGGREGATE OFFERING REGISTRATION
SECURITIES TO BE REGISTERED  REGISTERED (1)     SHARE (2)          PRICE (2)         FEE(3)
----------------------------------------------------------------------------------------------
 Class A Common Stock,
  $1.00 Par Value........      8,378,900          $12.25          $102,641,525         --
----------------------------------------------------------------------------------------------
 Preferred Stock Purchase
  Rights (4).............      6,284,175           (4)                (4)             (3)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 1,092,900 shares which the Underwriters have the option to purchase to cover over-allotments, if any. See "Underwriting."
(2) Based on the average of the high and low prices reported on the New York Stock Exchange on September 10, 1996.

(3) On August 23, 1996, the Company filed a registration statement with respect to 4,779,400 shares of Class A Common Stock and, concurrently therewith, paid a fee of $16,893 based on a per share price of $10.25. On September 17, 1996, the Company filed Amendment No. 1 to its registration statement and paid an additional fee of $15,128 with respect to an additional 3,599,500 shares of Class A Common Stock based on a per share price of $12.1875.

(4) Each of the purchasers of Class A Common Stock will receive three quarters of a preferred stock purchase right (the "Rights") for each share of Class A Common Stock purchased in the offering. No additional consideration will be payable with respect to the Rights, and prior to the occurrence of certain events, the Rights will not be exercisable or evidenced separately from the Class A Common Stock.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 9, 1996

PROSPECTUS
      , 1996

                                7,286,000 SHARES

                                     [LOGO]

                              CLASS A COMMON STOCK

  Of the 7,286,000 shares of Class A Common Stock (the "Class A Common Stock") of Brown & Sharpe Manufacturing Company (the "Company") being offered hereby (the "Offering"), 4,000,000 shares are being sold by the Company and 3,286,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of Class A Common Stock by the Selling Stockholders. The net proceeds to the Company from the Offering will be used to repay outstanding indebtedness and for working capital and general corporate purposes. See "Use of Proceeds."

  The Class A Common Stock is traded on the New York Stock Exchange under the symbol "BNS." On October 4, 1996, the reported last sale price of the Class A Common Stock on the New York Stock Exchange was $13 5/8 per share. See "Market for Class A Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED BY PROSPECTIVE INVESTORS IN CONNECTION WITH AN INVESTMENT IN THE CLASS A COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                   PRICE   UNDERWRITING   PROCEEDS  PROCEEDS TO
                                   TO THE DISCOUNTS AND    TO THE   THE  SELLING
                                   PUBLIC COMMISSIONS(1) COMPANY(2) STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share.........................  $          $            $           $
Total(3).......................... $          $            $           $
--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting expenses of the Offering, estimated at $670,000, payable by the Company.
(3) The Company and Finmeccanica S.p.A. have granted to the Underwriters a 30-day option to purchase up to 1,092,900 additional shares of Class A Common Stock on the same terms set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company
    and Proceeds to the Selling Stockholders will be $   , $   , $   , and
    $   , respectively. See "Underwriting."

  The shares are being offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain prior conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that
delivery of the shares will be made in New York, New York on or about       ,
1996.

DONALDSON, LUFKIN & JENRETTE                                     CS FIRST BOSTON
      SECURITIES CORPORATION

  The Company markets its products under the brand names of Brown & Sharpe(R), DEA(R), Tesa(R), Etalon(R), Interapid(R), Standard Gage(R), Select Gauge(TM), Mercer(TM) and Roch(R), which have been, or will be, registered by the Company pursuant to applicable intellectual property laws and under the names Leitz(R) and Mauser(R), in each case, pursuant to licensing arrangements.


 [PHOTOS OF THE COMPANY'S PRODUCTS MEASURING VARIOUS MANUFACTURED COMPONENTS.]


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN SHARES OF CLASS A COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. As used in this Prospectus, the terms "Brown & Sharpe" and the "Company" refer to Brown & Sharpe Manufacturing Company and its subsidiaries. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

  Brown & Sharpe, which was founded in 1833, is a leading designer, manufacturer and marketer of metrology products worldwide under numerous internationally recognized brand names. Metrology is the science of the physical measurement of objects using various precision instruments and equipment. The Company's high precision products measure physical dimensions of, and inspect and verify conformance to specifications of, components and products and are used in manufacturing, quality control and product development operations. The Company's product line ranges from hand tools and instruments to customized computer-controlled metrology systems which integrate hardware and software and are augmented by service, training and aftermarket support. The Company markets its metrology products and services in North America, Europe, Asia, South America and the Middle East. Important end user markets for the Company's products include the automotive, aerospace, industrial machinery, electronics and computer industries, and the Company's customers include Ford Motor Co., Daimler Benz, Toyota, Chrysler, BMW, Boeing Co., Eastman Kodak Co. Inc., International Business Machines Corp., Hewlett-Packard Co., General Electric Co., Caterpillar Inc., United Technologies Corp., Motorola Inc., Phillips, Samsung and Xerox Corp. For the twelve months ended June 30, 1996, the Company recorded net sales of $335.8 million, approximately two-thirds of which were sales to customers located outside of the United States.

  Manufacturers depend upon metrology hardware and software products to monitor consistent product conformance to their exacting specifications, thereby improving the reliability, fit and finish of their products. In addition to these quality and performance benefits, metrology products help manufacturers lower costs by reducing errors, scrap, rework and warranty expense, improving the manufacturing process, lowering throughput time, increasing capacity and reducing work-in-progress inventories. In recent years, manufacturers have accelerated the integration of quality control functions directly into the production process by incorporating the use of metrology products on the factory floor. In addition, manufacturers are demanding more precise, capable and flexible metrology systems as their products become smaller, more complex and/or must meet more stringent quality and safety standards. Their exacting product specifications often require measurement to an accuracy of less than one micron (one millionth of a meter or approximately 1/100th of the thickness of a human hair) or, in some special cases, measurement of nanometers (one billionth of a meter or the unit of measurement for the wavelength of light). Increasingly, metrology systems must incorporate a mix of traditional contact and newer non-contact technologies because of reduced part sizes and the diversity of new materials used in manufactured products. Metrology systems are purchased by customers regardless of their need for additional production capacity because of ever-increasing quality requirements and the need to reduce product costs. The price points of metrology products range from $100 for a caliper to over $1.5 million for a sophisticated coordinate measuring machine ("CMM") system.

  The Company's operations are conducted through three management units:
Measuring Systems, Precision Measuring Instruments and Custom Metrology. The Measuring Systems Group (the "MS Group"), which accounted for approximately 67% of the Company's net sales in 1995, manufactures and markets a wide range of manual and computer-controlled, high precision CMMs including "in-process" measuring systems under the Brown & Sharpe, DEA and Leitz brand names. The Company believes it is the worldwide market leader for CMMs as measured by net sales and installed base. The Company believes it has an installed base of over 18,000 CMMs worldwide, creating a significant opportunity for aftermarket sales and services. The Precision Measuring Instruments Division (the "PMI Division"), which accounted for approximately 30% of the Company's net sales in 1995, manufactures a wide range of mechanical and electronic measuring and inspection tools (including height gauges, calipers, dial indicators, micrometers and gauge blocks) which are marketed under the Brown & Sharpe, Tesa, Etalon, Interapid, Standard Gage, Select Gauge, Mauser, Mercer and Roch brand names through more than 450 distributors and catalog houses worldwide. The Custom Metrology Division (the "CM Division") designs and engineers, under the Tesa brand name, specialty products and systems that provide customized solutions for unique measurement or inspection problems primarily utilizing non-contact technology. Technologies and custom applications developed by the CM Division with customer funding have been directly applied to the design of standard products or systems distributed by the MS Group or the PMI Division.

REPOSITIONING INITIATIVES

  Over the past several years, the Company has undertaken a series of divestitures, acquisitions and other strategic initiatives which have repositioned the Company from its historical origins as a machine tool manufacturer into a leader in the field of metrology. These repositioning initiatives included:

  . Divestiture of Non-Core Operations. The divestiture of non-strategic operations including the machine tool, pump and hydraulics businesses enabled the Company to focus on its core metrology technologies and market distribution strengths.

  . Strategic Metrology Acquisitions. Strategic metrology acquisitions enabled the Company to increase greatly the breadth of its metrology product offering and the strength of its distribution system. These acquisitions included the 1994 acquisitions of DEA S.p.A. ("DEA"), the Italy-based metrology business of Finmeccanica S.p.A. ("Finmeccanica"), Ets. Pierre Roch S.A. and its German affiliate, Mauser Prazisions-Messmittel GmbH ("Mauser") (together, "Roch") and certain intellectual property and assets of Metronic Engineering Limited ("Metronic Ltd.").

  . Rationalization and Consolidation of Operations. Lowering the Company's overhead cost structure by reducing duplicative functions and associated headcount and by consolidating and rationalizing the Company's manufacturing facilities and operations enabled the Company to increase productivity and efficiency.

  As a result of these repositioning initiatives, the Company's net sales increased from $162.5 million in fiscal 1992 to $328.0 million in fiscal 1995, while its gross profit margin increased from 28.5% to 32.4% and selling, general and administrative expenses, excluding foreign currency transaction gains and losses, as a percentage of net sales decreased from 34.0% to 29.1% during the same period. See "Selected Consolidated Financial Data."

NEW LEADERSHIP AND BUSINESS STRATEGY

  Following completion of the Company's repositioning initiatives, the Company sought to recruit new management leadership to enhance the Company's leading market positions, improve its global competitiveness and continue to improve its financial performance. To that end, the Company recruited Frank T. Curtin as its new President and Chief Executive Officer in May 1995, who then restructured the senior management team and recruited additional senior managers for key management roles. The current ten-member senior management team has over 296 years of combined experience in highly competitive industrial businesses and global manufacturing organizations. This team is focused on enhancing the financial performance of the Company, motivated in part by an equity-based incentive compensation system, and has made significant progress in realigning the structure and culture of the Company towards a more focused and integrated metrology business. As a result of the repositioning of the Company and the focus of the current management team on enhancing financial performance, the Company has achieved positive net income in each of its fiscal quarters since Mr. Curtin joined the Company. In addition, management believes that its focus on cost reduction during Mr. Curtin's tenure has resulted in a decrease in selling, general and administrative expenses, excluding foreign currency transaction gains or losses, as a percentage of net sales from 30.7% in the first half of 1995 to 26.7% in the first half of 1996. See "Selected Consolidated Financial Data."

  The Company is implementing its strategy based on the following elements:

  . Continue Cost Improvements. The Company intends to continue to implement measures designed to reduce its product costs through: (i) standardizing product designs worldwide; (ii) increasing the cost-effectiveness of product designs; (iii) outsourcing components and products; (iv) increasing supplier partnering; and (v) focusing on core manufacturing processes. The Company also intends to streamline its sales, marketing and general and administrative processes in an effort to reduce selling, general and administrative expenses as a percentage of sales.

  . Develop New Products and End User Markets. The Company's goal is to increase net sales by expanding penetration of served industrial end user markets and by capitalizing on high growth end user markets such as the electronics, computer and medical industries where metrology needs are growing rapidly. To expand in these high growth industries, the Company intends to focus on development of software and emerging non-contact metrology technologies through continued internal development and through strategic acquisitions and technical partnerships (such as the acquisition of certain intellectual property and assets of Metronic Ltd. and the Automation Software Incorporated joint venture, of which the Company owns 50% of the voting securities ("ASI")). To expand its penetration of served industrial end user markets, the Company expects to continue the introduction of new metrology systems utilizing both contact and non-contact technologies, and to develop sensors and other sophisticated products that can be imbedded in a variety of manufacturing processes. The Company plans to form technical and commercial alliances with manufacturers of process equipment to provide enhanced combined manufacturing systems utilizing the Company's sensors and other products.

  . Enhance Existing and Develop New Software. The Company intends to emphasize research and development of software systems and applications designed to meet the evolving metrology needs of its end users. To that end, the Company intends to leverage off its software development team of approximately 320 software and applications engineers and technicians (including 50 engineers of ASI) in the following four areas: (i) metrology software for inspection and verification of piece-part integrity and conformance to design specifications; (ii) process control software designed to detect and correct drifts in part tolerances before the manufacturing process produces scrap or improperly configured components; (iii) enhanced management information systems that report statistical and quality information from the manufacturing process; and
     (iv) new software that will link the Company's CMMs and, therefore, the manufacturing process with computer-aided engineering and manufacturing systems that will provide the means for real-time feedback, analysis and, ultimately, control of manufacturing to design specifications. The Company believes that its existing library of metrology software, together with newly developed software, should enable it to respond to the growing demand in manufacturing for on-line inspection and verification. The Company also believes that its experience with CMM software and manufacturing processes are critical to the successful development of software that is linked with computer-aided engineering systems.

  . Leverage Worldwide Distribution Capability. Through the acquisitions of DEA and Roch, Brown & Sharpe expanded its product lines and strengthened its marketing and distribution capabilities in Europe, South America, the Middle East, India and China. The Company plans to continue to strengthen and expand its worldwide distribution capability, principally by continuing to rationalize its existing distribution network and by opening new demonstration centers and adding direct sales capacity and distributors where cost effective. The Company also intends to capitalize on the strength of its global distribution network by increasing the number of Company-designed and third-party sourced products sold through its distribution channels in an effort to increase gross profit without a corresponding increase in selling, general and administrative expenses.

  . Increase Aftermarket Sales and Services. The Company intends to increase its focus on higher margin aftermarket sales and services, including calibration and rebuilding of CMMs, software upgrades and parts sales. The Company believes that the worldwide installed base of CMMs, estimated at over 60,000 (including 18,000 of the Company's CMMs), creates a significant demand for such aftermarket services. The Company believes that the level of customer service it provides, as measured by third-party surveys of its customers, is superior to that of its principal competitors, and expects to further strengthen its customer relationships through enhanced aftermarket support and increased partnering efforts. The Company's net sales attributable to aftermarket sales and service in 1995 were estimated to be approximately 25% of MS Group net sales for the same period.

  For a discussion of certain risk factors which the Company may face in implementing this strategy, see "Risk Factors--Achievement of Strategic Plan."

  The Company was founded in 1833, incorporated in Rhode Island in 1868 and reincorporated in Delaware in 1969. The Company's principal executive offices are located at Precision Park, 200 Frenchtown Road, North Kingstown, Rhode Island, 02852, and its telephone number is (401) 886-2000.

                                  THE OFFERING

Class A Common Stock
 offered(1):
  By the Company........   4,000,000 shares
  By the Selling
   Stockholders.........   3,286,000 shares
    Total...............   7,286,000 shares
Common Stock outstanding
 after the Offering(2):
  Class A Common
   Stock(3).............  12,199,989 shares
  Class B Common
   Stock(3).............     519,436 shares
    Total...............  12,719,425 shares
Use of proceeds.........  Approximately $35.1 million of the net proceeds to the Company from the Offering will be used to repay
                          $31.9 million of outstanding short-term indebtedness
                          and $3.2 million of the current portion of long-term
                          indebtedness. The remaining net proceeds to the
                          Company of $10.5 million will be used for working
                          capital and general corporate purposes. See "Use of
                          Proceeds."
New York Stock Exchange
 Symbol.................  BNS

--------------------
(1) Pursuant to the Rights Plan adopted in 1988, each purchaser of shares of Class A Common Stock offered pursuant to the Offering will receive three quarters of a preferred stock purchase right (the "Rights") for each share of Class A Common Stock purchased. No additional consideration will be payable with respect to the Rights and, prior to the occurrence of specified events, the Rights will not be exercisable or evidenced separately from the Class A Common Stock. See "Description of Capital Stock--Rights Plan."
(2) Excludes 864,283 shares of Class A Common Stock reserved for issuance under the 1989 Equity Incentive Plan, the Amended 1973 Stock Option Plan and the Employee Stock Ownership and Profit Participation Plan. See "Management-- Executive Compensation." Excludes 50,000 shares of Class A Common Stock reserved for issuance upon certain specified events under the Stock Purchase and Transfer Agreement dated March 24, 1994 between the Company and Diehl GmbH & Co. See "Certain Transactions."
(3) Assumes no conversions of Class B Common Stock into Class A Common Stock after August 31, 1996.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

  During the periods presented below, the Company has undertaken a number of divestitures and acquisitions, including the 1994 acquisitions of DEA and Roch. Consequently, the summary consolidated financial information set forth in the table below may not be comparable for all periods presented. The following data should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                               SIX MONTHS ENDED
                          FISCAL YEAR ENDED DECEMBER (1)          JUNE 30,
                          --------------------------------  ----------------------
                            1993       1994        1995        1995        1996
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $ 159,518  $ 209,369  $  328,031  $  158,349  $  166,113
Cost of sales...........    110,841    142,776     221,729     108,174     113,693
Selling, general and
 administrative
 expense(2).............     48,073     68,473      94,902      46,580      45,104
Restructuring
 charges(3).............        --       4,169         336         247         --
                          ---------  ---------  ----------  ----------  ----------
Operating profit
 (loss).................        604     (6,049)     11,064       3,348       7,316
Interest expense........      5,100      6,575       9,129       3,948       4,553
Other income, net.......      2,880        689         688         390         169
                          ---------  ---------  ----------  ----------  ----------
Income (loss) before
 taxes..................     (1,616)   (11,935)      2,623        (210)      2,932
Income tax provision....        800      2,400         697         200         528
                          ---------  ---------  ----------  ----------  ----------
Net income (loss).......  $  (2,416) $ (14,335) $    1,926  $     (410) $    2,404
                          =========  =========  ==========  ==========  ==========
Net income (loss) per
 share..................  $   (0.49) $   (2.37) $     0.22  $    (0.05) $     0.27
                          =========  =========  ==========  ==========  ==========
Weighted average number
 of shares outstanding
 and common stock
 equivalents............  4,969,543  6,057,090   8,772,748   8,691,487   8,884,156
OTHER DATA:
Gross profit margin(4)..       30.5%      31.8%       32.4%       31.7%       31.6%
Selling, general, and
 administrative expense,
 excluding foreign
 currency transaction
 gains or losses, as a
 percent of net sales...       30.2%      33.2%       29.1%       30.7%       26.7%
Net sales per
 employee(5)............  $     104  $     114  $      138          NM          NM
PRO FORMA FINANCIAL
 DATA(6):
Interest expense........                        $    5,733  $    2,875  $    2,768
Net income..............                             5,294         759       3,741
Net income per share....                        $     0.41  $     0.06  $     0.29
Weighted average number
 of shares outstanding
 and common stock
 equivalents............                        12,773,000  12,692,000  12,884,000

                                                            AS  OF JUNE 30, 1996
                                                            --------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(7)
BALANCE SHEET DATA:
Cash and cash equivalents.................................. $  4,226  $ 14,686
Working capital............................................   97,845   143,405
Total assets...............................................  302,652   313,112
Total debt.................................................  106,512    71,412
Total stockholders' equity.................................   84,870   130,430

--------------------
(1) Fiscal years presented ended December 31, except the Company's 1993 fiscal year which ended on December 25.
(2) During fiscal 1994, selling, general and administrative expenses included duplicative costs associated with the DEA and Roch operations which were consolidated during 1994 and 1995. Includes foreign currency transaction gains of $0.2 million, $1.1 million, $0.6 million and $2.0 million in 1993, 1994, 1995 and the first half of 1995, respectively, and $0.7 million of transaction losses in the first half of 1996.
(3) Restructuring charges are principally attributable to the payment of employee severance and the closing of sales offices associated with integrating the Company's existing operations with those of DEA and Roch.
(4) Data for the first half of the year may not be indicative of data for the full year due to seasonal factors and the frequent impact of product mix variations quarter to quarter.
(5) During fiscal 1994, DEA employees have been accounted for by annualizing the number of employees for the period.
(6) Pro forma to reflect the sale of the shares of Class A Common Stock offered by the Company hereby, at an assumed public offering price of $12.25 per share, and repayment of all short-term indebtedness and current portions of long-term debt outstanding during the pro forma periods, not exceeding $31.9 million and $3.2 million, respectively, as if such transactions had occurred on the first day of the relevant period. The unaudited pro forma financial information does not purport to be indicative of the financial position or operating results which would have been achieved had the Offering taken place at the dates indicated and should not be construed as representative of the Company's financial position or results of operations for any future period or date. See "Use of Proceeds."
(7) Adjusted to reflect the sale of the Class A Common Stock offered by the Company hereby, at an assumed public offering price of $12.25 per share, and the application of the net proceeds to the Company therefrom to repay approximately $31.9 million principal amount of outstanding short-term indebtedness and $3.2 million of the current portion of long-term indebtedness, as if such transactions had occurred on June 30, 1996.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Class A Common Stock offered hereby.

HISTORICAL LOSSES

  Although the Company has generated net income in each of its quarters subsequent to March 31, 1995, the Company had losses from continuing operations of approximately $2.9 million, $8.0 million, $2.4 million and $14.3 million in fiscal 1991, 1992, 1993, and 1994, respectively. There can be no assurance that the Company will achieve net income in future periods. See "Achievement of Strategic Plan."

COMPETITION

  The Company's MS Group currently has four principal direct domestic and foreign competitors, some of which are owned by entities that have greater financial and other resources than the Company. The MS Group also faces indirect competition from other types of metrology firms such as manufacturers of fixed gauging systems. The primary industries to which the MS Group sells its products are characterized by a relatively small number of large participants with significant purchasing power. In addition, the MS Group generally sells its products through a competitive bid process in which at least one and frequently several of the Company's competitors submit competing bids. As a result, the Company experiences significant pricing competition in connection with sales by its MS Group which can have an adverse impact on the Company's net sales and margins. During periods when the metrology industry suffers from overcapacity, downward pricing pressure experienced by the MS Group is likely to be more intense and the Company's margins may be more severely impacted. In addition, certain of the Company's competitors have access to greater financial resources and may be able to withstand such pricing pressure more effectively than the Company. Accordingly, there can be no assurance that the MS Group will be able to continue to compete effectively against existing competitors or new competitors, especially during periods of overcapacity.

  The market for the PMI Division's products is fragmented and the PMI Division competes with a large number of competitors, including the market leader in this area, primarily on the basis of the strength of its third party distribution network, price and product innovation. New competitors from emerging industrialized countries with lower cost production than the Company's represent a significant competitive challenge to the Company. As a result, the PMI Division's continued success and profitability will be dependent on its ability to continue to develop cost-effective sourcing and innovative products.

CYCLICALITY OF END USER MARKETS

  The primary end user markets for the Company's MS Group products include the aerospace, heavy transport and automotive (including automotive suppliers) industries. Each of these industries experiences cyclicality in connection with recessionary periods. In addition, the Company believes that a significant portion of the net sales of the PMI Division and the CM Division are made to end user markets which exhibit patterns of cyclicality in purchases.

  Net sales by the MS Group accounted for approximately 67% of the Company's net sales in fiscal 1995. Because a large proportion of these products are sold by the Company to end users in cyclical markets, the price of and margins for such products have been and are likely to continue to be adversely impacted by decreases in capital spending by such end user markets during recessionary periods. In addition, because the PMI Division sells primarily through distributors to ultimate end user markets that experience cyclicality, the PMI Division is likely to experience significant declines in sales volumes during recessionary periods because catalog houses and distributors typically reduce purchases of the Company's PMI Division products at the onset of such recessionary periods even more than the decline in their end user markets' demands would dictate, in order to reduce their inventories. There can be no assurance that the Company will be able to operate profitably during any recessionary downturn.

ACHIEVEMENT OF STRATEGIC PLAN

  The Company believes it has successfully integrated its recently acquired businesses with its existing operations which has resulted in considerable cost and expense reductions. The Company's strategy, however, calls for continued cost and expense reductions and other actions which require management to achieve increased coordination and rationalization of the Company's research and development activities, production facilities and direct selling and distribution functions. There can be no assurance that the Company's strategic plan will be successfully implemented or that the Company will continue to achieve financial results that are comparable to or better than those reported since March 31, 1995.

FOREIGN OPERATIONS

  During 1994, the Company acquired DEA and Roch, substantially all of whose operations were located outside of the United States. As a result, the portion of the Company's operations located outside of the United States significantly increased and, as of December 31, 1995, approximately 74% (based on book values) of the Company's assets, 65% of the Company's net sales (based on customer location) and 74% of its employees were located outside the United States. Foreign operations are subject to special risks that can materially affect the sales, profits, cash flows and financial position of the Company, including taxes on distributions or deemed distributions to the Company or any U.S. subsidiary, currency exchange rate fluctuations, inflation, maintenance of minimum capital requirements, import and export controls, exchange controls and social (labor) programs. Specifically, the Company's cost of sales for products manufactured or assembled in certain foreign locations has been adversely impacted, as compared with some of its competitors, by the appreciation of the respective local currencies of such locations relative to the U.S. dollar.

  In addition, the wide-spread geographic locations of the Company's facilities and operations, which were significantly increased by the 1994 acquisitions of DEA and Roch, made it more difficult for the Company to coordinate its financial and operating reporting and oversee its operations and employees. In response to these difficulties, during late 1994, and further in 1995, the Company took various personnel and procedural actions to improve its reporting and operating procedures. While the Company believes that these actions have resulted in satisfactory financial and operational reporting and oversight for its present business, additional system revisions may be needed if the Company should experience a further increase in the number of foreign facilities.

DEPENDENCE ON KEY SUPPLIER

  The Company currently purchases the vast majority of its externally sourced low to medium accuracy electronic touch trigger sensor probes and heads from a publicly held United Kingdom company (the "Supplier") which is the dominant supplier of such sensor probes to CMM manufacturers. No alternative supplier for this class of electronic sensor probes, which are a key component of substantially all of the Company's lower accuracy CMMs, is currently available and developing an alternative source for the probes and heads could take more than a year. Although adequate supplies of such probes and heads for at least several months is potentially available from current inventories of the Company and its customers, any reductions or interruptions in supply or material increases in the price of electronic sensor probes purchased from the Supplier could cause the Company to suffer disruptions in the operation of its business or incur higher than expected costs, which could have a material adverse effect on the Company.

TECHNOLOGY

  As the size of some components measured by metrology products decreases and the required speed and precision of such measurements increases, the Company's products may become obsolete unless the Company develops more sophisticated software and metrology systems. Although the Company's strategy is to focus research and development in the area of software development and non-contact technologies, there can be no assurance that the Company will be successful in competing against new technologies or competitors, some of whom may not now participate in the metrology industry.

INDEBTEDNESS

  The Company has, and, upon completion of the Offering, will continue to have, significant debt service obligations. As of June 30, 1996, on a pro forma basis after giving effect to the Offering and the application of the net proceeds to the Company to repay $31.9 million of short-term indebtedness and $3.2 million of the current portion of long-term indebtedness as described under "Use of Proceeds," the Company would have had total outstanding indebtedness and total stockholders' equity of $71.4 million and $130.4 million, respectively.

  The degree to which the Company is leveraged could have important consequences to the Company's stockholders, including the following: (i) the Company may face difficulties in satisfying its obligations with respect to its indebtedness; (ii) the Company may be placed at a competitive disadvantage to its competitors; (iii) the Company's flexibility in planning for, or reacting to, changes in its business and the industry may be limited; (iv) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes may be impaired; (v) a substantial portion of the Company's cash flow from operations will be used to pay principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations and future business opportunities; (vi) a portion of the Company's borrowings bear interest at variable rates of interest which could result in higher interest expense in the event of an increase in market interest rates;
(vii) certain of the Company's debt instruments contain financial and other restrictive covenants which could limit the Company's operating and financial flexibility and, if violated, would result in an event of default which, if not cured or waived, could preclude the Company's access to credit under such borrowing arrangements or otherwise have a material adverse effect on the Company; (viii) the Company's $25.0 million domestic secured revolving credit facility (the "Facility") prohibits the payment of dividends by the Company;
(ix) the Facility and $25.0 million of additional term indebtedness of the Company (guaranteed by Finmeccanica, a stockholder of the Company) mature in September 1997, requiring the Company to seek refinancing of such debt at that time or before; and (x) as a result, the Company may be more vulnerable to general economic and industry downturns. On March 31, 1996 and June 30, 1996, the Company breached the current ratio covenant contained in the Facility. Such breaches were waived. There can be no assurance that the Company will not breach this covenant in the future.

  The Company is currently negotiating to replace the Facility with a $40.0 million secured revolving credit facility (the "New Facility"). There can be no assurance, however, that the New Facility will be obtained on terms acceptable to the Company, if at all.

DEPENDENCE ON LIMITED NUMBER OF KEY PERSONNEL

  The success of the Company is dependent to a significant extent upon the continuing services of Frank T. Curtin, its Chairman, President and CEO, and a limited number of other key executives of the senior management team. Loss of the services of one or more of these senior executives could have a material adverse effect on the Company. See "Management."

LIMITED VOTING RIGHTS OF CLASS A COMMON STOCK

  The Company's common stock is divided into two classes, the Class A Common Stock and Class B Common Stock, $1.00 par value per share (the "Class B Common Stock," and, collectively with the Class A Common Stock, the "Common Stock"). Shares of Class A Common Stock are entitled to one vote per share and shares of Class B Common Stock are entitled to ten votes per share, except as otherwise provided by law or in the Company's certificate of incorporation (the "Certificate of Incorporation") or by-laws (the "By-laws"). The Class A Common Stock and the Class B Common Stock vote together as a single class on all matters, except as otherwise provided by law and except that the Class A Common Stock, voting as a class with the holders of shares of any series of preferred stock entitled to vote, elects one-third (rounded down, if necessary, to the nearest whole number, but in any event at least one) of the directors elected each year. The issuance of additional shares of Class B Common Stock would dilute the voting power of the Class A Common Stock, including the Class A Common Stock offered hereby.

POTENTIAL EFFECT OF ANTI-TAKEOVER PROVISIONS

  The Certificate of Incorporation and By-laws and the Rights Agreement dated March 9, 1988 between the Company and the First National Bank of Boston (the "Rights Plan") contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions establish staggered terms for members of the Company's Board of Directors, include advance notice procedures for stockholders to designate nominees for election as directors of the Company and for stockholders to submit proposals for consideration at stockholders' meetings and require the vote of 80% of the stockholders entitled to vote to effect certain mergers or acquisition transactions. The Rights Plan provides that holders of Common Stock are currently entitled to three quarters of a preferred stock purchase right (subject to adjustment) (a "Right") for each outstanding share of Common Stock held by them. Each Right entitles the holder thereof to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock (subject to adjustment), at an exercise price of $55 (subject to adjustment), ten business days after a party acquires 20% of the Company's Common Stock, or the commencement of a tender or exchange offer (excluding, for these purposes, Finmeccanica so long as Finmeccanica does not beneficially own shares of Common Stock other than the 3,450,000 shares of Class A Common Stock acquired by Finmeccanica in connection with the DEA acquisition and such additional shares as Finmeccanica may purchase in accordance with its pre-emptive rights under the Shareholders Agreement dated as of September 28, 1994 between Finmeccanica and the Company (the "Shareholders Agreement")). Upon completion of the Offering, the Shareholders Agreement will terminate. The Rights may be redeemed by the Company at a price of $0.03 per Right; if not, the holder is entitled to purchase, at the exercise price of the Right, an equity interest in the acquiring party having a market value of two times the exercise price. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law ("DGCL") which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding capital stock). The restriction of Section 203 does not apply to those who were "interested stockholders" prior to 1974. The Certificate of Incorporation also provides for 1,000,000 authorized but unissued shares of preferred stock, the rights, preferences, qualifications, limitations and restrictions of which may be fixed by the Board of Directors without any further action by stockholders, which may dilute the voting power of the holders of the Common Stock. One hundred seventy thousand shares of such preferred stock have been designated as Series A Participating Preferred Stock issuable upon exercise of the Rights. In addition, because the Certificate of Incorporation provides that the Class B Common Stock is entitled to ten votes per share, the issuance of additional shares of Class B Common Stock would dilute the voting power of the holders of Class A Common Stock, including the shares of Class A Common Stock offered by this Prospectus. All of the foregoing may have the effect of deterring certain potential acquisitions of the Company or making more difficult a change in control of the Company or the removal of incumbent management or the Board of Directors of the Company. See "Description of Capital Stock."

POSSIBLE VOLATILITY OF STOCK PRICE

  The stock market historically has experienced volatility which has affected the market price of securities of many companies and which has sometimes been unrelated to the operating performance of such companies. In addition, factors such as announcements of new products or strategic alliances by the Company or its competitors, as well as market conditions in the metrology industry, may have a significant impact on the market price of the Class A Common Stock. See "Market for Class A Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of Class A Common Stock (including Class B Common Stock converted into Class A Common Stock upon a sale) in the public market after the Offering could adversely affect the market price of the Class A Common Stock. In addition to the 7,286,000 shares offered hereby (assuming no exercise of the Underwriters' over-allotment option or exercise of outstanding stock options) and taking into account the contractual restrictions imposed by lock-up agreements (the "Lock-up Agreements") that will be executed by certain of the Company's stockholders, directors and officers in connection with the Offering, approximately 1,003,408 outstanding shares of Class A Common Stock will become eligible for sale in the open market pursuant to Rule 144 beginning 180 days following the closing date of the Offering.

  In addition, as of the date of this Prospectus, options to purchase 665,997 shares of Class A Common Stock were outstanding and 505,923 shares of Class A Common Stock and 218,807 shares of Class B Common Stock were held by the Employee Stock Ownership and Profit Participation Plan (the "ESOP") and the Company's Savings and Retirement Plan (the "SARP") for distribution to employees of the Company upon termination of their employment in accordance with the terms thereof. Holders of outstanding options to acquire 80,000 shares of Common Stock will be subject to restrictions on resale for 180 days following the date of this Prospectus pursuant to the Lock-up Agreements. In addition, an executive officer of the Company to whom 1,048 shares of Common Stock currently held pursuant to the ESOP and the SARP may be distributed upon termination of employment, will enter into a Lock-up Agreement restricting resales of any such shares of Common Stock for 180 days following the date of this Prospectus. The Company has filed registration statements on Form S-8 pursuant to which shares issued upon the exercise of all outstanding options to purchase Common Stock and shares issued as awards of restricted stock are freely tradeable (subject to compliance with Rule 144 for affiliates), and shares distributable to employees from the ESOP and the SARP upon their termination of employment are also freely tradeable (subject to compliance with Rule 144 for affiliates).

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,000,000 shares of Class A Common Stock offered by the Company hereby (at an assumed public offering price of $12.25 per share and net of underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $45.6 million ($54.4 million if the Underwriters' over-allotment option is exercised in full). Approximately $35.1 million of the net proceeds to the Company will be used to repay $31.9 million of outstanding short-term indebtedness and $3.2 million of the current portion of long-term indebtedness of the Company under its loan agreements and lines of credit. The remainder of the net proceeds to the Company of $10.5 million will be used for working capital and general corporate purposes. At August 5, 1996, the indebtedness to be repaid bore interest at a weighted average interest rate of 8.0% per annum. Approximately $15.1 million of such indebtedness matures in September 1997 and the remainder is repayable on demand. The Company may incur nominal or insignifcant prepayment penalties or fees in connection with the repayment of such debt. Proceeds from all such short-term indebtedness incurred within the last twelve months were used primarily for working capital, although certain amounts were used to purchase capital equipment. Pending the uses described above, the Company intends to invest the net proceeds primarily in short and intermediate term interest-bearing debt obligations of investment grade. The Company will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Stockholders.

                        MARKET FOR CLASS A COMMON STOCK

  The Class A Common Stock is listed on the New York Stock Exchange under the symbol "BNS." The Class B Common Stock is generally non-transferable, and there is no trading market for the Class B Common Stock; however, the Class B Common Stock is freely convertible into Class A Common Stock on a share-for-share basis, and transferable thereafter. At August 31, 1996, the Company had approximately 1,193 holders of record of its Class A Common Stock and 952 holders of record of its Class B Common Stock. The quarterly high and low sales prices of the Class A Common Stock on the New York Stock Exchange for the periods indicated are set forth below. The reported last sale price of the Class A Common Stock on the NYSE on October 4, 1996 was $13 5/8

                                                              PRICE RANGE OF
                                                           CLASS A COMMON STOCK
                                                           --------------------
                                                              HIGH       LOW
Year ended December 31, 1994:
  1st Quarter............................................. $    7 3/4 $   6 3/8
  2nd Quarter.............................................      6 3/4  5 3/4
  3rd Quarter.............................................      7 1/2  6
  4th Quarter.............................................      7 1/4  5 1/4
Year ended December 31, 1995:
  1st Quarter............................................. $    7 1/2 $   5 5/8
  2nd Quarter.............................................      7 3/8  6 1/8
  3rd Quarter.............................................     10 5/8  6 1/2
  4th Quarter.............................................     11 7/8  9 1/4
Year ended December 31, 1996:
  1st Quarter............................................. $   10 1/8 $   8 5/8
  2nd Quarter.............................................     10 5/8  9 1/2
  3rd Quarter (through October 4, 1996)...................     13 3/4  9 1/4

                                DIVIDEND POLICY

  The Company has not paid any dividends on its Common Stock since 1990 and currently intends to retain any earnings for the expansion of its business. Accordingly, the Company does not anticipate that it will pay dividends in the foreseeable future. In addition, the Facility currently prohibits the Company from paying dividends on the Common Stock and it is likely that future indebtedness of the Company will also prohibit such dividends. The payment of dividends is within the discretion of the Company's Board of Directors and will depend upon the Company's earnings, financial condition, capital requirements, contractual restrictions and such other factors as the Company's Board of Directors may consider or deem appropriate at the time.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company as of June 30, 1996, and as adjusted to give effect to the sale of the shares of Class A Common Stock offered by the Company, at an assumed public offering price of $12.25 per share, and the application of the net proceeds to the Company to repay $31.9 million principal amount of short-term indebtedness and $3.2 million of the current portion of long-term indebtedness, as described under "Use of Proceeds."

                                                          AS OF JUNE 30, 1996
                                                          ---------------------
                                                             (IN THOUSANDS)
                                                           ACTUAL   AS ADJUSTED
Cash and cash equivalents(1)............................. $  4,226   $ 14,686
                                                          ========   ========
Short-term debt.......................................... $ 31,900        --
                                                          ========   ========
Long-term debt, including current portion................ $ 74,612   $ 71,412
Stockholders' equity(2):
  Preferred Stock(3), $1.00 par value; authorized
   1,000,000 shares; none issued at June 30 and as
   adjusted..............................................      --         --
  Class A Common Stock; par value $1.00; authorized
   15,000,000 shares; issued 8,241,798 shares at June 30
   and 12,241,798 shares as adjusted.....................    8,242     12,242
  Class B Common Stock; par value $1.00; authorized
   2,000,000 shares;
   issued 520,219 shares at June 30 and as adjusted......      520        520
  Additional paid in capital.............................   67,248    108,808
  Earnings employed in the business......................   (5,628)    (5,628)
  Cumulative foreign currency translation adjustment.....   14,985     14,985
  Treasury stock: 23,592 shares at June 30 and as
   adjusted..............................................     (270)      (270)
  Unearned compensation..................................     (227)      (227)
                                                          --------   --------
  Total stockholders' equity.............................   84,870    130,430
                                                          --------   --------
    Total capitalization................................. $159,482   $201,842
                                                          ========   ========

---------------------
(1) Includes approximately $700,000 of restricted cash.
(2) Excludes outstanding options to purchase 665,997 shares of Common Stock and 214,386 additional shares of Common Stock reserved for future issuance under the Company's stock plans. See "Management--Executive Compensation." Excludes 50,000 shares of Class A Common Stock reserved for issuance upon certain specified events under the Stock Purchase and Transfer Agreement dated March 24, 1994 between the Company and Diehl Gmbh & Co. See "Certain Transactions."
(3) The Company has designated 170,000 shares of such preferred stock as Series A Participating Preferred Stock. See "Description of Capital Stock--Rights Plan."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected historical financial data as of and for the period ended December 31, 1995 have been derived from the Company's consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The following selected historical financial data as of and for the four years in the period ended December 31, 1994 have been derived from the Company's consolidated financial statements, which have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected consolidated financial information for the six months ended June 30, 1996 and June 30, 1995 have been derived from the Company's unaudited consolidated financial statements included elsewhere in this Prospectus and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the results for such periods. The results for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the full year. During the periods presented below, the Company has undertaken a number of divestitures and acquisitions, including the 1994 acquisitions of DEA and Roch. Consequently, the selected consolidated financial information set forth below may not be comparable for all periods presented.

  The following data should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                    SIX MONTHS ENDED
                                    FISCAL YEAR ENDED DECEMBER(1)                       JUNE 30,
                          ------------------------------------------------------  ----------------------
                            1991       1992       1993       1994        1995        1995        1996
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $ 177,053  $ 162,524  $ 159,518  $ 209,369  $  328,031  $  158,349  $  166,113
Cost of sales...........    119,481    116,283    110,841    142,776     221,729     108,174     113,693
Selling, general and
 administrative
 expense(2).............     57,614     54,773     48,073     68,473      94,902      46,580      45,104
Restructuring
 charges(3).............        --         --         --       4,169         336         247         --
                          ---------  ---------  ---------  ---------  ----------  ----------  ----------
Operating profit
 (loss).................        (42)    (8,532)       604     (6,049)     11,064       3,348       7,316
Interest expense........      4,219      5,272      5,100      6,575       9,129       3,948       4,553
Other income, net.......        560      2,570      2,880        689         688         390         169
                          ---------  ---------  ---------  ---------  ----------  ----------  ----------
Income (loss) before
 taxes..................     (3,701)   (11,234)    (1,616)   (11,935)      2,623        (210)      2,932
Income tax provision....       (800)    (3,250)       800      2,400         697         200         528
                          ---------  ---------  ---------  ---------  ----------  ----------  ----------
Income (loss) from
 continuing operations..     (2,901)    (7,984)    (2,416)   (14,335)      1,926        (410)      2,404
Loss from discontinued
 operations.............     (1,180)       --         --         --          --          --          --
                          ---------  ---------  ---------  ---------  ----------  ----------  ----------
Net income (loss).......  $  (4,081) $  (7,984) $  (2,416) $ (14,335) $    1,926  $     (410) $    2,404
                          =========  =========  =========  =========  ==========  ==========  ==========
Net income (loss) per
 share..................  $   (0.88) $   (1.63) $   (0.49) $   (2.37) $     0.22  $    (0.05) $     0.27
                          =========  =========  =========  =========  ==========  ==========  ==========
Weighted average number
 of shares outstanding
 and common stock
 equivalents............  4,639,594  4,898,536  4,969,543  6,057,090   8,772,748   8,691,487   8,884,156
OTHER DATA:
Gross profit margin(4)..       32.5%      28.5%      30.5%      31.8%       32.4%       31.7%       31.6%
Selling, general, and
 administrative expense,
 excluding foreign
 currency transaction
 gains or losses, as a
 percent of net sales...       32.8%      34.0%      30.2%      33.2%       29.1%       30.7%       26.7%
Net sales per
 employee(5)............  $      89  $      92  $     104  $     114  $      138          NM          NM
PRO FORMA FINANCIAL
 DATA(6):
Interest expense........        --         --         --         --   $    5,733  $    2,875  $    2,768
Net income..............        --         --         --         --        5,294         759       3,741
Net income per share....        --         --         --         --   $     0.41  $     0.06  $     0.29
Weighted average number
 of shares outstanding
 and common stock
 equivalents............        --         --         --         --   12,773,000  12,692,000  12,884,000

                                      AS OF DECEMBER(1)                AS OF JUNE 30,
                         -------------------------------------------- -----------------
                           1991     1992     1993     1994     1995     1995     1996
                                             (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents............ $  8,347 $  4,640 $  2,094 $  6,676 $  6,262 $  6,571 $  4,226
Working capital.........   68,644   48,036   46,025  102,883   87,569   89,897   97,845
Total assets............  183,805  166,086  165,871  272,274  295,400  281,953  302,652
Total debt..............   61,369   60,700   64,500   92,613  102,068  101,409  106,512
Total stockholders'
 equity.................   80,325   66,674   63,520   78,925   85,857   79,705   84,870

---------------------
(1) The Company's fiscal year ended on December 28, 26 and 25 in 1991, 1992 and 1993, respectively. For all other periods presented, the Company's fiscal year ended on December 31.
(2) During fiscal 1994, selling, general and administrative expenses included duplicative costs associated with the DEA and Roch operations which were consolidated during 1994 and 1995. Includes foreign currency transaction gains of $0.2 million, $1.1 million, $0.6 million and $2.0 million in 1993, 1994, 1995 and the first half of 1995, respectively, and $0.7 million of transaction losses in the first half of 1996.
(3) Restructuring charges are principally attributable to the payment of employee severance and the closing of sales offices associated with integrating the Company's existing operations with those of DEA and Roch.
(4) Data for the first half of the year may not be indicative of data for the full year due to seasonal factors and the frequent impact of product mix variations quarter to quarter.
(5) During fiscal 1994, DEA employees have been accounted for by annualizing the number of employees for the period.
(6) Pro forma to reflect the sale of the shares of Class A Common Stock offered by the Company hereby, at an assumed public offering price of $12.25 per share, and repayment of all short-term indebtedness and current portions of long-term debt outstanding during the pro forma periods, not exceeding $31.9 million and $3.2 million, respectively, as if such transactions had occurred on the first day of the relevant period. The unaudited pro forma financial information does not purport to be indicative of the financial position or operating results which would have been achieved had the Offering taken place at the dates indicated and should not be construed as representative of the Company's financial position or results of operations for any future period or date. See "Use of Proceeds."

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  During the periods discussed below, the Company undertook a number of divestitures and acquisitions in its continuing effort to reposition itself from its historical origins as a machine tool manufacturer to a leader in the field of metrology. These initiatives included the disposition in March and April of 1993 of the remainder of the Company's machine tool business, the acquisition in March 1994 of Roch, the acquisition in September 1994 of DEA, the acquisition in December 1994 of certain intellectual property and other assets of Metronic Ltd. and the consolidation in 1994 and 1995 of the operations of DEA and Roch with the MS Group and the PMI Division, respectively. As a result, the financial results discussed below may not be comparable for the periods presented, and, in addition to the discussion of its historical results of operations, the Company has for 1994 included, where appropriate, a discussion of its results of operations excluding the effects of acquisitions.

  Subsequent to the repositioning initiatives described above, the Company commenced the realignment of its structure and culture towards a more focused and integrated metrology business, with an emphasis on cost reduction and profitability. Since recruiting its current President and Chief Executive Officer in May 1995, the Company has recorded positive net income in each of its fiscal quarters. The Company's ongoing operating strategy is intended to further reduce product costs and, as part of this strategy, the Company intends to standardize product designs worldwide, undertake more cost-effective product designs, outsource components and products, increase supplier partnering and focus on core manufacturing processes. The Company also intends to streamline its sales, marketing and general and administrative processes in an effort to further reduce selling, general and administrative expenses as a percentage of net sales.

  The Company currently operates entirely in the metrology industry through three management units: the MS Group, which manufactures and markets manual and computer-controlled, high precision CMMs and accounted for approximately 67% of the Company's net sales in 1995; the PMI Division, which manufactures mechanical and electronic measuring and inspection tools and accounted for approximately 30% of the Company's net sales in 1995; and the CM Division, which designs and engineers specialty metrology products and systems primarily utilizing non-contact technologies and accounted for less than 3% of the Company's net sales in 1995. MS Group net sales include revenue from aftermarket sales and service for CMMs which the Company estimates, during 1995, comprised approximately 25% of total MS Group net sales. Approximately 65% of the Company's net sales in 1995 were located outside the United States (based on customer location).

FORWARD LOOKING STATEMENTS

  This "Management Discussion and Analysis of Financial Condition and Results of Operations" contains forward looking statements concerning the Company's operations, economic performance and financial condition. Such statements are subject to various risks and uncertainties, including those set forth in "Risk Factors," and actual performance could differ materially from that currently anticipated by the Company. In addition, this "Management Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

  Set forth below are certain results of operations of the Company, calculated as a percentage of net sales:

                                                            SIX MONTHS ENDED
                         FISCAL YEAR ENDED DECEMBER(1)          JUNE 30,
                         ---------------------------------  -------------------
                           1993        1994        1995       1995       1996
RESULTS OF OPERATIONS:
Net sales...............     100.0%      100.0%      100.0%    100.0%     100.0%
Cost of sales...........      69.5        68.2        67.6      68.3       68.4
                         ---------   ---------   ---------  --------   --------
Gross profit margin.....      30.5        31.8        32.4      31.7       31.6
Selling, general and
 administrative
 expense................      30.1        32.7        28.9      29.4       27.2
Restructuring charges...       --          2.0         0.1       0.2        --
                         ---------   ---------   ---------  --------   --------
Operating profit
 (loss).................       0.4        (2.9)        3.4       2.1        4.4
Interest expense........       3.2         3.1         2.8       2.5        2.7
Other income, net.......       1.8         0.3         0.2       0.2        0.1
                         ---------   ---------   ---------  --------   --------
Income (loss) before
 income taxes...........      (1.0)       (5.7)        0.8      (0.2)       1.8
Income tax provision
 (benefit)..............       0.5         1.1         0.2       0.1        0.3
                         ---------   ---------   ---------  --------   --------
Net income (loss).......      (1.5)%      (6.8)%       0.6%     (0.3)%      1.5%
                         =========   =========   =========  ========   ========

---------------------
(1) In 1993, the Company's fiscal year ended on December 25. For all other periods presented, the Company's fiscal year ended on December 31.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

  Net Sales. Net sales increased 4.9%, or $7.8 million, from $158.3 million in the first half of 1995 to $166.1 million in the first half of 1996. Foreign currency exchange rate fluctuations caused a decrease in net sales of $2.1 million in the first half of 1996 as compared to a $9.3 million increase in net sales in the first half of 1995. Excluding these foreign currency effects, net sales for the first half of 1996 increased $9.9 million as compared to the first half of 1995. The MS Group was responsible for $9.3 million of the increase and the PMI and CM Divisions were responsible for the remaining $0.6 million increase. The increase in MS Group net sales was due primarily to increased sales of smaller CMMs manufactured in the United States, as well as increased sales of more fully configured CMMs with higher sales prices. The increase in PMI Division net sales was primarily due to increased unit volume in the United States and price increases worldwide.

  Gross Profit. Gross profit increased 4.5%, or $2.2 million, from $50.2 million in the first half of 1995 to $52.4 million in the first half of 1996. As a percentage of net sales, gross profit margin remained relatively constant, with MS Group gross profit margin increasing and the PMI Division gross profit margin decreasing. The MS Group's gross profit margin increased due to improved product mix, in part resulting from increased sales of more fully configured machines with higher sales prices. In addition, increased revenue from aftermarket services contributed to the improvement in gross profit margin. Decreased gross profit margin at the PMI Division resulted primarily from a planned reduction of inventory levels which resulted in reduced production levels and consequently less fixed overhead cost absorption and lower gross profit margin in the second quarter.

  Selling, General and Administrative Expense. Selling, general and administrative expense ("SG&A") decreased 3.3%, or $1.5 million, from $46.6 million in the first half of 1995 to $45.1 million in the first half of 1996, and decreased as a percentage of net sales from 29.4% to 27.2%. Excluding foreign currency transaction gains or losses, which amounted to a $0.7 million loss in the first half of 1996 and a $2.0 million gain in the first half of 1995, SG&A decreased as a percentage of net sales from 30.7% to 26.7%. The decrease in SG&A as a percentage of net sales was primarily attributable to the success of cost reduction efforts, primarily in the areas of advertising, administrative and travel expenses.

  Operating Profit. As a result of the foregoing, operating profit increased 118.5%, or $4.0 million, from $3.3 million in the first half of 1995 to $7.3 million in the first half of 1996.

  Interest Expense. Interest expense increased 15.3%, or $0.6 million, from $3.9 million in the first half of 1995 to $4.6 million in the first half of 1996. This increase reflects both a $7.1 million increase in average borrowings over the comparable period in 1995, which resulted from additional working capital requirements and financing for the CM Division's new facility in Telford, England, and an increase in average interest rates due to an increased level of borrowing in Italy and the United States where applicable interest rates are higher than the Company average.

  Income Tax Expense. Income taxes include provisions for federal, foreign and state income taxes and are based on the Company's estimate of the effective income tax rates for the full year. The Company has estimated its 1996 effective tax rate at 18.0%, which compares with the effective tax rate of 26.6% for the year ended December 31, 1995. The reduction in the estimated effective tax rate in 1996 from the actual effective tax rate for the year ended December 31, 1995 is attributable to income earned in foreign tax jurisdictions in which net operating loss carryforwards will be utilized in 1996. See Note 4 to the Consolidated Financial Statements for information on foreign operating loss and capital loss carryforwards and deferred tax assets.

  Net Income. As a result of the preceding factors, net income increased from a net loss of $0.4 million, $0.05 per share, in the first half of 1995 to net income of $2.4 million, $0.27 per share, in the first half of 1996.

  Results for the third quarter of 1996 are not yet available. However, in accordance with the general seasonality pattern for the Company's operations, where the Company has typically recorded lower net sales and net income in the first and third quarters than in the second and fourth quarters, the Company estimates that its net income for the third quarter of 1996 will be less than its net income for the second quarter of 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Net Sales. Net sales increased 56.7%, or $118.6 million, from $209.4 million in 1994 to $328.0 million in 1995. Foreign currency exchange rate fluctuations caused an increase in net sales of $12.1 million during 1995 as compared to an increase of $3.3 million in 1994. Excluding these foreign currency effects, net sales for 1995 increased $106.5 million over 1994. The MS Group was responsible for approximately $95.4 million of the $106.5 million increase and the PMI and CM Divisions were responsible for the remaining $11.1 million of the increase. The increase in MS Group net sales was primarily attributable to the DEA acquisition ($69.5 million of the increase) and an increase in unit volumes of lower priced CMMs. The increase in PMI Division net sales was attributable to the Roch acquisition and the introduction of new products and new customers.

  Gross Profit. Gross profit increased 59.6%, or $39.7 million, from $66.6 million in 1994 to $106.3 million in 1995. This increase was primarily a result of the full-year sales effect during 1995 of the acquisitions of DEA and Roch and their continued integration into the operations of the MS Group and the PMI Division, respectively, as well as an improvement in the gross profit margin of the PMI Division. The improvement in gross profit included the effect of an inventory writedown of $3.7 million in 1994 primarily due to the discontinuance of certain product lines as a result of the consolidation of DEA and Roch as compared to a positive net inventory adjustment in 1995 of $0.3 million. As a percentage of net sales, gross profit increased from 31.8% to 32.4% due to an increase in the PMI Division's gross profit margin, offset partially by a slight decrease in the MS Group's gross profit margin. Increased gross profit margin at the PMI Division resulted from better product mix and the impact of improved absorption of fixed costs as a result of increased PMI Division sales and production volume. The MS Group's gross profit margin decreased slightly, primarily as a result of increased unit volumes of lower priced CMMs offset partially by increased unit volumes of more fully configured CMMs.

  Selling, General and Administrative Expense. SG&A increased 38.5%, or $26.4 million, from $68.5 million in 1994 to $94.9 million in 1995, and decreased as a percentage of net sales from 32.7% to 28.9%. Exclusive of foreign currency transaction gains or losses, which amounted to a $0.6 million gain in 1995 and a $1.1 million gain in 1994, SG&A decreased as a percentage of net sales from 33.2% to 29.1%. The decrease in SG&A as a percentage of net sales was primarily attributable to consolidation savings that were planned and achieved as a result of the consolidation of DEA sales and distribution operations with those of the MS Group and the consolidation of Roch with the PMI Division. Foreign currency transaction gains in 1995 include a gain of $0.9 million due to a revaluation of a 1994 foreign denominated liability that was incorrectly recorded at an historical, rather than current, foreign exchange rate in the Company's previously issued consolidated financial statements.

  Restructuring Charges. Restructuring charges amounted to $4.2 million in 1994 and $0.3 million in 1995. Restructuring charges in 1994 were due principally to employee severance costs incurred in connection with sales office closings associated with integrating Brown & Sharpe's existing operations with those of DEA ($2.4 million) and severance costs ($1.8 million) in connection with the consolidation of Roch and a restructuring at Tesa-Brown & Sharpe S.A. ("Tesa").

  Operating Profit. As a result of the foregoing, operating profit increased $17.1 million, from an operating loss of $6.0 million in 1994 to an operating profit of $11.1 million in 1995. Excluding the effects of the inventory writedown, inventory adjustment and restructuring charges discussed above, and a $0.5 million adjustment in 1995 relating to 1994 preliminary purchase price adjustments in connection with the DEA acquisition, operating profit increased $9.7 million, from $1.9 million in 1994 to $11.6 million in 1995.

  Interest Expense. Interest expense increased 37.9%, or $2.5 million, from $6.6 million in 1994 to $9.1 million in 1995. An increase in average borrowings from $81.0 million in 1994 to approximately $100.0 million in 1995 resulted in increased interest expense in 1995. The increase in average outstanding balances occurred after the DEA acquisition in September 1994 as a result of additional working capital requirements arising from increased sales and the payment of costs associated with restructuring and achieving the acquisition consolidation savings.

  Income Tax Expense. The Company has recorded a deferred tax asset for deductible temporary differences that exist related to its U.S. operations. This deferred tax asset has been recorded based on the existence of sufficient taxable income in the carryback period and the reversal of existing taxable temporary differences. For further information concerning the provision for income taxes, as well as information regarding differences between effective tax rates and statutory rates, see Note 4 of the Notes to the Consolidated Financial Statements.

  Net Income. As a result of the preceding factors, net income increased from a net loss of $14.3 million, $2.37 per share, in 1994 to net income of $1.9 million, $0.22 per share, in 1995.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 25, 1993

  Net Sales. Net sales increased 31.3%, or $49.9 million, from $159.5 million in 1993 to $209.4 million in 1994. The increase in net sales for 1994 resulted primarily from the partial-year inclusion of sales of DEA products and services ($37.6 million), the partial-year inclusion of sales of Roch products ($7.8 million), and a favorable currency movement ($3.3 million). Approximately $1.9 million of net sales in 1993 were attributable to machine tool spare parts and rebuild operations sold in early 1993. Excluding the effects of the DEA and Roch acquisitions and the machine tool spare parts operations, net sales in 1994 increased 4.1%, or $6.4 million, over net sales in 1993. Excluding DEA, MS Group net sales in 1994 decreased 0.7% from net sales in 1993, largely as a result of entering 1993 with a larger backlog than at the beginning of 1994. PMI Division and CM Division net sales for 1994 increased primarily as a result of the resolution of financial difficulties of a German distributor which had depressed net sales in 1993.

  Gross Profit. Gross profit increased 36.8%, or $17.9 million, from $48.7 million in 1993 to $66.6 million in 1994, primarily as a result of the partial-year sales effect during 1994 of the acquisitions of DEA and Roch and the benefits of the integration of the Roch operations into the PMI Division. Gross profit also benefited from increased unit volumes at all of the Company's divisions. Gross profit in 1994 included an inventory writedown of $3.7 million associated with the discontinuance of certain product lines as a result of the consolidation of DEA and Roch. Excluding the gross profit of DEA and such inventory writedowns, gross profit increased 25.3%, or $12.4 million, from $49.0 million in 1993 to $61.4 million in 1994. As a percentage of net sales, gross profit margin increased from 30.5% to 31.8% in 1994 due to gross profit margin increases at the MS Group and the PMI Division. Excluding DEA, the gross profit margin of the PMI Division and the MS Group increased and the gross profit margin of the CM Division decreased.

  Selling, General and Administrative Expense. SG&A increased 42.4%, or $20.4 million, from $48.1 million in 1993 to $68.5 million in 1994, and increased as a percentage of net sales from 30.1% to 32.7%. Exclusive of foreign currency transaction gains or losses, which amounted to a $1.1 million gain in 1994 and a $0.2 million gain in 1993, SG&A increased as a percentage of net sales from 30.2% to 33.2%. This increase was primarily attributable to the acquisitions of DEA and Roch in 1994 and to expenses of an extra week in fiscal 1994, as compared to 1993, of about $1.0 million, as well as the recording in the second quarter of 1994 of a provision increasing the allowance for uncollectible accounts receivable by approximately $0.6 million for collection uncertainties related to a single customer. Excluding the effects of the DEA and Roch acquisitions, SG&A was $55.3 million in 1994.

  Restructuring Charges. Restructuring charges for 1994 amounted to $4.2 million ($1.0 million and $3.2 million in the third and fourth quarters, respectively), comprised principally of employee severance and sales office closing costs. Of this amount, $2.4 million was associated with the DEA acquisition and $1.8 million was associated with the Roch acquisition and a restructuring at Tesa.

  Operating Profit. As a result of the foregoing, operating profit decreased $6.6 million, from operating profit of $0.6 million in 1993 to an operating loss of $6.0 million in 1994. Excluding the effects of the inventory writedowns and the restructuring charges discussed above, operating profit increased $1.0 million, from $0.9 million in 1993 to $1.9 million in 1994.

  Interest Expense. Interest expense increased 29.4%, or $1.5 million, from $5.1 million in 1993 to $6.6 million in 1994. This increase in interest expense reflects a $22.6 million increase in the average annual balance of borrowings, primarily the $16.6 million of debt of DEA and Roch assumed in the acquisition thereof, offset by a slight decrease in the average effective interest rate in 1994.

  Other Income, Net. Other income decreased 76.1%, or $2.2 million, from $2.9 million in 1993 to $0.7 million in 1994. This decrease occurred because 1993 other income included a one-time gain of $2.0 million resulting from the sale of certain small business operations.

  Income Tax Expense. The Company has recorded a deferred tax asset for deductible temporary differences that exist related to its U.S. operations. This deferred tax asset has been recorded based on the existence of sufficient taxable income in the carryback period and the reversal of existing taxable temporary differences. For information concerning the provision for income taxes, see Note 4 of the Notes to the Consolidated Financial Statements.

SELECTED QUARTERLY OPERATING RESULTS

  The following table sets forth certain unaudited consolidated financial data for the ten most recently ended fiscal quarters through June 30, 1996. This data has been derived from unaudited consolidated financial statements of the Company, that, in the opinion of management, include all adjustments necessary for a fair presentation in accordance with generally accepted accounting principles. The Company's results of operations for a particular quarter are not necessarily indicative of the results of operations for any future period. As a result of the 1994 acquisition of Roch and DEA, and the consolidation in 1994 and 1995 of the operations of DEA and Roch with the MS Group and the PMI Division, respectively, the information set forth below may not be comparable for all periods presented. As a result of spending variations in the end user markets that the Company serves, the Company has typically recorded lower net sales and net income in the first and third quarters than in the second and fourth quarters and higher net sales and net income in the fourth quarter. In the third and fourth quarters of 1994, the Company recorded a net loss primarily due to restructuring charges associated with the DEA acquisition, the Roch acquisition and a restructuring at Tesa. See Note 17 to the Consolidated Financial Statements for information with respect to the previously reported unaudited quarterly information.

                                                           QUARTER ENDED
                         ------------------------------------------------------------------------------------------
                                       1994                                 1995                        1996
                         -----------------------------------  -----------------------------------  ----------------
                         MAR. 31  JUNE 30  SEPT. 30  DEC. 31  MAR. 31  JUNE 30  SEPT. 30  DEC. 31  MAR. 31  JUNE 30
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............... $37,140  $43,717  $40,864   $87,648  $75,868  $82,481  $78,571   $91,111  $76,278  $89,835
Selling, general and
 administrative
 expense................  12,830   14,288   14,311    27,044   24,609   21,971   21,781    26,541   22,089   23,015
Selling, general and
 administrative expense
 as a percent of sales..    34.5%    32.7%    35.0%     30.9%    32.4%    26.6%    27.7%     29.1%    29.0%    25.6%
Net income (loss)....... $(2,874) $(1,368) $(4,615)  $(5,478) $(1,455) $ 1,045  $   220   $ 2,116  $   550  $ 1,854
Earnings (loss) per
 share.................. $ (0.57) $ (0.26) $ (0.86)  $ (0.63) $ (0.17) $  0.12  $  0.03   $  0.24  $  0.06  $  0.21

LIQUIDITY AND CAPITAL RESOURCES

  Over the last several years, the Company has funded its working capital, capital expenditure, research and development and other needs from operating cash flows, sales proceeds from discontinued businesses, borrowings under short-term credit facilities and an aggregate of $33.5 million of term and mortgage indebtedness incurred in 1994. At June 30, 1996, the Company's outstanding indebtedness was $106.5 million, including $74.6 million of long-term indebtedness (including current portion) and $31.9 million of short-term borrowings (including $15.1 million outstanding pursuant to the Facility), and the Company's cash and cash equivalents were $4.2 million including restricted cash of $0.7 million. During the first half of 1996, the Company refinanced $12.2 million of outstanding Swiss mortgages. The Facility provides for maximum aggregate borrowings of $25.0 million and the foreign credit facilities provide for maximum aggregate borrowings of $47.4 million. The Facility is available for working capital and general corporate purposes. Of the foreign credit facilities, $24.4 million is available for working capital and general corporate purposes to the Company's foreign subsidiary in the country where borrowed, $17.4 million is available on presentment of eligible invoices for discounting and $5.6 million is available to support letters of credit and performance and bid bonds. Actual availability under the Facility is limited on the basis of eligible United States accounts receivable and inventory. At June 30, 1996, giving effect to such borrowing base limitations and outstanding borrowings, the Company's maximum available additional borrowings under the Facility were $6.8 million and its maximum available additional borrowings and letters of credit under its foreign credit facilities were $27.9 million.

  The commitments under the Facility continue until September 1997 and automatically renew thereafter for one year periods, subject to the termination provisions contained in the Facility. The Facility is secured by substantially all of the Company's domestic assets and 65% of the shares of certain foreign subsidiaries and contains a number of covenants, including the obligation to maintain certain financial ratios and a prohibition on the payment of dividends. The Company's foreign credit facilities are generally due on demand and certain of such facilities are secured by certain of the Company's foreign assets. On March 31, 1996 and June 30, 1996, the Company breached the current ratio covenant contained in the Facility. Such breaches were waived. There can be no assurance that the Company will not breach this covenant in the future.

  The Company's growth during 1995 and the first six months of 1996 has increased its working capital requirements. In order to fund such increased working capital requirements, during the first half of 1996, the Company restricted planned capital expenditures and funding for certain other projects planned to achieve cost reductions and sales growth. If the Offering were not completed or other sources of financing were not arranged by the Company, it is likely that the Company would need to continue such restrictions in the future.

  Following the Offering, the Company expects to fund its working capital, capital expenditures and other needs principally from cash on hand, operating cash flows and borrowings under short-term credit facilities. At June 30, 1996, on a pro forma basis, after giving effect to the Offering and the application of a portion of the net proceeds therefrom to repay $31.9 million principal amount of short-term indebtedness and $3.2 million of the current portion of long-term indebtedness, the Company would have had outstanding approximately $71.4 million of long-term indebtedness and no short-term indebtedness, and the Company's cash and cash equivalents would have been $14.7 million. In addition, at June 30, 1996, on such pro forma basis, the Company's maximum available borrowings under the Facility would have been $21.9 million and the maximum available borrowings and letters of credit under its foreign credit facilities would have been $44.7 million.

  At June 30, 1996, and on a pro forma basis as set forth above, the annual maturities of the Company's long-term debt were $3.2 million, $32.4 million, $6.3 million and $9.9 million for 1996, 1997, 1998 and 1999, respectively.

  Management believes that, upon consummation of the Offering and the application of net proceeds to the Company therefrom, available short- and long-term borrowings, cash on hand and cash flow from operations will be sufficient to meet foreseeable cash requirements of the Company for the next three to four years. Significant acquisitions or strategic partnerings could, however, increase the Company's capital requirements, and in such event the Company would seek to raise additional debt or equity.

  The Company is currently negotiating to replace the Facility with a $40.0 million New Facility. Based on its current discussions regarding the New Facility, the Company believes that the New Facility will, if put in place, be secured by substantially all of its domestic assets and 65% of the shares of some of its foreign subsidiaries and that the borrowing base limitations contained therein will be less restrictive than those contained in the Facility. There can be no assurance that the New Facility will be obtained on terms acceptable to the Company, if at all.

  Cash Flow. Net cash used in operations in the first half of 1996 was $4.8 million, as compared to net cash provided by operations of $3.0 million in the first half of 1995. For the first half of 1996, net income of $2.4 million increased by depreciation and other non-cash items of $4.5 million was offset by increases in working capital of $11.7 million. In the first half of 1995, net loss of $0.4 million, decreased by an increase in working capital of $1.0 million, was offset by depreciation and other non-cash items of $4.5 million.

  Net cash used in investment transactions in the first half of 1996 was $5.1 million as compared to net cash used in investment transactions in the first half of 1995 of $3.3 million. In the first half of 1996, investment transactions included capital expenditures of $5.4 million. In the first half of 1995, investment transactions included capital expenditures of $3.9 million.

  Cash provided by financing transactions was $6.2 million in the first half of 1996 compared with $5.4 million in the first half of 1995. Financing transactions during 1996 consisted of a $4.4 million increase in short-term borrowings and $3.0 million of long-term debt to finance the new CM facility in Telford, England and the repayment of $1.6 million of long-term debt. Financing transactions during 1995 included $6.2 million of short-term borrowings offset by $1.2 million of long-term debt payments.

  Working Capital. Working capital was $97.8 million at June 30, 1996 compared to $87.6 million at December 31, 1995. Inventories increased to $97.0 million at June 30, 1996, an increase of $8.4 million from the end of 1995, and accounts receivable increased $0.7 million from December 31, 1995. In addition, total short- and long-term borrowing increased $4.4 million to a total of $106.5 million at June 30, 1996 as compared to $102.1 million at December 31, 1995 primarily due to increased working capital requirements.

  Capital Expenditures. The Company's capital expenditures, net of disposal proceeds, were approximately $5.4 million in the first half of 1996, of which $3.2 million was for the new CM facility in Telford, England, compared to $12.1 million, $8.9 million and $4.4 million for the years 1995, 1994 and 1993, respectively, and $3.9 million, $1.4 million and $2.0 million for the first half of 1995, 1994 and 1993, respectively. Management estimates that capital expenditures for the remainder of 1996 will amount to approximately $4.0 million, which includes expenditures of $0.8 million for completion of the new CM facility in Telford. Amounts spent on capital expenditures have been less than planned and may increase in the future if the Company has sufficient liquidity available.

  Product Design and Manufacturing Engineering. The Company invested $7.0 million, or 4.2% of net sales, in product design and manufacturing engineering for the first half of 1996, compared to $7.6 million or 4.8% of net sales, in the first half of 1995. The Company invested $15.8 million, or 4.8% of net sales, $9.2 million, or 4.4% of net sales, and $8.7 million, or 5.5% of net sales, in 1995, 1994 and 1993, respectively, for product design and manufacturing engineering.

                                   BUSINESS

GENERAL

  The Company, which was founded in 1833, is a leading designer, manufacturer and marketer of metrology products worldwide under numerous internationally recognized brand names. Metrology is the science of the physical measurement of objects using various precision instruments and equipment. The Company's high precision products measure physical dimensions of, and inspect and verify conformance to specifications of, components and products and are used in manufacturing, quality control and product development operations. The Company's product line ranges from hand tools and instruments to customized computer-controlled metrology systems which integrate hardware and software and are augmented by service, training and aftermarket support. The Company markets its metrology products and services in North America, Europe, Asia, South America and the Middle East. Important end user markets for the Company's products include the automotive, aerospace, industrial machinery, electronics and computer industries, and the Company's customers include Ford Motor Co., Daimler Benz, Toyota, Chrysler, BMW, Boeing Co., Eastman Kodak Co. Inc., International Business Machines Corp., Hewlett-Packard Co., General Electric Co., Caterpillar Inc., United Technologies Corp., Motorola Inc., Phillips, Samsung and Xerox Corp. For the twelve months ended June 30, 1996, the Company recorded net sales of $335.8 million, approximately two-thirds of which were sales to customers located outside of the United States.

  Manufacturers depend upon metrology hardware and software products to monitor consistent product conformance to their exacting specifications, thereby improving the reliability, fit and finish of their products. In addition to these quality and performance benefits, metrology products help manufacturers lower costs by reducing errors, scrap, rework and warranty expense, improving the manufacturing process, lowering throughput time, increasing capacity and reducing work-in-progress inventories. In recent years, manufacturers have accelerated the integration of quality control functions directly into the production process by incorporating the use of metrology products on the factory floor. In addition, manufacturers are demanding more precise, capable and flexible metrology systems as their products become smaller, more complex and/or must meet more stringent quality and safety standards. Their exacting product specifications often require measurement to an accuracy of less than one micron (one millionth of a meter or approximately 1/100th of the thickness of a human hair) or, in some special cases, measurement of nanometers (one billionth of a meter or the unit of measurement for the wavelength of light). Increasingly, metrology systems must incorporate a mix of traditional contact and newer non-contact technologies because of reduced part sizes and the diversity of new materials used in manufactured products. Metrology systems are purchased by customers regardless of their need for additional production capacity because of ever-increasing quality requirements and the need to reduce product costs. The price points of metrology products range from $100 for a caliper to over $1.5 million for a sophisticated CMM system.

  The Company's operations are conducted through three management units:
Measuring Systems, Precision Measuring Instruments and Custom Metrology.

  . THE MEASURING SYSTEMS GROUP, which accounted for approximately 67% of the Company's net sales in 1995, manufactures and markets a wide range of manual and computer-controlled, high precision CMMs including "in-process" measuring systems under the Brown & Sharpe, DEA, and Leitz, brand names. The Company believes it is the worldwide market leader for CMMs as measured by net sales and installed base. The Company believes it has an installed base of over 18,000 CMMs worldwide, creating a significant opportunity for aftermarket sales and services.

  . THE PRECISION MEASURING INSTRUMENTS DIVISION, which accounted for approximately 30% of the Company's net sales in 1995, manufactures a wide range of mechanical and electronic measuring and inspection tools (including height gauges, calipers, dial indicators, micrometers and gauge blocks) which are marketed under the Brown & Sharpe, Tesa, Etalon, Interapid, Standard Gage, Select Gauge, Mauser, Mercer and Roch brand names through more than 450 distributors and catalog houses worldwide.

  . THE CUSTOM METROLOGY DIVISION designs and engineers, under the Tesa brand name, specialty products and systems that provide customized solutions for unique measurement or inspection problems primarily utilizing non-contact technology. Technologies and custom applications developed by the CM Division with customer funding have been directly applied to the design of standard products or systems distributed by the MS Group or the PMI Division.

REPOSITIONING INITIATIVES

  Over the past several years, the Company has undertaken a series of divestitures, acquisitions and other strategic initiatives which have repositioned the Company from its historical origins as a machine tool manufacturer into a leader in the field of metrology. These repositioning initiatives included:

  . Divestiture of Non-Core Operations. The divestiture of non-strategic operations, including the machine tool, pump and hydraulics businesses, which enabled the Company to focus on its core metrology technologies and market distribution strengths.

  . Strategic Metrology Acquisitions. Strategic acquisitions which enabled the Company to increase greatly the breadth of its metrology product offering and the strength of its distribution system. These acquisitions included the 1994 acquisitions of DEA, Roch and certain intellectual property and assets of Metronic Ltd.

  . Rationalization and Consolidation of Operations. Lowering the Company's overhead cost structure by reducing duplicative functions and associated headcount and by consolidating and rationalizing the Company's manufacturing facilities and operations, which enabled the Company to increase productivity and efficiency.

  As a result of these strategic repositioning initiatives, the Company's net sales increased from $162.5 million in fiscal 1992 to $328.0 million in fiscal 1995, while its gross profit margin increased from 28.5% to 32.4% and selling, general and administrative expenses, excluding foreign currency transaction gains and losses, as a percentage of net sales, decreased from 34.0% to 29.1% during the same period. See "Selected Consolidated Financial Data."

NEW LEADERSHIP AND BUSINESS STRATEGY

  Following completion of the Company's repositioning initiatives, the Company sought to recruit new management leadership to enhance the Company's leading market positions, improve its global competitiveness and continue to improve its financial performance. To that end, the Company recruited Frank T. Curtin as its new President and Chief Executive Officer in May 1995, who then restructured the senior management team and recruited additional senior managers for key management roles. The current ten-member senior management team has over 296 years of combined experience in highly competitive industrial businesses and global manufacturing organizations, is focused on enhancing the financial performance of the Company, motivated in part by an equity-based incentive compensation system, and has made significant progress in realigning the structure and culture of the Company towards a more focused and integrated metrology business. As a result of the repositioning of the Company and the focus of the current management team on enhancing financial performance, the Company has achieved positive net income in each of its fiscal quarters since Mr. Curtin joined the Company. In addition, management believes that its focus on cost reduction during Mr. Curtin's tenure has resulted in a decrease in selling, general and administrative expenses, excluding foreign currency transaction gains or losses, as a percentage of net sales from 30.7% in the first half of 1995 to 26.7% in the first half of 1996. See "Selected Consolidated Financial Data."

  The Company is implementing its strategy based on the following elements:

  . Continue Cost Improvements. The Company intends to continue to implement measures designed to reduce its product costs through: (i) standardizing product designs worldwide; (ii) increasing the cost- effectiveness of product designs; (iii) outsourcing components and products; (iv) increasing supplier partnering; and (v) focusing on core manufacturing processes. The Company also intends to streamline its sales, marketing and general and administrative processes in an effort to reduce selling, general and administrative expenses as a percentage of sales.

  . Develop New Products and End User Markets. The Company's goal is to increase net sales by expanding penetration of served industrial end user markets and by capitalizing on high growth end user markets such as the electronics, computer and medical industries where metrology needs are growing rapidly. To expand in these high growth industries, the Company intends to focus on development of software and emerging non-contact metrology technologies through continued internal development and through strategic acquisitions and technical partnerships (such as the acquisition of certain intellectual property and assets of Metronic Ltd. and the ASI joint venture). To expand its penetration of served industrial end user markets, the Company expects to continue the introduction of new metrology systems utilizing both contact and non-contact technologies, and to develop sensors and other sophisticated products that can be imbedded in a variety of manufacturing processes. The Company plans to form technical and commercial alliances with manufacturers of process equipment to provide enhanced combined manufacturing systems utilizing the Company's sensors and other products.

  . Enhance Existing and Develop New Software. The Company intends to emphasize research and development of software systems and applications designed to meet the evolving metrology needs of its end users. To that end, the Company intends to leverage off its software development team of approximately 320 software and applications engineers and technicians (including 50 engineers of ASI) in the following four areas: (i) metrology software for inspection and verification of piece-part integrity and conformance to design specifications; (ii) process control software designed to detect and correct drifts in part tolerances before the manufacturing process produces scrap or improperly configured components; (iii) enhanced management information systems that report statistical and quality information from the manufacturing process; and
     (iv) new software that will link the Company's CMMs and, therefore, the manufacturing process with computer-aided engineering and manufacturing systems that will provide the means for real-time feedback, analysis and, ultimately, control of manufacturing to design specifications. The Company believes that its existing library of metrology software, together with newly developed software, should enable it to respond to the growing demand in manufacturing for on-line inspection and verification. The Company also believes that its experience with CMM software and manufacturing processes are critical to the successful development of software that is linked with computer aided engineering systems.

  . Leverage Worldwide Distribution Capability. Through the acquisitions of DEA and Roch, Brown & Sharpe has expanded its product lines and strengthened its marketing and distribution capabilities in Europe, South America, the Middle East, India and China. The Company plans to continue to strengthen and expand its worldwide distribution capability, principally by continuing to rationalize its existing distribution network and by opening new demonstration centers and adding direct sales capacity and distributors where cost effective. The Company also intends to capitalize on the strength of its global distribution network by increasing the number of Company-designed and third-party sourced products sold through its distribution channels in an effort to increase gross profit without a corresponding increase in selling, general and administrative expenses.

  . Increase Aftermarket Sales and Services. The Company intends to increase its focus on higher margin aftermarket sales and services, including calibration and rebuilding of CMMs, software upgrades, and parts sales. The Company believes that the worldwide installed base of CMMs, estimated at over 60,000 (including 18,000 of the Company's CMMs), creates a significant demand for such aftermarket services.

  The Company believes that the level of customer service it provides, as measured by third-party surveys of its customers, is superior to that of its principal competitors, and expects to further strengthen its customer relationships through enhanced aftermarket support and increased partnering efforts. The Company's net sales attributable to aftermarket sales and service in 1995 were estimated to be approximately 25% of MS Group net sales for the same period.

METROLOGY INDUSTRY

 GENERAL

  Metrology products and systems range from hand tools for simple measuring tasks to complex integrated systems of hardware and software that can measure, digitize, inspect and verify manufactured parts and components to exacting specifications. Manufacturers depend upon metrology hardware and software products to monitor consistent product conformance to their exacting specifications, thereby improving the reliability, fit and finish of their products. In addition to these quality and performance benefits, metrology products help manufacturers lower costs by reducing errors, scrap, rework and warranty expense, improving the manufacturing process, lowering throughput time, increasing capacity and reducing work-in-progress inventories. In recent years, manufacturers have accelerated the integration of quality control functions directly into the production process by incorporating the use of metrology products on the factory floor. In addition, manufacturers are demanding more precise, capable and flexible metrology systems as their products become smaller, more complex and/or must meet more stringent quality and safety standards. Their exacting product specifications often require measurement to an accuracy of less than one micron (one millionth of a meter or approximately 1/100th of the thickness of a human hair) or, in some special cases, measurement of nanometers (one billionth of a meter or the unit of measurement for the wavelength of light). Increasingly, metrology systems must incorporate a mix of traditional contact and newer non-contact technologies because of reduced part sizes and the great diversity of new materials used in manufactured products. Metrology systems are purchased by customers regardless of their need for additional production capacity because of ever-increasing quality requirements and the need to reduce product costs.

  Metrology products serve a broad range of measurement requirements. The simplest metrology products include devices such as calipers, dial gauges, micrometers, surface plates and height gauges. These are generally inexpensive hand-held tools that measure in one dimension to within an accuracy of between two (80 millionths of an inch) and 25 microns ( 1/100th of an inch). Fixed gauges are often more expensive devices that inspect and verify in one to three dimensions to within an accuracy of between one and 25 microns and are typically used where manufacturers need to measure a single, uniform product at a high rate of speed. Fixed gauges tend to make simple, comparative measurements of products in a manufacturing process. CMMs are more sophisticated, complex machines that use a variety of technologies to measure in three dimensions to an accuracy of between 0.5 and 100 microns. These technologies range from advanced probes that physically "contact" the product being measured to highly sophisticated non-contact vision, optical, laser and scanning probes that collect precise data without touching the product being measured. While some CMMs are manually operated, most are now controlled by software systems that not only compare the product to a manufacturer's CAD/CAM models, but also provide the manufacturer with dimensions of the product to be converted into the CAD/CAM model. CMMs are highly flexible machines that can measure different products for a manufacturer without re-tooling or other significant changes as opposed to fixed gauges that may require expensive and time-consuming retooling. The price points of metrology products range from $100 for a caliper to over $1.5 million for a sophisticated CMM such as those used to measure car and truck bodies.

 MARKETS

  Participants in the metrology industry generally compete in one or more of six broad product areas: (i) simple and relatively inexpensive tools that measure in one dimension, such as calipers, dial gauges, micrometers, surface plates and transfer gauges; (ii) digital electronic height gauges of varying accuracies and sizes; (iii) sophisticated special purpose metrology systems including fixed gauges; (iv) general purpose and application-specific CMMs;
(v) alternative technologies such as vision tunnels or surface finish and geometry measurement; and (vi) customized metrology solutions to specific metrology problems. The Company competes in all of the foregoing product areas other than fixed gauges and most of the alternative technologies.

  Sales of simple metrology products and less sophisticated height gauges are driven by price, brand, product innovation, ease of purchase and effectiveness of distribution. Products in this category are generally hand-held or relatively small devices that permit a manufacturer to make measurements in one or occasionally two dimensions. These products are generally inexpensive, providing a cost-effective solution to simple metrology problems where the industrial customer does not need the increased capabilities of fixed gauges, CMMs or certain other sophisticated metrology systems. However, simple metrology products are generally limited in terms of accuracy, flexibility and/or their ability to collect data. Further, they are dependent upon skilled operators. The market for simple metrology products is fragmented, with many regional suppliers. End user markets for these products include most basic industries, including the automotive, construction, industrial machinery, appliance and farm equipment industries.

  Sales of fixed gauges have traditionally been driven by manufacturers' needs for one, two or three dimensional metrology on the factory floor. Products in this category, typically more expensive than simple metrology products, compete directly with CMMs regarding inspection and verification of manufactured parts. Fixed gauge systems are frequently a more expensive investment than comparable CMM systems, but for the specific purpose intended, may be less expensive over the long run. Fixed gauges can range from simple one dimensional tools to semi- and fully-automatic three dimensional factory floor systems that quickly compare production parts to "master parts." However, because these gauge systems are "fixed," they are inherently inflexible. The fixed gauge must be reworked or a new gauge designed and built every time manufacturers make dimensional changes in the part being measured. The trend of the industry is away from fixed gauges and toward flexible gauges because of the need to make costly changes to fixed gauges when the part they measure changes.

  Sales of CMMs and more sophisticated height gauges are driven by manufacturers' needs for high accuracy, flexibility, speed and information. Products in this category, while typically more expensive than simple metrology products and some fixed gauges, are generally more versatile machines that can measure, digitize, inspect and verify diverse manufactured parts. The accelerating use of more sophisticated software has played an important role in the evolution of CMMs in response to the marketplace. Improved software and linkage to CAD/CAM and network technologies enable CMMs both to compensate automatically for the position of the piece to be measured, eliminating the need for the time consuming manual positioning necessary with less advanced metrology products, such as surface plate gauges, and also to relay information to the manufacturer's CAD/CAM model to facilitate production process adjustments. Although CMM-type software can be added to on-machine gauging and a small percentage of fixed gauges, CMMs are easier to use, more flexible, and generally provide more analytical information than most products using competing technologies. Presently, CMMs are installed at sites ranging from highly controlled laboratory sites to hostile, factory floor industrial settings, and can measure objects ranging in size from a semiconductor chip to an aircraft exterior, and can provide accuracies with tolerances of 0.5 to 100 microns. CMMs can achieve this through contact or non-contact probing methods, depending upon the manufacturer's needs. The market for CMMs is dominated by five competitors, including the Company.

  Sales of customized metrology products are driven by specific needs in specific industries and, in Brown & Sharpe's case, tend to focus on emerging metrology technologies. Generally, custom metrology challenges arise where existing metrology products and systems cannot adequately address a narrow yet important manufacturing task. This product category requires research, development and innovation and often includes the development of new applications for optical, laser and scanning sensor probes.

MS GROUP

  The MS Group, the largest of Brown & Sharpe's three units, accounted for approximately 67% of Brown & Sharpe's net sales in 1995. The MS Group is headquartered in North Kingstown, Rhode Island and manufactures and markets CMMs. MS Group products sold under the Brown & Sharpe name are manufactured at the Company's North Kingstown facility, MS Group products sold under the DEA name are manufactured in Turin, Italy, and MS Group products sold under the Leitz name are manufactured in Wetzlar, Germany. The primary end user markets for the Company's CMM products include the automotive (including automotive suppliers), heavy transport, aerospace, electronics, computer, industrial machinery and medical industries.

  MS Group products range from small, manually operated CMMs to large, high speed, high precision automatic CMMs. In addition to these standard and custom-configured CMMs, Brown & Sharpe also produces and sells high-speed process control systems. The smallest machines can measure in a volume up to 16x14x12 inches and are priced at approximately $10,000, while the larger, high speed, high accuracy CMMs with integrated software systems can cost over $1.5 million. The MS Group also provides laser scanning and optically based measuring machinery from microscopes to vision systems.

  The Company believes that its "user-friendly" CMM application software gives it a competitive advantage in the marketplace for CMMs. These proprietary software products provide the MS Group's customers with an understandable, icon-based inspection analysis capability, graphical user interfaces and outputs, and the capability to network with manufacturing systems. The MS Group also provides its customers with special software and systems that integrate the MS Group's products with the customer's host information and communications network. In addition to sales of CMMs, the MS Group provides aftermarket sales and service, including calibration and rebuilding of CMMs, software upgrades and parts sales, for Brown & Sharpe CMMs and competing CMMs. The Company's net sales attributable to aftermarket sales and services in 1995 were estimated to be approximately 25% of MS Group net sales for the same period.

  The MS Group distributes its products primarily through a 120-person worldwide sales force directly to U.S. and European customers, and utilizes a network of independent agents and distributors to cover the Pacific rim, South American and African markets. The typical MS Group sales process involves lengthy, technical, one-on-one discussions between the salesperson or the distributor/sales agent and customer and is often part of a competitive bid process. As an important part of its marketing and distribution strategy, Brown & Sharpe provides in-depth training to its customers at 31 support and demonstration centers located throughout the United States, Europe and Asia. Brown & Sharpe also operates contract inspection and measuring services from these demonstration centers which offsets a portion of the cost of operating the centers. In 1994 and 1995, Brown & Sharpe closed five demonstration centers in Europe and five in the United States as part of its consolidation of DEA.

PMI DIVISION

  The principal products of Brown & Sharpe's PMI Division are precision measuring tools and related instruments such as micrometers, dial indicators, calipers, electronic height gauges and gauge blocks. PMI Division products accounted for approximately 30% of Brown & Sharpe's net sales in 1995. The PMI Division's products have broader applications and lower unit list prices (with a range of $100 to approximately $13,000) than the prices of the MS Group's products. These tools and instruments typically measure in one or two dimensions, and are often used in comparative measuring where an unknown part or dimension is compared to a previously measured part or dimension. Some PMI Division products also include systems and application software for measuring and statistical process control. The Company believes that the primary end user markets for the products of Brown & Sharpe's PMI Division are the automotive, aerospace, metal processing and defense industries, although Brown & Sharpe's PMI Division products are used in virtually all types of industrial settings. Brown & Sharpe's PMI Division is headquartered in Renens, Switzerland, and its products are manufactured at its plants in Rolle and Renens, Switzerland; Poughkeepsie, New York; Leicester, St. Albans, and Plymouth, England; and Luneville, France. The Company also purchases components and products from third parties located in various countries.

  The PMI Division generally distributes its products through international import companies, regional distributors and catalog houses throughout the world. Brown & Sharpe sales offices located in key markets provide support to the distributors and catalog houses. The PMI Division operates four sales offices in the United States and eight in other countries, which are staffed by approximately 74 employees.

CM DIVISION

  The CM Division is an engineering division headquartered in Telford, England. The CM Division designs and engineers specialty products primarily utilizing non-contact technologies and systems to provide customized solutions for unique customer measurement or inspection problems generally with customer funding. Recent examples of CM Division products include a system for measuring the thickness and shape of the metal top of a beverage can and the depth and contour of the groove scored around the can's pop-up tab, so that the manufacturer could ensure the consistency with which the can could be opened without rupture by the end user, and an automatic multi-sensor (laser scanning, laser ranging, optical and tactile) system to measure, inspect and verify the ceramic substrates on which semiconductors are placed. The CM Division also manufactures laser interferometers, measuring sensors and factory networks, contact and optical measuring machines and fixtures aimed at specific niche markets. Prices for CM Division products range from approximately $20,000 to $1.0 million.

  The primary end user markets for the custom-designed products of the CM Division are package and can manufacturing, oil drilling, standards laboratories, semiconductors, aerospace and defense. Sales of these products typically involve a close, highly technical relationship with the customer. This direct relationship with the customer is reinforced by strong and continuing efforts to provide superior customer service through ongoing customer training and technical support.

  The Company believes that the CM Division provides it with cost-effective access to emerging applications and technologies as the technologies and custom applications developed by the CM Division with customer funding have been directly applied to the design of standard products or systems distributed by the MS Group or the PMI Division.

SALES AND DISTRIBUTION

  The MS Group distributes its products primarily through a 120-person worldwide sales force directly to U.S. and European customers, and utilizes a network of independent agents and distributors to cover the Pacific Rim, South American and African markets. The typical MS Group sales process involves lengthy, technical, one-on-one discussions between the salesperson or the distributor/sales agent and customer and is often part of a competitive bid process. As an important part of its marketing and distribution strategy, Brown & Sharpe provides in-depth training to its customers at 31 support and demonstration centers located throughout the United States, Europe and Asia. The Company's direct sales force also provides the Company with important opportunities to cross-sell the products of its PMI and CM Divisions.

  In contrast to the MS Group, the PMI Division generally distributes its products through international import companies, regional distributors and catalog houses throughout the world. As of June 30, 1996, the PMI Division utilized in excess of 450 distributors located in over 60 countries to market its products. The Company believes that the PMI Division's established distribution network provides it with a competitive advantage and intends to capitalize on this network to increase sales of internally developed and third-party products.

  The CM Division primarily designs and manufactures products and services in response to specific customer inquiries. The CM Division maintains a staff of approximately 15 sales/project engineers to respond to customer inquiries, and, upon receipt of an order, to develop tailored solutions and manage projects to completion. The CM Division typically targets sales to end user markets with a small number of participants in which the Company has little or no competition. As a result, the Company believes that the CM Division benefits from comparatively lower selling expenses.

  The Company has no single customer which accounts for 10% or more of its consolidated net sales; however, several well recognized major automotive manufacturers (without regard to their suppliers) account for a significant portion of the Company's net sales. The loss of a few of these major manufacturers would have a substantial effect upon the Company.

ENGINEERING AND PRODUCT DEVELOPMENT

  Brown & Sharpe's commercial success is dependent upon its ability to develop products, enhancements, and applications that meet changing customer metrology needs and anticipate and respond to technological changes. Brown & Sharpe designs, develops and refines its products internally through engineering departments within its product groups and divisions. Brown & Sharpe employs approximately 445 engineers and technicians in its design engineering activities. ASI employs 50 software engineers. The development activities of ASI are devoted to the creation and development of CMM-related metrology software solutions. Together Brown & Sharpe and ASI employ 495 engineers and technicians of which 320, or approximately 65%, are directly involved with software, firmware, or applications development efforts that are core to Brown & Sharpe's strategy. When it is more cost-effective to do so, Brown & Sharpe purchases product designs or portions of product designs from engineering subcontractors or acquires rights to such designs through licensing arrangements. Brown & Sharpe also benefits from research and development efforts which are subsidized by customer funds and, in certain countries, by government research grants. Brown & Sharpe research, development and manufacturing engineering activities are conducted in the United States, Italy, France, Switzerland, Germany, the United Kingdom and Lithuania.

  Brown & Sharpe derived substantial net sales in 1995 from the sale of products that it introduced after 1993. Brown & Sharpe has introduced at least one major new product every year since 1987. The Company's current design and engineering focus is the continued integration of the DEA and Roch technologies with Brown & Sharpe's previously existing technologies, software development and non-contact metrology products. In 1995, Brown & Sharpe invested $15.8 million, or 4.9% of its net sales during that period in product design and manufacturing engineering. In 1993 and 1994, Brown & Sharpe expended $8.7 million and $9.2 million, respectively, for product design, development, refinement and manufacturing engineering. The increase from $9.2 million in 1994 to $15.8 million in 1995 was due to the inclusion of DEA for all of 1995.

FOREIGN OPERATIONS

  Brown & Sharpe manufactures and sells substantial amounts of its metrology products in foreign countries. As of December 31, 1995, approximately 74% (based on book values) of the Company's assets, 65% of the Company's net sales (based on customer location) and 74% of its employees were located outside the United States. The Company's manufacturing operations are located in Italy, Switzerland, Germany, England and France, as well as in the United States, and Brown & Sharpe's products are sold in over 60 countries worldwide. The Company's cost of sales for products manufactured and assembled in certain foreign locations has been adversely impacted, as compared with some of its competitors, by the appreciation of the respective local currencies of such locations relative to the U.S. dollar. Nevertheless, the Company believes that the geographic diversity of its end user markets helps to mitigate the adverse effects of the cyclicality of the metrology industry, as an economic downturn in any of the Company's geographic end user markets may be offset by relatively healthy conditions in others.

RAW MATERIALS AND SOURCES OF SUPPLY

  Brown & Sharpe purchases raw materials, supplies and other components from a variety of suppliers, and considers its sources of supply to be adequate. At times, the Company depends upon various sole sources of supply for certain components used by the Company (generally of items designed by Brown & Sharpe), but has not experienced any significant difficulty in meeting delivery obligations because of its reliance on such a supplier. In addition, the Company currently purchases substantially all of its externally sourced low to medium accuracy electronic touch trigger sensor probes and heads from a publicly held United Kingdom company which is the dominant supplier of such sensor probes to CMM manufacturers. No alternative supplier for this class of electronic sensor probes, which are a key component of substantially all of the Company's lower accuracy CMMs, is currently available and developing an alternative source for the probes and heads could take more than a year. Brown & Sharpe continues to explore means of lowering production costs through selective outsourcing in situations where Brown & Sharpe can achieve its high quality standards via subcontractors. The Company has established a corporate function to direct its world-wide efforts to standardize product designs throughout its operations and coordinate and direct its outsourcing efforts.

PATENTS, LICENSES, TRADEMARKS, AND PROPRIETARY INFORMATION

  The Company's business is not significantly affected by or dependent upon the procurement or maintenance of patents covering the Company's products. Nevertheless, the Company pursues, where appropriate, patent protection for inventions, developments and improvements relating to its products both in the United States and abroad. In addition, the Company relies on a combination of copyrights, trade secret law and contracts to protect its proprietary information (principally related to its software and software development). Despite these precautions, it may be possible to copy or otherwise obtain and use the Company's proprietary information without authorization. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries.

  Brown & Sharpe and its subsidiaries own, or have the right to use, a number of trademarks which they believe are valuable in promoting the sale of certain of their principal products. The Company and its subsidiaries have registered, or have applied to register, the trademarks owned by them in the United States and in some foreign countries. In addition, the Company uses the Leitz and Mauser brand names under royalty-free license agreements entered into in connection with the Company's acquisition of these product lines. These licenses expire in 1997 and 1999, respectively. The Company believes it will be able to negotiate satisfactory extensions of these licenses prior to their expiration and/or that the failure to renew these licenses would not have a material adverse effect on the Company.

LITIGATION

  Labor Relations. The Company is involved in litigation stemming from an October 1981 strike by employees represented by the International Association of Machinists and Aerospace Workers ("IAM") at the Company's Rhode Island operations. Following the strike, the IAM filed charges with the National Labor Relations Board ("NLRB") which alleged that the Company engaged in unfair labor practices which precipitated the strike. On August 28, 1990, the NLRB dismissed the IAM's charges. The IAM appealed this decision to the U.S. Court of Appeals for the District of Columbia Circuit. On November 29, 1991, the Court accepted the legal reasoning advanced by the NLRB and the Company in support of the NLRB's 1990 decision, but ordered the NLRB to further clarify and support its decision. The NLRB reaffirmed its original dismissal of the IAM's charges, and the IAM appealed that decision. The Court, on April 7, 1995, vacated the NLRB's earlier decision favorable to the Company and remanded the case to the NLRB for a decision on whether the charges should be dismissed or a trial on the merits should proceed. On August 16, 1996, the NLRB issued a second supplemental decision and order finding in favor of the Company on the issue presented and dismissed the IAM complaint. Should the IAM appeal the decision, the Company will continue to defend this case vigorously and, in the opinion of management, the possibility of an adverse decision in this matter is remote. If the matter were ultimately determined adversely to the Company, the Company could be liable for back wages, subject to mitigation for certain statutory offsets, for all union members whose strike is based on such alleged unfair labor practices.

  Environmental. The Company is involved in a lawsuit which arose out of an environmental proceeding in which the United States Environmental Protection Agency ("EPA") identified the Company as a potentially responsible party ("PRP") at a waste disposal site (the "Site") in Rhode Island listed on the EPA's National Priority List for clean-up and future monitoring remedial action under the Superfund legislation. The Company's proportionate share of the total waste contributed to the Site was minimal in volume and toxicity, and the Company was permitted by the EPA to settle its liability at such Site in exchange for releases from the EPA and the State of Rhode Island and for contribution protection from claims of any third parties who may have liability at the Site. A group of non-settling major PRPs at the Site brought suit in the Federal District Court in Rhode Island on January 2, 1991 against all of the settling parties, including the Company, to recover a portion of their past and anticipated future costs of performing the clean-up remedy. The Court entered a summary judgment in favor of the Company and other settling parties on October 30, 1992. The non-settling group of major PRPs appealed that ruling and brought suit against the EPA seeking to have the settlements of the de minimis settling parties set aside. The Company is vigorously defending this lawsuit and believes that given the release and contribution protection obtained from the EPA in connection with settlement of its liability at the Site, the cost-recovery claim will ultimately be barred.

  On March 1, 1995, the Company received a notice from the State of New York asserting a claim against it, along with a group of approximately ten other companies, to recover costs incurred by the New York State Department of Environmental Conservation to clean up a waste disposal site in Poughkeepsie, New York. The State has alleged that the Company's former subsidiary, Standard Gage Company, Poughkeepsie, New York, which was merged with and into the Company, contributed hazardous waste to the site for disposal and that the Company is a PRP as the surviving corporation to the merger. The total claim asserted by the State against all parties is approximately $500,000, and it has expressed a willingness to settle its claim with all PRPs receiving the notice. The Company is continuing to investigate the basis for this claim and estimates that any potential loss it might incur as a result of any involvement or settlement at this site would not be material.

  Product Liability. The Company is also involved in a number of product liability claims and lawsuits seeking damages for personal injury which arose out of and were incidental to the products manufactured by the Company in its discontinued metal cutting machine tool and hydraulic businesses. The potential liability for these claims is adequately covered by insurance or reserves established for such contingencies. The Company is contesting or defending these claims and suits and management believes that the ultimate liability, if any, resulting from these matters will not have a material effect on the Company's financial position.

OTHER ENVIRONMENTAL MATTERS

  The nature of the Company's current operations are not significantly affected by environmental laws, rules and regulations. However, because the Company and its subsidiaries and predecessors have conducted heavy manufacturing operations in the past, sometimes at facilities which have been divested or sold and often in locations at which or adjacent to which, other industrial operations were conducted, from time to time the Company is subject to environmental claims. As with any such operations that involve the use, generation, and management of hazardous materials, it is possible that practices, including practices that were deemed acceptable by regulatory authorities in the past, may have created conditions which could give rise to liability under current or future environmental laws. Because the law in this area is developing rapidly, including in many European countries, and such environmental laws are subject to amendment and widely varying degrees of enforcement, the Company may be subject to, and cannot predict with any certainty the nature and amount of, potential environmental liability related to these operations or locations that it may face in the future.

  Environmental testing at Leitz's facility in Wetzlar, Germany, conducted at the time of its acquisition in June 1990, and at Roch's Luneville facility, at the time Roch was acquired in March of 1994, has indicated that the soil and groundwater at both factory sites are contaminated with certain toxic waters and chemicals used in their manufacturing processes which exceed acceptable limits under guidelines commonly used in Europe to classify contaminant levels. Although neither company is involved in any governmental claims or proceedings relating to the detected materials, the concentration levels are such that clean-up and future remediation of these sites could be required. In addition, the contamination of the Leitz property stems from a waste disposal site adjacent to the Leitz property previously operated and owned by the seller of the Leitz businesses. The owner of that site is conducting soil remediation activity on that parcel of land at the request of government authorities. Recent tests have indicated that such existing remediation efforts may be inadequate and could result in further contamination of the Leitz property.

  The seller of the Leitz business has agreed to indemnify the Company against any liability incurred because of governmental action imposed on the Company before June 29, 1997. Under Roch's lease agreement for the Luneville facility, the seller of the Roch business is also obligated to clean up the contamination. The Company believes that these rights are enforceable against the sellers of the Leitz and the Roch businesses. There can be no assurance, however, that the Company will be able to collect any amounts to which it is entitled under such agreements or otherwise or, in the case of Roch, force the seller to clean-up the site, or that any amounts received by the Company in satisfaction of its indemnification rights will be adequate to cover the Company's potential liabilities.

EMPLOYEES

  At December 31, 1995, Brown & Sharpe had 2,392 employees, including approximately 1,773 employees located outside the United States. Brown & Sharpe considers its relations with its employees to be good, although there can be no assurance that Brown & Sharpe's continuing focus on cost reductions or other factors will not cause a deterioration in these relations.

  Approximately 939 of Brown & Sharpe's employees located at sites in the United States, Italy, Switzerland, England, Germany and France are covered by collective bargaining agreements which expire at various times between December 31, 1996 and June 30, 1998. Brown & Sharpe expects that these collective bargaining agreements will be renegotiated successfully prior to their expiration. However, there can be no assurance that successor collective bargaining agreements will be successfully negotiated, that negotiations will not result in work stoppages, or that a work stoppage will not materially interfere with Brown & Sharpe's ability to manufacture and assemble its product at the affected location.

  In addition to the collective bargaining agreements that cover workers at certain of Brown & Sharpe's foreign subsidiaries, it is customary for these employees to be represented by various works or shop councils. These councils are governed by applicable labor laws and are comprised of members who are elected or appointed by the work force. Except for the top level of management, these councils represent the entire work force at their location in its dealings with senior management on matters affecting the work force or arising under the relevant labor contracts in effect at the location.

  A collective bargaining agreement with the IAM relating to certain manufacturing employees in North Kingstown, Rhode Island expired in October 1981. Brown & Sharpe and the IAM failed to reach agreement on the terms of a successor collective bargaining agreement, resulting in a strike by the IAM. No successor collective bargaining agreement was entered into, although the IAM remains the representative of the bargaining unit. Brown & Sharpe continues to satisfy its obligation to bargain with respect to proposed changes to the terms and conditions of employment although no collective bargaining has occurred in recent years, and although the manufacturing employees represented by the IAM remain technically on strike, no work stoppage or picket activity has occurred since 1985. Following the strike in 1981, and the impasse reached in negotiations, Brown & Sharpe hired new employees to replace striking employees. Since that time, many of the striking employees have been rehired by Brown & Sharpe, but such employees are not working under an IAM contract. See "Litigation."

  The following table sets forth the location of Brown & Sharpe's employees as of December 31, 1995:

     COUNTRY                                                        EMPLOYEES(1)
     France........................................................      234
     Germany.......................................................      283
     Hong Kong.....................................................        7
     Italy.........................................................      465
     Japan.........................................................       25
     Spain.........................................................       17
     Switzerland...................................................      325
     United Kingdom................................................      417
     United States.................................................      619
                                                                       -----
       Total.......................................................    2,392
                                                                       =====

---------------------
(1) Part-time employees are included on a full-time equivalent basis.

COMPETITION

  The Company's MS Group currently has four principal direct domestic and foreign competitors, some of which are owned by entities that have greater financial and other resources than the Company. The MS Group also faces indirect competition from other types of metrology firms such as manufacturers of fixed gauging systems. The primary industries to which the MS Group sells its products are characterized by a relatively small number of large participants with significant purchasing power. In addition, the MS Group generally sells its products through a competitive bid process in which at least one and frequently several of the Company's competitors have submitted competing bids. As a result, the Company experiences severe pricing competition in connection with sales by its MS Group which can have an adverse impact on the Company's net sales and margins. During periods when the metrology industry suffers from overcapacity, downward pricing pressure experienced by the MS Group is likely to be more intense and the Company's margins may be more severely impacted. In addition, certain of the Company's competitors that have access to greater financial resources may be able to withstand such pricing pressure more effectively than the Company. The MS Group competes with Mitutoyo/MTI Corp., a subsidiary of Mitutoyo Solsakusho Co. Ltd., a Japan-based company, which is the largest supplier of metrology equipment and products worldwide. In addition to Mitutoyo, the MS Group's main competitors are Carl Zeiss, Inc., a subsidiary of Carl Zeiss-Stiftung AG, the Sheffield Measurement Division of Giddings & Lewis, Inc., and LK Tool Co. Ltd., a subsidiary of TransTech Ltd.

  The market for the PMI Division's products is fragmented and the PMI Division competes with a large number of competitors, including the market leader in this area, primarily on the basis of the strength of its third party distribution network, price and product innovation. New competitors from emerging industrialized countries with lower cost products than the Company's represent a significant competitive challenge to the Company. As a result, the PMI Division's continued success and profitability will be dependent on its ability to continue to develop cost-effective and innovative products. The primary competitors of the PMI Division are Mitutoyo, L.S. Starrett Co. and Federal Products Co. (Inc.), a subsidiary of Esterline Technologies Corporation.

  To date, the CM Division has sold its custom solutions to markets in which there is little or no effective competition in custom metrology systems. However, in certain niche markets where the Company does not generally sell, Marposs S.p.A., an Italian company, provides custom metrology products.

BACKLOG

  The Company's backlog of product orders was approximately $59.0 million at the end of fiscal 1995, compared to $61.0 million and $26.0 million at the end of fiscal 1994 and 1993, respectively. All of the orders included in the Company's 1995 backlog were requested to be filled and completed within one year and are, subject to possible customer cancellation, expected to be completed in 1996.

PROPERTIES

  The following table sets forth certain information concerning Brown & Sharpe's major operating facilities. In addition, the Company leases smaller sales offices located in the United States, Europe and Asia. In the opinion of management, the Company's properties are in good condition and adequate for the Company's business as presently conducted.

                         OWNED/                                     APPROXIMATE
LOCATION                 LEASED           PRINCIPAL USE            SQUARE FOOTAGE
United States
  N. Kingstown, Rhode    Owned  Manufacturing, Engineering,           343,000
   Island(1)............        Sales, and Administration
  Poughkeepsie, New      Owned                                         58,000
   York.................        Manufacturing
  Farmington Hills,      Leased                                        31,207
   Michigan(2)..........        Sales and Administration
Italy
  Moncalieri(3)......... Leased Engineering, Sales, and               260,000
                                Administration
  Grugliasco(4)......... Leased Assembly                              105,000
  Moncalieri(4)......... Leased Manufacturing                          70,000
Switzerland
  Renens................ Owned  Manufacturing, Engineering,           139,000
                                Sales, and Administration
  Rolle................. Owned  Manufacturing                          51,000
Germany
  Wetzlar............... Owned  Manufacturing, Engineering,           280,000
                                Sales, and Administration
  Ludwigsburg            Leased                                        15,000
   (Stuttgart)(4).......        Sales/Service
United Kingdom
  St. Albans............ Owned  Manufacturing and Sales                36,000
  Telford............... Owned  Manufacturing, Engineering,            52,000
                                Sales, and Administration
  Leicester............. Owned  Manufacturing                          14,000
  Swindon(4)............ Leased Sales/Service                           5,200
  Torpoint(4)........... Leased Manufacturing, Sales, and               5,000
                                Administration
France
  Luneville(4).......... Leased Manufacturing, Engineering, and        77,100
                                Sales
  Villebon (Paris)(4)... Leased Sales/Service                          18,000
Spain
  Barcelona(4).......... Leased Sales/Service                          16,000

---------------------
(1) Excludes approximately 417,000 square feet leased to unrelated parties.
(2) By February 1997, the Company expects to vacate these premises and to occupy and lease a new 37,600 square foot building in Wixom, Michigan that is currently under construction. The lease for the new premises is expected to expire on November 30, 2011.
(3) The Company expects to vacate these premises in the first quarter of 1997 in connection with the consolidation of its Grugliasco and Moncalieri operations, which will include approximately 1,700 square feet of additional leased space at Grugliasco.
(4) The leases in Grugliasco, Moncalieri, Ludwigsburg, Swindon, Torpoint, Luneville, Villebon and Barcelona expire on December 31, 2002, December 31, 1997, September 30, 2003, September 28, 1997, August 18, 2001, March
    23, 2003, October 20, 2001, and January 4, 1998, respectively.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company and their ages as of August 31, 1996 are as follows:

NAME                      AGE                      POSITION
Frank T. Curtin.......... 61  President, Chief Executive Officer, Chairman of
                              the Board and Director
Charles A. Junkunc....... 54  Vice President and Chief Financial Officer
Richard F. Paolino....... 51  Vice President--Customer Development
Robert D. Batting........ 55  Vice President & General Manager--Measuring
                              Systems U.S.A.
Antonio Aparicio......... 46  Vice President & General Manager--Precision
                              Measuring Instruments
Edward J. LaGraize....... 53  Vice President & General Manager--Measuring
                              Systems, Commercial Operations
C. John Cooke............ 59  Vice President & General Manager--Custom Metrology
Sergio Cappa............. 49  Managing Director, DEA S.p.A.
James W. Cooper.......... 50  Vice President Procurement
Karl J. Lenz............. 49  Vice President
Alfred J. Corso.......... 59  Controller
Enrico Albareto.......... 66  Director
Russell A. Boss.......... 57  Director
Vincenzo Cannatelli...... 43  Director
Alberto de Benedictis.... 44  Director
Howard K. Fuguet......... 59  Director
John M. Nelson........... 64  Director
Henry D. Sharpe, Jr...... 73  Director
Henry D. Sharpe, III..... 42  Director
Paul R. Tregurtha........ 60  Director

  Frank T. Curtin has served as a Director of the Company since 1995 and as Chairman of the Board since May 1996. Mr. Curtin has also served as the President and Chief Executive Officer of the Company since May 1995. From 1992 to May 1995, Mr. Curtin was Vice President of the National Center for Manufacturing Sciences, a research and development organization. From 1989 to May 1995, Mr. Curtin was President of Curtin & Associates, a software development company.

  Charles A. Junkunc has served as the Vice President and Chief Financial Officer of the Company since May 1992. From November 1990 until May 1992, Mr. Junkunc was a self-employed consultant. From April 1987 until November 1990, he served as Senior Vice President--Finance and Chief Financial Officer of Data Products Corporation, a manufacturer of computer printers.

  Richard F. Paolino has served as Vice President--Customer Development since August 1996. Mr. Paolino was the Vice President and General Manager of Commercial Operations Measuring Systems of the Company since October 9, 1995. Previously he was Vice President--Measuring Systems Division.

  Robert D. Batting has served as the Vice President and General Manager of Measuring Systems U.S.A. of the Company since October 1995. From October 1993 until October 1995, Mr. Batting was the President of Clearing-Niagra Inc. He was a self-employed business consultant from September 1991 to October 1993 and a Group Vice President of Textron, Inc. prior to September 1991.

  Antonio Aparicio has served as the Vice President and General Manager of the PMI Division of the Company since September 1991. Prior to that time, Mr. Aparicio was Marketing Director of the PMI Division.

  Edward J. LaGraize joined the Company on August 20, 1996 as Vice President and General Manager--Measuring Systems, Commercial Operations. From April 1994 until February 1996, Mr. LaGraize served as President of Linotype-Hell, Co., the U.S. subsidiary of Linotype-Hell AG, a manufacturer of systems for the commercial printing industry. From June 1991 until April 1994, he served as executive Vice President of Gerber Scientific Inc., a manufacturer of computer-aided design and manufacturing systems.

  C. John Cooke has served as the Vice President and General Manager of the CM Division of the Company since September 1991. Prior to that time, Mr. Cooke was Managing Director of Tesa.

  Sergio Cappa has served as Managing Director, DEA, since May 1995. From 1992 Mr. Cappa was a general manager with the Hurth Group and from 1989 to 1992 he was a general manager with the SIV Group, both German industrial companies.

  James W. Cooper joined the Company as Vice President Procurement on August 19, 1996. From March 1995 until April 1996 Mr. Cooper was Vice President-- Purchasing of Delco Remy America, an automotive supplier, and from 1981 to March 1995 Mr. Cooper was Vice President--Materials Management of Simpson Industries, an automotive supplier.

  Karl J. Lenz has served as a Vice President of the Company since September 1991. From June 1990 until September 1991, Mr. Lenz was General Manager of Leitz--Brown & Sharpe Messtechnik GmbH. Prior to that time, Mr. Lenz was General Manager of the Messtechnik Division of Leica Industrieverwaltung.

  Alfred J. Corso has served as the Controller and Principal Accounting Officer of the Company since June 1995. Previously, Mr. Corso was a Partner with Ernst & Young LLP since 1991.

  Enrico Albareto has served as a Director of the Company since 1994. Over the past five years Mr. Albareto has served as the Chief Executive Officer of the Elsag Bailey Division of Finmeccanica, a manufacturer of automated process control systems and devices.

  Russell A. Boss has served as a Director of the Company since 1990. Mr. Boss has been the President and Chief Executive Officer and a Director of A. T. Cross Company, a manufacturer of fine writing instruments since 1994. Previously he was a Director and President and Chief Operating Officer of the same company. Since 1991, Mr. Boss has served as trustee of Eastern Utilities Assoc., a utility company, and on the board of governors of the American Stock Exchange.

  Vincenzo Cannatelli has served as a Director of the Company since 1994. Since November 1993, Mr. Cannatelli has been the Managing Director and Chief Executive Officer of Elsag Bailey Process Automation N.V., a Dutch company and manufacturer of automated process control systems and devices. Also since January 1996, Mr. Cannatelli has been Managing Director of Hartmann & Braunn
A. G., a German corporation and manufacturer of industrial process controls and field instrumentation equipment. Prior to 1993, Mr. Cannatelli served as Group Executive Vice President of Elsag Bailey Inc., an affiliate of Finmeccanica.

  Alberto de Benedictis has served as a Director of the Company since 1994. Since February 1995, Mr. de Benedictis has served as the Senior Vice President, Corporate Development of Finmeccanica. Mr. de Benedictis is also a Director of Union Switch & Signal, Inc., a manufacturer of railway signaling systems, Elsag Bailey Process Automation N.V., and Concentra Corp., a developer of CAD software. Prior to February 1995, Mr. de Benedictis served as Vice President, Corporate Development of Finmeccanica North America.

  Howard K. Fuguet has served as a Director of the Company since 1990. Mr. Fuguet has been a partner of the law firm of Ropes & Gray since 1971.

  John Nelson has served as Director of the Company since 1975. Mr. Nelson is currently Chairman of the Board of the Wyman-Gordon Company, a manufacturer of forgings and castings. Mr. Nelson also serves as Chairman of the Board of the TJX Companies, Inc., an off-price specialty apparel retailer. Until October 1990, Mr. Nelson served as Chairman of the Board and Chief Executive Officer of Norton Company, a manufacturer of abrasive and ceramic products. Mr. Nelson also serves as Director of Cambridge Biotech Company, a biotechnology firm, Commerce Holdings Inc., a holding company for a property and casualty insurance company, and Stocker & Yale Manufacturing Company, a specialty products company.

  Henry D. Sharpe, Jr. has served as a Director of the Company since 1949. Until May 1996, Mr. Sharpe served as Chairman of the Board of Directors. From August 1991 through May 1996, Mr. Sharpe was a director of the Providence Journal Co., a television and newspaper company.

  Henry D. Sharpe, III has served as a Director of the Company since 1992. Mr. Sharpe is also the co-founder and Vice President Engineering of Design Lab, Inc., a multi-disciplinary product design firm specializing in research and design of new products, re-design of existing products, and engineering management services and has served in that position since 1990.

  Paul R. Tregurtha has served as Director of the Company since 1984. Mr. Tregurtha has been the Chairman of the Board and Chief Executive Officer of Mormac Marine Group, Inc., a marine transportation company during the past five years. He is also a Director of the Fleet Financial Group, Inc., a bank holding company and FPL Group, Inc., a utility company. Mr. Tregurtha also serves as Trustee of the Teachers Insurance and Annuity Assoc. He is Chairman of the Moran Transportation Company, and Vice Chairman of the Interlake Steamship Company, both marine transportation companies.

BOARD COMPOSITION AND COMMITTEES

  The Company's By-Laws provide for a Board of Directors of not less than six and not more than ten directors, and the number of directors is currently fixed at ten. Under the terms of the Certificate of Incorporation, the Board of Directors is composed of three classes of similar size, each elected in a different year, so that only approximately one-third of the Board of Directors is elected in any single year. Directors Curtin, de Benedictis and Tregurtha are designated Class I directors and have been elected for a term expiring in 1997 or until their successors are elected and qualified; Directors Henry D. Sharpe, Jr., Fuguet, Albareto and Henry D. Sharpe, III are designated Class II directors elected for a term expiring in 1998 or until their successors are elected and qualified; and Directors Nelson, Cannatelli and Boss are designated Class III directors elected for a term expiring in 1999 or until their successors are elected and qualified.

  The Board of Directors maintains a standing Executive Committee, composed of Messrs. Curtin, Boss, Cannatelli and Tregurtha, which has substantially all of the powers and authority of the Board of Directors when the full Board is not in session. The Board of Directors also maintains standing committees on audit ("Audit Committee"), corporate development ("Corporate Development Committee") and compensation ("Salary Committee"), each of which is composed exclusively of non-employee Directors.

  The Audit Committee, whose members are Messrs. Nelson, Fuguet, Sharpe III and Cannatelli, recommends to the Board of Directors, for approval by the stockholders, the appointment of independent certified public accountants to audit the Company's financial statements. The Audit Committee also meets with the independent accountants and the Company's Chief Financial Officer to review the scope and results of the audit, the scope of audit and non-audit services, the range of audit and non-audit fees, any proposed changes in accounting policies, practices, or procedures, including those relating to the Company's internal accounting controls, and the Company's financial statements to be included in the Company's Annual Report to Stockholders and other related matters.

  The Corporate Development Committee, whose members are Messrs. Curtin, Fuguet and Tregurtha, considers matters concerning the relationship between the Company and its stockholders, including offers to purchase outstanding Company stock, acquisition proposals and other matters which could affect the existence of the Company as an independent company or otherwise affect the control of the Company.

  The Salary Committee, whose members are Messrs. Boss, Tregurtha, Nelson and de Benedictis, performs a periodic review of the appropriate salaries and compensation plans for the executive officers and other key management personnel of the Company and administers the Amended Profit Incentive Plan (the "PIP"), the 1989 Equity Incentive Plan (the "EIP") and the Key Employees' Long-Term Deferred Cash Incentive Plan (the "LTDCIP").

BOARD COMPENSATION

  As compensation for services rendered during 1995, the Company paid each non-employee Director an annual retainer of $10,000 (except the former employee Chairman of the Board, who was paid $15,000), a fee of $800 for each Board meeting attended, a fee of $400 for each teleconference meeting which lasted more than one-half hour in duration, and a fee of $500 for each Committee meeting attended ($200 if held on the same day as a Board meeting). Directors who are members of the Audit Committee also receive an additional $1,000 in their annual retainer fee.

  Mr. Tregurtha has elected to defer 50% of his Director's fees under a deferred stock equivalent unit contract with the Company dated September 3, 1987 pursuant to which all fees earned and deferred after that date are converted into deferred stock equivalent units based on the market value of the Company's stock on each fee payment date. Under such contract, dividend equivalents in amount and timing equal to any cash dividends paid on the Company's outstanding stock are similarly converted into additional stock equivalent units. The Company has not paid any cash dividends on its stock since 1990. Mr. Tregurtha's contract matures on October 1, 2005 or the earlier date of death or other termination of Mr. Tregurtha as a Director. The contract was amended in 1992 to provide that fee amounts deferred after May 1, 1991 (including any dividend equivalent amounts) shall be payable on maturity only in cash, with amounts deferred prior to such date payable in cash or shares.

  The law firm of Ropes & Gray, Boston, Massachusetts, of which Mr. Fuguet is a partner, has provided legal services to the Company since 1957.

                            EXECUTIVE COMPENSATION

  The following table sets forth the annual and long-term compensation during each of the Company's last three fiscal years for Mr. Frank T. Curtin, the Company's President and Chief Executive Officer, the four other highest-paid Executive Officers (as such term is defined under rules promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act")) whose earned compensation exceeded $100,000 in 1995 for each such person, and compensation for Mr. Fred M. Stuber, who served as the Company's President and Chief Executive Officer until May 2, 1995.

                          SUMMARY COMPENSATION TABLE

                               ANNUAL COMPENSATION    LONG-TERM COMPENSATION
                             ------------------------ ----------------------
                                                              AWARDS
                                                      ----------------------
                                                                  NUMBER OF
                                               OTHER              SECURITIES   ALL
                                              ANNUAL  RESTRICTED  UNDERLYING  OTHER
NAME AND                                      COMPEN-    STOCK     OPTIONS/  COMPEN-
PRINCIPAL POSITION      YEAR  SALARY   BONUS  SATION  AWARD(S)(1)    SARS    SATION
Frank T. Curtin(2)..... 1995 $193,846 $75,000 $71,937       --     200,000   $44,886(3)(4)
 President and Chief
 Executive              1994      --      --      --        --         --        --
 Officer (and Chairman
 since                  1993      --      --      --        --         --        --
 May 2, 1996)
Charles A. Junkunc..... 1995  190,000  61,332     --        --      40,000    43,674(5)(3)(4)
 Vice President and
 Chief                  1994  190,000  19,000     --    $39,000     25,000    21,247(5)(3)
 Financial Officer      1993  178,369  46,720     --        --         --      7,719(5)
Richard F. Paolino..... 1995  214,230  44,550     --        --      30,000    49,257(5)(3)(4)
 Vice President--
 Customer               1994  190,000  19,000     --        --      25,000    20,854(5)(3)
 Development            1993  178,369  42,473     --        --         --     15,532(5)
Antonio Aparicio(6).... 1995  251,256  75,636     --        --      33,000    66,956(7)(4)
 Vice President--
 Precision              1994  216,962  16,500     --     26,000     25,000    18,904(7)
 Measuring Instruments  1993  182,601  41,376     --        --         --     15,209(7)
C. John Cooke(6)....... 1995  123,232  24,955     --        --      15,000    16,212(4)
 Vice President--Custom 1994  119,592   8,250     --        --      15,000       --
 Metrology              1993  110,903  22,134     --        --         --        --
Fred M. Stuber(6)(8)... 1995  155,653     --      --        --         --    592,079(8)
 President and Chief
 Executive              1994  320,742  19,000     --        --      40,000    31,125(7)
 Officer                1993  285,811  50,000     --        --         --     28,009(7)

---------------------
(1) Represents the dollar value at the date of the award of restricted stock. Unvested restricted stock awarded to and held by the Executive Officers listed in the table above is as follows:

                                                      AGGREGATE MARKET VALUE OF
                            TOTAL NUMBER RESTRICTED   RESTRICTED UNVESTED SHARES
                             UNVESTED SHARES HELD       HELD AS OF 1995 FISCAL
NAME                      AS OF 1995 FISCAL YEAR-END*          YEAR-END
Charles A. Junkunc.......           14,000                     $143,500
Richard F. Paolino.......           10,100                      103,525
Antonio Aparicio.........           12,000                      123,000
C. John Cooke............            8,000                       82,000

 * The awards to Messrs. Paolino and Cooke were made in 1992 and the awards to Messrs. Junkunc and Aparicio were made in 1992 and 1994. Restrictions lapse ratably over 5 years from the date of award with 25% of the shares awarded vesting two years and three years, respectively, after such date and the remaining 50% of the shares vesting 5 years after such date. The Company has not paid any dividends on its Class A Common Stock since 1990; however, should it be reinstated, dividends would be paid on the restricted stock reported above. At December 29, 1995 the closing market price of the Company's shares of Class A Common Stock was $10.25 per share.

(2) Mr. Curtin commenced his employment with the Company on May 2, 1995. The salary shown in the table above was the amount paid to him from May 2, 1995 through December 31, 1995. The bonus amount in the table above was guaranteed, for the 1995 "short" year only, under his Employment Agreement. Other annual compensation represents payment of relocation and moving expenses.

(3) Includes $6,937 and $6,629 for 1994 and $6,446 and $8,842, including interest, for 1995 for Messrs. Junkunc and Paolino, respectively, and $19,384 for Mr. Curtin, provided under his Employment Agreement, representing retirement benefits provided in excess of limitations imposed by the Internal Revenue Code on Company contributions to such SARP and ESOP retirement accounts, which are credited to an unfunded deferred compensation retirement plan account under the Supplemental Executive Retirement Plan (the "SERP"). See "Employment, Severance and Other Agreements."

(4) Includes $25,502, $24,996, $28,183, $30,610 and $16,212 for Messrs.
    Curtin, Junkunc, Paolino, Aparicio and Cooke representing amounts credited to a long-term deferred cash incentive plan account established for the executive as of the end of the 1995 fiscal year. On February 23, 1996, the Board of Directors approved, on recommendation of the Salary Committee, the LTDCIP with effect from January 1, 1995. Under the LTDCIP, award credits are to be made annually beginning with the 1995 year for LTDCIP participants based on one year's financial performance out of an award pool of 6% of the Company's pre-tax adjusted earnings with participants becoming vested in each accrued annual award after three years subject to accelerated vesting upon a change of control (as defined) and with payout of the credited vested amounts plus interest accrued at a market rate in three annual installments following termination of employment, subject to the right to defer payment until retirement at age 65, death or disability, or earlier upon termination of employment for reasons other than cause.

(5) Includes values of 1993, 1994 and 1995 year-end Company contributions to the SARP (4% cash contribution) and ESOP (2% in shares of Class A Common Stock) and, with respect to Mr. Junkunc for 1993, reflects eligible wage participation for approximately six months, and for 1994 and 1995 also includes amounts contributed to a SERP account maintained by the Company for Messrs. Junkunc and Paolino. See footnote 3.

(6) Amounts shown converted from the Swiss Franc equivalent with respect to Messrs. Stuber and Aparicio for 1995, 1994 and 1993 at the average U.S. dollar exchange rates of $0.8461, $0.7332 and $0.6759, respectively, and from the British pound equivalent with respect to Mr. Cooke for 1995, 1994 and 1993 at the average U.S. dollar exchange rates of $1.5799, $1.5332 and $1.4987, respectively.

(7) Represents contributions made to Tesa's retirement plans for Messrs. Stuber and Aparicio; with respect to Mr. Aparicio for 1995, includes Swiss Franc contributions to such Tesa retirement plans in the equivalent amount of $36,346.

(8) Mr. Stuber resigned from the Company on May 31, 1995. The salary shown in the table above was paid to him from January 1, 1995 through the date of his resignation. All other compensation represents a severance payment made to him and amounts contributed to the Tesa retirement plan for his service during 1995. See "Employment, Severance and Other Agreements."

STOCK OPTION/SAR GRANTS

  Under the provisions of the EIP, a variety of stock and stock-based awards, performance cash awards and related benefits, including stock options and stock appreciation rights ("SARs"), may be awarded to Executive Officers and other key employees of the Company and its subsidiaries. The Company's stockholders approved an amendment to the EIP at the 1995 Annual Meeting increasing by 500,000 shares to 875,000 shares the aggregate number of shares of Class A Common Stock which may be issued and delivered upon exercise of options, restricted stock awards or other stock-based awards granted to employees under such plan and to limit to 300,000 shares the number of shares that any recipient can thereafter be awarded in any calendar year pursuant to options granted under the EIP. The following table sets forth stock options granted to Executive Officers under the EIP in 1995.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                       INDIVIDUAL GRANTS                     POTENTIAL
                         ---------------------------------------------- REALIZABLE VALUE AT
                                       PERCENTAGE                         ASSUMED ANNUAL
                          NUMBER OF     OF TOTAL                          RATES OF STOCK
                          SECURITIES  OPTIONS/SARS EXERCISE             PRICE APPRECIATION
                          UNDERLYING   GRANTED TO   OR BASE             FOR OPTION TERM(1)
                         OPTIONS/SARS EMPLOYEES IN PRICE PER EXPIRATION -------------------
NAME                      GRANTED(2)  FISCAL YEAR    SHARE      DATE       5%       10%
Frank T. Curtin.........   200,000        37.8%      $6.75    5-03-05   $849,000 $2,151,540
Charles A. Junkunc......    40,000         7.5        7.00    7-27-05    176,092    446,248
Richard F. Paolino......    30,000         5.7        7.00    7-27-05    132,069    334,686
Antonio Aparicio........    33,000         6.2        7.00    7-27-05    145,275    368,154
C. John Cooke...........    15,000         2.8        7.00    7-27-05     66,034    167,343

---------------------
(1) The potential realizable values represent future opportunity and have not been reduced to present value in 1996 dollars. The dollar amounts included in these columns are the result of calculations at assumed rates set by the Securities and Exchange Commission (the "Commission") for illustrative purposes, and these rates are not intended to be a forecast of the Class A Common Stock price and are not necessarily indicative of the values that may be realized by the named Executive Officer. The potential realizable values are based on arbitrarily assumed annualized rates of stock price appreciation of five and ten percent over the full ten-year term of the options.

(2) There were no SARs granted in 1995 to any of the Executive Officers named in the table.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END VALUES

  The following table summarizes (i) options, including options outstanding under the Company's Amended 1973 Stock Option Plan (the "73 Plan") which terminated on April 26, 1989, and (ii) SARs exercised during 1995 and presents the value of unexercised options and SARs held by the named Executive Officers at fiscal year-end:

                                                NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                               UNDERLYING UNEXERCISED         IN-THE-MONEY
                                                   OPTIONS/SARS AT           OPTIONS/SARS AT
                           SHARES                  FISCAL YEAR-END           FISCAL YEAR-END
                         ACQUIRED ON  VALUE   ------------------------- -------------------------
NAME                      EXERCISE   REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
Frank T. Curtin.........    None       --          --        200,000          --      $700,000
Charles A. Junkunc......    None       --       25,000        40,000      $93,750      130,000
Richard F. Paolino......    None       --       49,332        30,000       93,750       97,500
Antonio Aparicio........    None       --       25,000        33,000       93,750      107,250
C. John Cooke...........    None       --       15,000        15,000       56,250       48,750

FOREIGN RETIREMENT PLANS

  Tesa maintains a defined contribution retirement plan required by Swiss law, pursuant to which benefits accrue on behalf of Mr. Aparicio annually in an amount equal to a percentage (based on the executive's age and on his salary) of annual compensation and under which interest accrues on accrued benefit amounts at a compound annual rate of 4%. Upon retirement, the executive is entitled to receive an annual pension in an amount equal to 7.2% of the executive's total accrued benefits, and the estimated annual pension payable upon retirement at normal retirement age under such plan is an amount equivalent to $99,416 for Mr. Aparicio. In addition, Tesa sponsors a separate defined contribution plan pursuant to which Mr. Aparicio is eligible to receive a lump-sum payment upon retirement. The estimated lump sum payable upon retirement under this sponsored plan at normal retirement age is an amount equivalent to $335,691 for Mr. Aparicio. Mr. Stuber, formerly Managing Director of Tesa and who resigned from the Company May 31, 1995, was entitled to an accrued vested amount equivalent to $258,940 under such plan, which amount was transferred by Tesa to Mr. Stuber's retirement account with his new employer. Amounts were converted at the rate of $0.7332 per Swiss Franc.

  Dr. C. John Cooke is a participant in the Brown & Sharpe Pension Plan covering the Company's U.K. employees, pursuant to which employees contribute 4.5% of their salary. Dr. Cooke, who is designated a "Special Member" of the plan which entitles him to the highest retirement benefit under such plan, is eligible to retire and receive pension benefits under the plan at age 60 on January 19, 1997 at the rate of 1/40 of pensionable salary for each year of service. Based on an estimated total final average salary of (Pounds)90,000, length of service and 14 3/4 years' participation in the plan, he would be eligible to receive an estimated final annual pension benefit net of any statutory governmental social benefit of (Pounds)33,188 equivalent to approximately $52,433 at the average exchange rate of $1.5799 per British Pound.

EMPLOYMENT, SEVERANCE AND OTHER AGREEMENTS

  Mr. Frank T. Curtin has an employment agreement with the Company for a three-year term of employment commencing on May 2, 1995 in the capacity of President and Chief Executive Officer. The agreement provides for: (i) an annual base salary of $300,000, subject to increases at the discretion of the Board of Directors (which base salary was increased by the Board to $315,000 as of January 1, 1996); (ii) a guaranteed cash incentive bonus for 1995 performance of $75,000; (iii) future cash incentive bonuses for subsequent fiscal years in an amount not to exceed the maximum amount permitted under the PIP with all or a portion thereof to be "earned out" and subject to achievement of objectives determined by the Salary Committee of the Board; and
(iv) participation in other executive employee benefits. Pursuant to the agreement, Mr. Curtin also received an award of non- incentive stock options disclosed under "Option/SAR Grants" above, and the Company agreed to annually contribute an amount of 10% of his base salary to a SERP account for his benefit. The agreement provides that the Company may terminate his employment for a reason other than death, disability or cause (as defined in the agreement) subject, however, to continuation of his base salary and benefits for the unexpired term remaining under the agreement, but in any event not less than twelve months. In addition Mr. Curtin has the right under the agreement to terminate his employment following a Change of Control of the Company (as defined in the agreement) in the event his position or job responsibilities change or the compensation and benefits reserved to him in the agreement are not provided. In such event the Company would be required to continue to pay him the base salary and benefits in effect at the time of such termination for the unexpired term of the employment agreement. No salary or benefits are continued if Mr. Curtin's employment is terminated for cause or upon death or disability. Mr. Curtin is subject to a covenant not to compete with the Company for two years after the termination of his employment.

  The Company has an employment/severance agreement with Mr. Richard F. Paolino. Under the agreement as amended through September 12, 1996, in addition to his current salary, benefits and fringe benefits until the date of termination of employment, Mr. Paolino will receive on any termination of employment, by his resignation or a termination by the Company (other than a termination by the Company for cause), a lump sum equal to the amount of his highest annual base salary during the three-year period immediately preceding the termination of employment, the value of annual fringe benefits, and the highest cash bonus received for any of the years in such prior three-year period. Upon any such termination, Mr. Paolino is also entitled to Company contributions on his behalf under the SARP and the ESOP and participation in all life insurance, health plans and other welfare plans of the Company through December 31, 1997 and to accelerated vesting of any stock options or restricted stock provided that he must be an employee on January 3, 1997 and not have been terminated prior thereto by the Company for cause in order to receive accelerated vesting with respect to options granted to him in July 1995. The payment and benefits under any such termination of employment will be reduced to the extent necessary to preserve their deductibility to the Company for Federal income tax purposes and to avoid imposition of any "excess parachute payments" taxes under the Internal Revenue Code. Mr. Paolino is subject to a covenant not to compete with the Company during his employment and for one year following any termination of employment. The agreement also obligates the Company to pay for any legal fees incurred by Mr. Paolino to enforce his rights under the agreement and provides for letter of credit mechanics to carry this out.

  The Company also has an agreement with Mr. Charles A. Junkunc who joined the Company on May 4, 1992, to pay a severance amount to him equal to his annual salary in effect at the time of termination and to continue his basic employee benefits for a one-year period in the event his employment with the Company is terminated for any reason. Under the agreement, the Company will pay a bonus equal to the average of the bonus payments received by him during the three years (or such lesser period) prior to termination, pro rated according to the number of months of service during the year in which any termination occurs. In addition, a minimum bonus of $34,000 for 1993 was guaranteed pursuant to this agreement. Upon any termination Mr. Junkunc, if requested by the Company, is to provide consulting services to the Company for one year, with offsets against the payments to be made by the Company for any income received from other sources.

  The Company entered into an agreement with Dr. Cooke in November 1991 which provides for payment of a severance amount equal to: (i) two times base salary; plus (ii) two years' bonus calculated on the basis of the average annual bonus granted over the five years preceding termination, in the event that the Company terminates his employment other than for a serious professional misdemeanor.

  The Company also entered into an agreement with Mr. Antonio Aparicio in October 1995 which provides for payment of a severance amount upon termination equal to the salary he received during the 12 month period prior to the effective date of the termination.

  Mr. Fred M. Stuber was a Director and President and Chief Executive Officer of the Company from January 1, 1991 to May 31, 1995. The Company entered into a severance agreement with Mr. Stuber on the date of his termination, which provided for a severance payment to him of 681,211 Swiss Francs equivalent to $576,372 at an average annual exchange rate of $0.8461 per Swiss Franc. One half of the severance amount was paid to Mr. Stuber in a lump sum in cash on termination, and the balance was paid in seven equal monthly installments with the final payment being made on December 1, 1995. The agreement also provided for the forfeiture of 16,100 shares of unvested restricted Class A Common Stock previously awarded to Mr. Stuber, that he would retain his rights to his accrued retirement benefits in the Tesa retirement plans and a covenant by Mr. Stuber that he would not directly or indirectly compete with the business of the Company for a period of two years following his resignation.

SALARY COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  No executive officer of the Company has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served as a director of or member of the Salary Committee of the Company. See "Certain Transactions."

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of August 31, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), by: (i) each person or entity known to the Company to own beneficially more than 5% of any class of Common Stock;
(ii) each of the Company's directors; (iii) each of the named Executive Officers; (iv) all directors and executive officers as a group; and (v) the Selling Stockholders. Except as indicated below, none of these entities has a relationship with the Company or, to the knowledge of the Company, any Underwriters of the Offering or their respective affiliates. The address for the listed beneficial owners, unless stated otherwise, is c/o Brown & Sharpe Manufacturing Company, Precision Park 200 Frenchtown Road, North Kingstown, RI 02852-1700.

                                    BENEFICIAL OWNERSHIP                             BENEFICIAL OWNERSHIP
                                   PRIOR TO THE OFFERING                              AFTER THE OFFERING
                      ------------------------------------------------ ------------------------------------------------
                           CLASS A            CLASS B                       CLASS A         CLASS B COMMON
                         COMMON STOCK       COMMON STOCK                  COMMON STOCK          STOCK
                      ------------------ ------------------            ------------------ ------------------
                                                            PERCENTAGE                                       PERCENTAGE
                                                             OF TOTAL                                         OF TOTAL
NAME AND ADDRESS OF    NUMBER   PERCENT   NUMBER   PERCENT    VOTING    NUMBER   PERCENT   NUMBER   PERCENT    VOTING
BENEFICIAL OWNER      OF SHARES OF CLASS OF SHARES OF CLASS   POWER    OF SHARES OF CLASS OF SHARES OF CLASS   POWER
SIGNIFICANT
 STOCKHOLDERS
Fiduciary Trust
 Company
 International(1)...    476,766   5.8%    158,920   30.6%     15.4%      476,766   3.9%    158,920   30.6%     11.9%
 Two World Trade
 Center
 New York, NY 10048-
 0774
Henry D. Sharpe,
 Jr.(2).............    483,966   5.9%    161,320   31.1%     15.7%      483,966   4.0%    161,320   31.1%     12.1%
Frank T. Curtin(3)..    303,283   3.7%    166,063   32.0%     14.7%      303,283   2.5%    166,063   32.0%     11.3%
Charles A.
 Junkunc(3).........    355,551   4.3%    194,794   37.5%     17.1%      355,551   2.9%    194,794   37.5%     13.2%
Robert A.
 Batting(3).........    303,283   3.7%    166,063   32.0%     14.7%      303,283   2.5%    166,063   32.0%     11.3%
The Killen Group,
 Inc.(4)............    427,576   5.2%      --        --       3.2%      427,576   3.5%      --        --       2.5%
Donald Smith & Co.,
 Inc.(5)............    419,600   5.1%      --        --       3.1%      419,600   3.4%      --        --       2.4%
Putnam Fiduciary        202,640   2.5%     52,744   10.2%      5.4%      202,640   1.7%     52,744   10.2%      4.2%
 Trust Co.(6).......
 Putnam Defined
 Contribution Plans
 859 Willard Street
 Quincy, MA 02269-
 9110
OTHER DIRECTORS
Enrico Albareto(7)..  3,450,000  42.1%      --        --      25.8%      320,000   2.6%      --        --       1.8%
Alberto de
 Benedictis(7)......  3,450,000  42.1%      --        --      25.8%      320,000   2.6%      --        --       1.8%
Russell A. Boss.....      1,000    *        --        --        *          1,000    *        --        --        *
Vincenzo
 Cannatelli(7)......  3,450,000  42.1%      --        --      25.8%      320,000   2.6%      --        --       1.8%
Howard K. Fuguet....      1,000    *        --        --        *          1,000    *        --        --        *
Henry D. Sharpe,
 III................     55,145    *       18,381    3.5%      1.8%       55,145    *       18,381    3.5%      1.4%
John M. Nelson......      1,453    *          151     --        *          1,453    *          151     --        *
Paul R. Tregurtha...        705    *           26     --        *            705    *           26     --        *
NAMED EXECUTIVE
 OFFICERS
Antonio Aparicio....     37,000    *        --        --        *         37,000    *        --        --        *
C. John Cooke.......     31,000    *        --        --        *         31,000    *        --        --        *
Richard F. Paolino..     73,603    *        2,432     *         *         73,603    *        2,432     --        *
All executive
 officers and
 directors as a
 group
 (19 persons)(8)....  4,458,278  53.5%    358,710   69.1%     59.5%    1,328,278  10.8%    358,710   69.1%     28.1%
SELLING STOCKHOLDERS
Diehl GmbH & Co.....    156,000   1.9%      --        --       1.2%       --        --       --        --        --
 Stephanstrasse 49
 90478 Nurnberg
 Germany
Finmeccanica          3,450,000  42.1%      --        --      25.8%      320,000   2.6%      --        --       1.8%
 S.p.A.(9)..........
 4, Piazza Monte
 Grappa
 Rome 00195 Italy

---------------------
 * Less than one percent (1%).


(1) Fiduciary Trust Company International, by virtue of various investment management contracts and trust agreements with members of the Sharpe family, shares voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock referred to in footnote (2) below.

(2) Various members of the Sharpe family, including Henry D. Sharpe, Jr. and his son Henry D. Sharpe, III, beneficially own an aggregate of 483,966 shares of Class A Common Stock and 161,320 shares of Class B Common Stock of the Company. The table includes: (a) 168,076 shares of Class A Common Stock and 56,024 shares of Class B Common Stock held by Henry D. Sharpe, Jr.'s wife and children (including Henry D. Sharpe III referred to in the table) and by trusts, of which they are beneficiaries and of which beneficial ownership is disclaimed; (b) 120 shares of Class A Common Stock and 40 shares of Class B Common Stock held by the Sharpe Family Foundation, a charitable foundation, of which beneficial ownership is disclaimed by Mr. Sharpe; (c) 7,200 shares of Class A Common Stock and 2,400 shares of Class B Common Stock as to which Henry D. Sharpe, Jr. has neither voting nor dispositive power but as to which he is a beneficiary under a trust established under the will of Henry D. Sharpe, Sr.; and (d) 308,570 shares of Class A Common Stock and 102,856 shares of Class B Common Stock as to which Henry D. Sharpe, Jr. has shared voting and dispositive power with Fiduciary Trust Company International with respect to the shares of Class A Common Stock and Class B Common Stock described in sub-clause (a) above, and sole voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock described in subclause (b) above. Of the shares shown in the table, the 7,200 shares of Class A Common Stock and 2,400 shares of Class B Common Stock in subclause (c) are owned indirectly.

(3) Includes: (i) 303,283 shares of Class A Common Stock and 166,063 shares of Class B Common Stock, as to which Messrs. Curtin, Junkunc and Batting, by virtue of being Trustees under the ESOP, have shared voting power (subject to direction from plan participants) and limited residual investment power as Trustees under the terms of the Trust Agreement for the ESOP and as to all of which ESOP shares (except, with respect to Mr. Junkunc, his vested shares of Class A Common Stock and Class B Common Stock in such plan) they disclaim beneficial ownership; (ii) shares of Class A Common Stock issuable upon exercise of stock options held by such Executive Officers that are exercisable within 60 days of the date of this Prospectus; and
    (iii) with respect to Mr. Junkunc, includes 5,618 shares of Class A Common Stock and 28,333 shares of Class B Common Stock held by the Company's United Kingdom Pension Plan as to which Mr. Junkunc has shared voting and investment power with respect to which Mr. Junkunc disclaims beneficial ownership.

(4) The Killen Group, Inc., a registered investment advisor, owns beneficially 426,442 shares of Class A Common Stock, of which it has sole voting power over 173,713 shares and sole dispositive power with respect to 422,610 shares. Robert E. Killen, President and sole stockholder of the Killen Group, directly owns 3,832 shares of Class A Common Stock, as to which he has sole voting and dispositive power. Of the shares shown in the table, 3,832 shares of Class A Common Stock are owned indirectly.

(5) Donald Smith & Co., an investment advisory firm, has sole voting power over 294,300 shares of Class A Common Stock and sole dispositive power over 419,600 shares of Class A Common Stock.

(6) Putnam Fiduciary Trust Co. acts as Trustee of the SARP, the Brown & Sharpe Savings and Retirement Plan for Management Employees and a substantially similar tax qualified 401(k) savings plan covering U.S. non-management employees, and in that capacity shares voting power with respect to the shares of Class A Common Stock and Class B Common Stock, subject to direction from participants in such plans. Putnam Fiduciary Trust Co. disclaims beneficial ownership with respect to all such shares of Class A Common Stock and Class B Common Stock.

(7) Messrs. Albareto, Cannatelli and de Benedictis, by virtue of their positions as senior executives and employees of Finmeccanica or its affiliates and Finmeccanica's authority to vote or direct the vote and to dispose or direct the disposition of the Class A Common Stock, may each be deemed to beneficially own the shares of Class A Common Stock owned of record by Finmeccanica and as to all of which stock they disclaim beneficial ownership. See footnote (9) below and "Certain Transactions."

(8) Includes an aggregate of 129,332 shares of Class A Common Stock subject to outstanding stock options which are exercisable within 60 days of the date of this Prospectus.

(9) Finmeccanica owns beneficially and of record and has the power to vote or direct the vote and to dispose or direct the disposition of 3,450,000 shares of Class A Common Stock. The Class A Common Stock was acquired in connection with the acquisition by the Company of the DEA metrology business on September 28, 1994. Approximately 63% of Finmeccanica's stock is owned by Istitutto per la Ricostruzione Industriale S.p.A., a joint stock company ("IRI"), all of whose stock is held by the Ministry of the Treasury of the Republic of Italy, therefore, Finmeccanica and IRI are deemed to share the voting and investment power with respect to the shares held by Finmeccanica. See "Certain Transactions."

                             CERTAIN TRANSACTIONS

DEA ACQUISITION

  A substantial change in ownership of the Common Stock of the Company occurred in connection with the acquisition by the Company and its wholly owned subsidiary, Brown & Sharpe International Capital Corporation, on September 28, 1994 of all the stock of DEA and its related metrology business headquartered in Turin, Italy, from Finmeccanica. DEA was purchased pursuant to the provisions of the Acquisition Agreement dated as of June 10, 1994 between the Company and Finmeccanica, as amended (the "DEA Acquisition Agreement"). The purchase price for DEA was paid by the Company to Finmeccanica at the closing through the issuance of 3,450,000 shares of Class A Common Stock.

  Under the terms of the Shareholders Agreement, Finmeccanica was granted the right to nominate for election to the Board following the acquisition of DEA three out of ten members of the Company's Board of Directors and to have one of such directors sit on the Executive Committee of the Company's Board of Directors. Pursuant to the Shareholders Agreement, three Finmeccanica nominees, Messrs. Albareto, de Benedictis and Cannatelli, were elected to the Company's Board of Directors on October 28, 1994. Pursuant to the Shareholders Agreement, when Henry D. Sharpe, Jr. ceases to be a Director of the Company, Finmeccanica will thereafter be entitled to designate two nominees for election to the Company's Board of Directors, and a third nominee, who may not be an employee of Finmeccanica but must be an experienced executive or advisor to industrial businesses, subject to approval (not to be unreasonably withheld) by the Company's Board of Directors. In any event, Finmeccanica is entitled to two nominees to the Company's Board of Directors for so long as it owns at least 1,250,000 shares of Class A Common Stock and one nominee to the Company's Board of Directors for so long as it owns at least 375,000 shares of Class A Common Stock.

  Under the terms of a letter agreement dated as of September 28, 1994 between Henry D. Sharpe, Jr., Chairman of the Board, and Finmeccanica, Mr. Sharpe has agreed to vote all shares of Common Stock as to which he has sole voting power in favor of the Finmeccanica nominees standing for election to the Board of Directors. The Shareholders Agreement provides that Finmeccanica will vote its shares of Class A Common Stock in favor of the election as directors of all nominees selected by the Board of Directors of the Company.

  The Shareholders Agreement also provides Finmeccanica with certain rights and obligations with respect to its ownership of shares of Class A Common Stock. Finmeccanica is prohibited from acquiring any shares of Common Stock if such acquisition would increase Finmeccanica's ownership above approximately 40% on a fully diluted basis (as defined in the Shareholders Agreement) until December 31, 1998, or earlier upon the occurrence of certain specified events. The Agreement also provides pre-emptive rights to Finmeccanica for so long as it owns at least 862,500 shares of Class A Common Stock, such that the Company may not issue any shares of Class A Common Stock or equity securities exercisable, exchangeable or convertible into shares of Class A Common Stock ("Derivative Securities") to any third party, other than certain specified exclusions, without first offering to Finmeccanica the right to purchase that percentage of the Company's equity securities such that Finmeccanica's percentage ownership of the Company's Common Stock on a fully diluted basis (as defined in the Shareholders Agreement) remains constant. Finmeccanica has waived such rights with respect to the shares of Class A Common Stock to be issued in the Offering.

  In addition, Finmeccanica is prohibited from selling any of the Company's equity securities to any third party until September 24, 1996 and, thereafter, Finmeccanica may sell securities to a third party only after offering the Company the opportunity to purchase such shares (other than sales pursuant to a registered public offering pursuant to Finmeccanica's registration rights and sales pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act")).

  In addition, Finmeccanica has certain demand and "piggyback" registration rights granted under the Shareholders Agreement. If, at any time after September 28, 1996, the holders of 25% of the shares covered by the Shareholders Agreement demand registration, the Company will be required to file a registration statement covering the resale of such shares. In addition, if the Company files a registration statement, Finmeccanica may request that its shares be included in the registration statement. Finmeccanica is participating in the Offering as a Selling Stockholder.

  Upon completion of the Offering, Finmeccanica's rights under the Shareholders Agreement, including the right to nominate directors, will terminate.

  Prior to completion of the DEA acquisition and entering into the Shareholders Agreement, the Company amended the Rights Plan pursuant to authority reserved in the underlying agreement to exclude Finmeccanica from the definition of an "Acquiring Person" under the Rights Plan for so long as it does not own shares of Class A Common Stock other than those acquired in connection with the DEA acquisition and as provided in the Shareholders Agreement. As a result of the amendment, the exercisability of the Rights of the holders of Class A Common Stock and Class B Common Stock created under the Rights Plan was not triggered. See "Risk Factors--Potential Effect of Anti-Takeover Provisions."

  In addition, on March 24, 1994, the Company acquired all but .2% of the stock of Roch and all of the stock of Mauser from Diehl GmbH & Co. of Nurnberg, Germany ("Diehl") pursuant to the terms of a Stock Purchase and Transfer Agreement dated March 24, 1994. The purchase price for Roch was paid by the Company to Diehl at the closing through the issuance of 175,000 shares of Class A Common Stock, subject to certain post closing adjustments. As a result of those post closing adjustments, Diehl surrendered 19,000 shares of Class A Common Stock to the Company in August 1996. Diehl also has a contingent right (the "Contingent Stock Right"), which expires on March 24, 1999, to receive an additional 50,000 shares of Class A Common Stock in the event that the closing price of the Class A Common Stock on the New York Stock Exchange equals or exceeds $15.00 per share for any 30 business days (whether or not consecutive) during any 12 month period. In addition, Diehl was granted certain demand and "piggyback" registration rights with respect to its shares of Class A Common Stock. Diehl's demand registration rights, exercisable during the period commencing March 24, 1996 and ending March 24, 1997, permit it to demand that its shares be covered by a registration statement provided that the demand is for at least 100,000 shares and subject to the discretion of the Board of Directors. Diehl's "piggyback" registration rights expired on March 24, 1996; however, Diehl is participating in the Offering as a Selling Stockholder.

RELATED PARTY TRANSACTIONS AND AGREEMENTS

  On September 28, 1994, in connection with the acquisition of DEA, the Company entered into a Credit Support Agreement with Finmeccanica (the "Credit Support Agreement"), pursuant to which Finmeccanica issued unconditional payment guarantees to Banca Commerciale Italiana, New York Branch, and Istituto Bancarios San Paolo di Torino, New York Branch, with respect to their extension of two three-year term loans to the Company in the aggregate amount of $25.0 million bearing interest at a floating rate of LIBOR plus 0.60% with interest payable quarterly and the entire principal amount of such loans due on September 28, 1997. The Company paid Finmeccanica a one-time fee of $800,000 upon entering into the Credit Support Agreement. In the event Finmeccanica is required to pay such banks any amounts under its guarantees, subject to the prior repayment by the Company of any amounts due in respect of certain senior indebtedness (as defined in the Credit Support Agreement), Finmeccanica will be entitled to reimbursement from the Company of any such amounts paid by Finmeccanica under its guarantees. That Agreement provides that as long as the Finmeccanica guarantees remain outstanding, the Company will not, with certain exceptions, create any liens on the accounts receivable or inventory of DEA or its subsidiaries or permit DEA and its subsidiaries to have any debt to any other financial institutions other than certain permitted indebtedness. In connection with Finmeccanica's entering into the Credit Support Agreement, DEA also furnished a payment guarantee to Finmeccanica.

  Following its acquisition by the Company, DEA continued to be a lessee under a lease agreement with the Elsag Bailey Division of Finmeccanica with respect to DEA's principal headquarters facility located in Moncalieri, Italy and the DEA sales and support facility in Madrid, Spain. The lease of the Italian property expires on December 31, 1997, and the minimum annual rent under such lease is approximately Lire 1,400 million or approximately $840,000, subject to adjustment as provided in the lease. The lease of the Spanish property expires on January 4, 1998 at an annual rent of Pesetas 30,600 million or approximately $200,000. The Company believes that the terms of such leases have been and will be comparable to those which could be obtained from third parties.

  The DEA Acquisition Agreement provides that for a period of five years after the closing date of the DEA acquisition, neither Finmeccanica nor any of its affiliates will directly or indirectly acquire more than a 20% ownership interest in any business, venture or activity which competes with the metrology business relating to CMMs (including parts and accessories) being conducted or proposed to be conducted by DEA at the closing date of the DEA acquisition or relating to metrology products performing functions similar to those of the products manufactured and sold by DEA. These non-competition provisions will terminate if Brown & Sharpe no longer owns a greater than 50% ownership interest in DEA. Finmeccanica will not be in breach of the non-competition provision of the DEA Acquisition Agreement if it or any of its affiliates acquires or invests in any company which includes among its business operations the manufacture and sale of metrology products performing functions similar to those of the products manufactured and sold by DEA to the extent that sales of such products constitute only an immaterial portion of the total revenues of the acquired business. In the DEA Acquisition Agreement, Finmeccanica represented to Brown & Sharpe that it has no present intention of acquiring any such company.

  The DEA Acquisition Agreement provides that Brown & Sharpe and Finmeccanica will, for the periods specified in the DEA Acquisition Agreement, none of which are shorter than 21 months after the closing of the DEA acquisition, indemnify each other for up to $10.0 million (less the first $500,000) resulting from the inaccuracy of representations and warranties covering matters relating to their respective businesses, financial statements, material contracts, compliance with law and other items customary in transactions of this type, breach of non-fulfillment of any agreement or covenant contained in or required to be entered into in connection with the DEA Acquisition Agreement and certain environmental and tax claims, if any. Finmeccanica will also indemnify Brown & Sharpe for the amount by which certain of the liabilities of DEA exceed limits provided for in the purchase price provisions of the DEA Acquisition Agreement. The DEA Acquisition Agreement also provided that, prior to the closing, Finmeccanica was required to assume or discharge all indebtedness for borrowed money of DEA other than an amount of indebtedness net of cash in excess of Lire 0.8 billion, to remain outstanding on and after the closing, which amount was to be determined as of July 31, 1994 pursuant to a formula in the DEA Acquisition Agreement.

  The Company entered into an agreement with Finmeccanica on December 18, 1995 amending the DEA Acquisition Agreement to eliminate a post-closing Purchase Price Adjustment provision and substituting an agreement of the parties that a Purchase Price Adjustment shall be payable to the Company by Finmeccanica in the amount of Lire 2,100 million without interest (approximately $1.38 million as of December 18, 1995). The agreed amount is to be paid by Finmeccanica in the form of a waiver of rent due Finmeccanica on the DEA Moncalieri, Italy facility referenced above through December 31, 1997, the date of expiration of the lease, and is subject to reduction if the premises are vacated after June 30, 1996 by an amount equal to the per diem amount of rent due from July 1, 1996 to the date the premises are vacated by DEA. The Company presently expects to vacate the premises by December 31, 1996. Except for their relationship to Finmeccanica by virtue of their executive positions with such company or its affiliates, none of Messrs. Albareto, de Benedictis or Cannatelli, who are directors of the Company, have any direct or indirect interest in any of the foregoing transactions.

                         DESCRIPTION OF CAPITAL STOCK

  As of June 30, 1996, the authorized capital stock of the Company consists of 1,000,000 shares of Preferred Stock, $1.00 par value, per share; 15,000,000 shares of Class A Common Stock, $1.00 par value, per share, and 2,000,000 shares of Class B Common Stock, $1.00 par value, per share. At August 31, 1996 there were issued and outstanding 8,199,989 shares of Class A Common Stock and 519,436 shares of Class B Common Stock and no shares of Preferred Stock. In addition, 665,997 shares of Class A Common Stock were reserved as of August 31, 1996 for issuance upon exercise of outstanding options under the Company's stock plans and 214,386 additional shares of Class A Common Stock were reserved for issuance upon the future grant of options or other awards under the Company's stock plans. At August 31, 1996, 519,436 shares of Class A Common Stock were reserved for issuance upon the conversion of the outstanding shares of Class B Common Stock and an aggregate of 533,333 shares of Class A Common Stock were reserved for issuance upon conversion of the Company's 9 1/4% Convertible Subordinated Debentures Due 2005 at $26.25 per share, subject to antidilution provisions. Also at August 31, 1996, 50,000 shares of Class A Common Stock were reserved for issuance upon exercise of Diehl's Contingent Stock Right. The Class A Common Stock is listed on the New York Stock Exchange. The following summary of certain provisions of the Class A Common Stock and the Class B Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and By-laws which are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

PREFERRED STOCK

  As of June 30, 1996, the Company is authorized to issue up to 1,000,000 shares of Preferred Stock, $1.00 par value, none of which has been issued. The Board of Directors is empowered to provide from time to time for the issuance of one or more series of Preferred Stock without further stockholder action and to designate various terms and provisions with respect to each such series whether issued or not, including without limitation, the dividend rate, redemption price, terms of any sinking fund, conversion rights, if any, voting rights, if any, and rights of the holders upon liquidation. The effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock may not be determined until the Board of Directors specifies the rights of the holders of such Preferred Stock. However, such effects may qualify or limit the rights of holders of the Common Stock and might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairment of the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock. In March 1988, in connection with the Rights Plan, the Company designated a new series of Preferred Stock comprised of 170,000 shares of Series A Participating Preferred Stock. No shares of Series A Participating Preferred Stock have been issued. When issued, shares of Series A Participating Preferred Stock will have 100 votes per share. No distributions can be made to holders of shares of stock ranking junior, either as to dividends or upon liquidation or winding up, to the Series A Participating Preferred Stock unless prior thereto the holders of the Series A Participating Preferred Stock shall have received $100 per share plus an amount equal to accrued and unpaid dividends to the date of such payment. Following such payment, no additional distributions can be made to the holders of Series A Participating Preferred Stock unless the holders of Common Stock shall have received a per share "common adjustment" payment based on a formula adjustment.

COMMON STOCK

  Shares of authorized but unissued Class A Common Stock and Class B Common Stock may be issued from time to time by the Board of Directors without further stockholder action except as required by applicable law, the Certificate of Incorporation or the rules of the New York Stock Exchange. In that connection, the rules of the New York Stock Exchange presently do not prohibit the issuance of the previously authorized but unissued Class B Common Stock and such issuance will generally be permitted subject to consultation with the Exchange.

  Shares of Class A Common Stock are entitled to one vote per share on all matters on which they are entitled to vote. Shares of Class B Common Stock are entitled to ten votes per share on all matters on which they are entitled to vote, except as otherwise provided by law or the Certificate of Incorporation or By-laws. The Class A Common Stock and the Class B Common Stock vote together as a single class on all matters, except as otherwise provided by law and except that the Class A Common Stock, voting as a class with the holders of shares of any series of Preferred Stock entitled to vote, elects one-third (rounded down, if necessary, to the nearest whole number, but in any event at least one), of the directors elected in each year, and except as otherwise required by law. The Certificate of Incorporation also provides that the favorable vote of the holders of at least 80% of the outstanding shares of capital stock of the Company entitled to vote is required to effect certain mergers or acquisition transactions with an interested person owning 10% or more of any class of the Company's securities entitled to vote for the election of directors. The By-laws provide for a classified Board of Directors, consisting of three classes of directors, one class of which is elected each year for a three-year term. The issuance of additional shares of Class B Common Stock would dilute further the voting power of the Class A Common Stock, including the shares of Class A Common Stock sold in the Offering.

  No dividend may be declared on shares of Class B Common Stock unless a dividend at least equal in amount is declared on shares of Class A Common Stock. Dividends may be declared upon and paid to holders of Common Stock by the Board of Directors out of funds legally available therefor.

  Holders of Common Stock have no pre-emptive or other prescriptive rights or conversion privileges (other than the conversion of Class B Common Stock into Class A Common Stock on a share-for-share basis described below and except for certain rights to acquire newly issued shares of Class A Common Stock or Derivative Securities granted to Finmeccanica under the Shareholders Agreement) and no redemption rights. All presently issued shares of Common Stock are fully paid and nonassessable, and the shares of Class A Common Stock to be issued upon completion of the Offering will be fully paid and nonassessable.

  Shares of Class B Common Stock are not transferable except to permitted transferees as defined in the Certificate of Incorporation; however, such shares are convertible at all times into Class A Common Stock on a share-for-share basis and are transferable thereafter. All shares of Class B Common Stock may be converted into shares of Class A Common Stock by the Continuing Directors (as defined in the Certificate of Incorporation) at any time.

  In the event of any liquidation, dissolution, or winding up of the affairs of the Company, the assets of the Company remaining after provision for payment of creditors, and after provision for payment of any liquidation preference of any preferred stock that may be issued and outstanding, shall be distributed pro rata solely among the holders of the Common Stock.

  The Common Stock does not have cumulative voting rights, which means that the holders of the voting stock entitled to cast more than 50% of the votes cast for the election of Directors can elect 100% of the Directors to be elected at any meeting if they choose to do so, and, in such event, the holders of the remaining stock entitled to cast less than 50% of the votes for the election of Directors will not be able to elect any person or persons to the Board of Directors.

RIGHTS PLAN

  On March 23, 1988, the Company adopted a Rights Plan which provided that holders of Common Stock would receive three quarters of a Right to purchase Series A Participating Preferred Stock. Each Right entitles the holder thereof to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock (subject to adjustment), at an exercise price of $55 (subject to adjustment), ten business days after a party acquires 20% of the Company's Common Stock, or the commencement of a tender or exchange offer (excluding, for these purposes, Finmeccanica so long as Finmeccanica does not beneficially own shares of Common Stock other than the 3,450,000 shares of Class A Common Stock acquired by Finmeccanica in the DEA acquisition and such additional shares as Finmeccanica may purchase in accordance with its pre-emptive rights under the Shareholders Agreement). Upon completion of the Offering, the Shareholders Agreement will terminate. These Rights may be redeemed by the Company at a price of $0.03 per Right; if not, the holder is entitled to purchase, at the exercise price of the Right, an equity interest in the acquiring party having a market value of two times the exercise price.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Company is subject to the provisions of Section 203 of the DGCL. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (i) the Board of Directors approves, prior to such date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation which are not held by directors, officers or certain employee stock plans; or
(iii) on or subsequent to that date, the business combination with the interested stockholder is approved by the Board of Directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation's voting stock.

  The By-laws provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." Under the DGCL, directors of a classified board may be removed only for cause by the affirmative vote of the holders of a majority of the shares of capital stock of the Company entitled to vote at an election of directors. Under the By-laws, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may be filled by vote of a majority of the Directors then in office. The classification of the Board of Directors and the limitations on the removal of Directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

  The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may not be taken by written action in lieu of a meeting. The By-laws provide that special meetings of the stockholders may only be called by the Chairman of the Board, the President of the Company or by a majority of Directors then in office or by vote of the Board of Directors. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

  The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal the restriction therein against the taking of action by written consent of the stockholders and the provisions, described above, requiring the vote of the holders of 80% of the shares of capital stock for certain mergers and acquisitions. The By-laws require the affirmative vote of three-quarters of the Directors then in office or holders of at least two-thirds of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal the By-laws.

  The Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the By-laws contain provisions to indemnify the Company's Directors and officers to the fullest extent permitted by the DGCL. The Company believes that these provisions assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Boston EquiServe.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have a total of 12,719,425 shares of Common Stock issued and outstanding, including 12,199,989 shares of Class A Common Stock and 519,436 shares of Class B

Common Stock. Of these shares, a total of 11,879,989 shares of Class A Common Stock (including the 7,286,000 shares offered hereby, assuming no exercise of the Underwriters' over-allotment option, and the 519,436 shares of Class A Common Stock issuable upon conversion of all outstanding shares of Class B Common Stock) will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined in the Securities Act (who would be required to sell under Rule 144 under the Securities Act). The remaining 320,000 shares of Class A Common Stock outstanding upon completion of the Offering will be "restricted securities" as that term is defined by Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in a private transaction in reliance upon exemptions from registration under the Securities Act.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years (including the holding period of any prior owner except an affiliate), including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares of Class A Common Stock that does not exceed the greater of one percent of the number of shares of Class A Common Stock then outstanding (approximately 121,199 shares upon completion of the Offering) or the average weekly trading volume of the Class A Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sales. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement. The Commission has proposed an amendment to Rule 144 which wold reduce the holding period required for shares subject to Rule 144 to become eligible for sale in the public market from two years to one year, and from three years to two years in the case of Rule 144(k).

  The Company and certain officers, directors and stockholders of the Company who beneficially own 1,083,408 shares of Class A Common Stock (including options to acquire 80,000 shares of Class A Common Stock, 1,048 shares of Common Stock held pursuant to the ESOP and the SARP for distribution and 60,200 shares of Common Stock held pursuant to the EIP), have agreed for a period of 180 days after the date of this Prospectus not to issue, register for sale, offer, sell (or contract to sell) or otherwise dispose of any shares of Class A Common Stock (or any security convertible into or exercisable or exchangeable for any shares of Class A Common Stock) or grant any options or warrants to purchase Class A Common Stock (other than: (i) Class A Common Stock sold in the Offering; and in the case of the Company (ii) Class A Common Stock issued upon exercise of options to purchase Class A Common Stock that are issued and outstanding on the date of this Prospectus; (iii) issuances of shares of Class A Common Stock upon conversions of shares of Class B Common Stock; and (iv) issuances of Class A Common Stock pursuant to Diehl's Contingent Stock Right) without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). DLJ may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these Lock-up Agreements.

  As of the date of this Prospectus, options to purchase a total of 648,000 shares of Class A Common Stock pursuant to the EIP were outstanding with a weighted average exercise price of $7.643 per share; an additional 124,700 shares of Class A Common Stock were available for future awards under the EIP. As of the date of this Prospectus, options to purchase an additional 17,997 shares of Class A Common Stock under the 73 Plan were outstanding with a weighted average exercise price of $12.588 per share. As of August 31, 1996, 505,923 shares of Class A Common Stock and 218,807 shares of Class B Common Stock were held by the ESOP and the SARP for distribution to employees of the Company upon their termination of employment in accordance with the terms thereof. Holders of outstanding options to acquire 129,332 shares of Common Stock will be subject to restrictions on resale for 180 days following the date of this Prospectus pursuant to the Lock-up Agreements. In addition, certain executive officers of the Company to whom 7,551 shares of Common Stock currently held pursuant to the ESOP and the SARP may be distributed upon termination of employment, will enter into Lock-up Agreements restricting resales of any such shares of Common Stock for 180 days following the date of this Prospectus. The Company has filed registration statements on Form S-8 pursuant to which shares issued upon the exercise of all outstanding options to purchase Common Stock and shares issued as awards of restricted stock are freely tradeable (subject to compliance with Rule 144 for affiliates), and shares distributable to employees from the ESOP and the SARP upon their termination of employment are also freely tradeable (subject to compliance with Rule 144 for affiliates).

  No predictions can be made as to the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Class A Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Class A Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors-- Shares Eligible for Future Sale."

                    CERTAIN UNITED STATES TAX CONSEQUENCES
                         TO NON-UNITED STATES HOLDERS

  The following is a general summary of certain United States federal income and estate tax consequences expected to result under current law from the purchase, ownership, sale or other taxable disposition of the Class A Common Stock by a "Non-United States Holder." For the purpose of this summary, a "Non-United States Holder" is any person or entity that is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a non-resident fiduciary of a foreign estate or trust as such terms are defined in the Internal Revenue Code of 1986 as amended and in effect (the "Code"). This summary does not deal with all aspects of United States federal income and estate taxation that may be relevant to Non-United States Holders in light of their personal circumstances and does not address foreign, state and local tax consequences. Furthermore, this summary is based on current provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. Prospective foreign investors are urged to consult their tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of purchasing, owning and disposing of Class A Common Stock.

DIVIDENDS

  The Company does not expect to pay dividends on its Class A Common Stock in the forseeable future. See "Dividend Policy." Dividends paid to a Non-United States Holder of Class A Common Stock that are not effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States will be subject to United States federal income tax, which generally will be withheld at a rate of 30% of the gross amount of the dividend unless the rate is reduced by an applicable income tax treaty. Under current United States Treasury regulations, dividends paid to an address in a country other than the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under proposed United States Treasury regulations not currently in effect, a Non-United States Holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. Dividends paid to a Non-United States Holder of Class A Common Stock that are effectively connected with a United States trade or business conducted by such Non-United States Holder are taxed at the graduated rates applicable to United States citizens, resident aliens and domestic corporations, and are not subject to withholding tax if the Non-United States Holder gives an appropriate statement to the Company or its paying agent in advance of the dividend payment.

  In addition to the graduated tax described above, effectively connected dividends received by a Non-United States Holder that is a corporation may also be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

DISPOSITION OF CLASS A COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax or withholding on any gain recognized upon the sale or other disposition of Class A Common Stock unless: (i) such gain is effectively connected with the conduct in the United States of a trade or business of the Non-United States Holder, or if a tax treaty applies, the gain is attributable to a United States permanent establishment (in either case, the branch profits tax also may apply if the Non-United States Holder is a corporation); (ii) in the case of Non-United States Holders who are non-resident alien individuals and hold the Class A Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of disposition and either (a) the individual has a "tax home" in the United States for United States federal income tax purposes or (b) the gain is attributable to an office or other fixed place of business of the individual in the United States; (iii) the Class A Common Stock constitutes a United States real property interest by reason of the Company's status as a "United States real property holding corporation" ("USRPHC") for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-United States Holder's holding period for such Class A Common Stock; or (iv) the Non-United States Holder is an individual who is a former citizen of the United States who lost such citizenship within the preceding ten-year period (or former long-term permanent resident of the United States who relinquished U.S. residency on or after February 6, 1995) whose loss of citizenship or permanent residency status had as one of its principal purposes the avoidance of United States tax. If a Non-United States Holder falls under clause (i), (iii) or (iv) above, the holder will be taxed on the net gain derived from the sale under the graduated United States federal income tax rates that are applicable to United States citizens, resident aliens and domestic corporations as the case may be and may be subject to withholding under certain circumstances (and, with respect to corporate Non-United States Holders, may also be subject to the branch profits tax described above.) If an individual Non-United States Holder falls under clause (ii) above, the holder generally will be subject to United States federal income tax at a rate of 30% on the gain derived from the sale and may be subject to withholding under certain circumstances. In the case of an individual Non-United States Holder to whom (iii) applies, a tax rate no lower than the graduated rates used for alternative minimum tax purposes will be imposed on the Non-United States Holder's net gains recognized from the disposition of United States real property interests for the taxable year.

  The Company does not expect that it will become a USRPHC for federal income tax purposes. The Company will qualify as a USRPHC if the fair market value of its United States real property interests equals 50 percent or more of the aggregate fair market value of the Company's worldwide real property interests and any other assets of the Company used or held for use in a trade or business. If the Class A Common Stock is regularly traded on an established securities market (the Class A Common Stock is listed on the New York Stock Exchange), however, it will be treated as a United States real property interest only in the case of a Non-United States Holder who owns 5 percent or more of the value of the outstanding Class A Common Stock during the five-year period preceding the holder's disposition of such Class A Common Stock or, if shorter, the Non-United States Holder's holding period for such Class A Common Stock. Generally, if the Company constitutes a USRPHC, gain realized from the disposition of Class A Common Stock by a Non-United States Holder will be subject to United States withholding tax equal to 10 percent of the amount realized on the sale. However, gain realized by a Non-United States Holder will not be subject to withholding so long as during the calendar year in which the disposition occurs the Class A Common Stock of the Company is regularly traded on an established securities market.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  In the event the Company decides, contrary to its present intent, to pay dividends with respect to its Class A Common Stock, then, generally, the Company must report annually to the United States Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. See "Dividend Policy." A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the United States Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence. These information-reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty or because the dividends were effectively connected with a United States trade or business.

  Dividends paid to a Non-United States Holder that are subject to the 30% or reduced treaty rate of withholding tax previously discussed will be exempt from United States backup withholding tax. Otherwise, backup withholding of United States federal income tax at a rate of 31% may apply to dividends paid to Non-United States Holders that are not "exempt recipients" and that fail to provide certain information regarding their foreign status in the manner required by the Code and applicable United States Treasury Department regulations.

  Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States through an office outside the United States of a broker that is (a) a United States person, (b) a controlled foreign corporation for United States federal income tax purposes or (c) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period during which the foreign broker had been in existence) was effectively connected with the conduct of a United States trade or business, unless such broker has documentary evidence in its files of the owner's foreign status and has no actual knowledge to the contrary. The payment of the proceeds of the disposition of Class A Common Stock to or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-United States status in accordance with applicable certification procedures or otherwise establishes an exemption.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the United States Internal Revenue Service.

  These withholding, backup withholding and information reporting rules are under review by the United States Treasury, and their application to the Class A Common Stock could be changed prospectively by future regulations. On April 15, 1996, the IRS issued proposed Treasury Regulations concerning the withholding of tax and reporting for certain amounts paid to non-resident individuals and foreign corporations. The proposed regulations would, among other changes, eliminate the presumption under current regulations with respect to dividends paid to addresses outside the United States. See "Dividends." The proposed Treasury Regulations, if adopted in their present form, would be effective for payments made after December 31, 1997. Prospective purchasers of Class A Common Stock should consult their tax advisors concerning the potential adoption of such Treasury Regulations and the potential effect on the Class A Common Stock.

FEDERAL ESTATE TAXES

  An individual Non-United States Holder who owns, or is treated as owning, Class A Common Stock at the time of his or her death or has made certain lifetime transfers of an interest in Class A Common Stock will be required to include the value of such Class A Common Stock in his gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Estates of non-resident aliens are generally allowed a statutory credit which generally has the effect of offsetting the United States federal estate tax imposed on the first $60,000 of the taxable estate.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, dated the date of this Prospectus (the "Underwriting Agreement"), among the Company, the Selling Stockholders and DLJ and CS First Boston Corporation, as representatives (the "Representatives") of the several Underwriters (collectively, the "Underwriters"), the Underwriters have severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Class A Common Stock set forth in the table below:

                            UNDERWRITER                        NUMBER OF SHARES
     Donaldson, Lufkin & Jenrette Securities Corporation......
     CS First Boston Corporation..............................
                                                                  ---------
       Total..................................................    7,286,000
                                                                  =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of the Class A Common Stock offered hereby (other than the shares of the Class A Common Stock covered by the over-allotment option described below) if any are taken.

  The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the Class A Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the
Underwriters) at such price less a concession not to exceed $   per share. The
Underwriters may allow, and such dealers may reallow, a concession not to
exceed $   per share to any other Underwriter and certain other dealers. After the initial public offering of the Class A Common Stock, the offering price and other selling terms may be changed by the Underwriters.

  The Company and Finmeccanica have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,092,900 additional shares of Class A Common Stock solely to cover over-allotments at the public offering price set forth on the cover page of this Prospectus less underwriting discounts and commissions. The Underwriters may exercise such option from time to time solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares offered in the Offering.

  The Underwriting Agreement also provides that the Company and the Selling Stockholders will indemnify the Underwriters and their controlling persons against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

  No document issued in connection with the Offering may be passed on to any person in the United Kingdom unless that person is of a kind described in
Article 9(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1988. In addition, each Underwriter has informed the Company that: (i) it is not carrying on an investment business in the United Kingdom in contravention of Section 3 of the Financial Services Act 1986 (the "UKFSA"); (ii) it has not offered or sold, and it will not offer or sell, in the United Kingdom, by means of this Prospectus, any amendment or supplement hereto or any other document, any of the shares of Class A Common Stock offered hereby other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except in circumstances that do not constitute an offer to the public within the meaning of the Companies Act of 1985 of Great Britain); (iii) subject to Part V of the UKFSA, it will not issue or cause to be issued in the United Kingdom any advertisement offering the shares of Class A Common Stock offered hereby which is a primary or secondary offer within the meaning of the UKFSA except in compliance with the provisions applicable under the UKFSA; (iv) it has not issued or caused to be issued and it will not issue or cause to be issued in the United Kingdom any investment advertisement within the meaning of the UKFSA relating to the shares of Class A Common Stock offered hereby to any person in the United Kingdom who does not fall within Article 9(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1988; and (v) it has complied and will comply with all applicable provisions of the UKFSA with respect to anything done by it in relation to the shares of the Class A Common Stock offered hereby in, from or otherwise involving the United Kingdom.

  No action has been taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of Class A Common Stock offered pursuant to the Offering in any jurisdiction where action for that purpose is required, other than the United States. The distribution of this Prospectus and the offering or sale of Class A Common Stock offered hereby may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the Class A Common Stock may be distributed or published, in or from any jurisdiction, except under circumstances that will result in compliance with applicable rules and regulations of any such jurisdiction. Such restrictions may be set out in applicable Prospectus Supplements. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any applicable restrictions. This Prospectus does not constitute an offer of, or an invitation to subscribe for purchase, any shares of Class A Common Stock and may not be used for the purpose of an offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful.

  The Company and certain officers, directors and stockholders of the Company who beneficially own 1,083,408 shares of Class A Common Stock (including options to acquire 80,000 shares of Common Stock, 1,048 shares of Common Stock held pursuant to the ESOP and the SARP for distribution and 60,200 shares of Common Stock held pursuant to the EIP), have agreed for a period of 180 days after the date of this Prospectus not to issue, register for sale, offer, sell (or contract to sell) or otherwise dispose of any shares of Class A Common Stock (or any security convertible into or exercisable or exchangeable for any shares of Class A Common Stock) or grant any options or warrants to purchase Class A Common Stock (other than: (i) Class A Common Stock sold in the Offering; and in the case of the Company (ii) Class A Common Stock issued upon exercise of options to purchase Class A Common Stock that are issued and outstanding on the date of this Prospectus; (iii) issuances of shares of Class A Comon Stock upon conversions of shares of Class B Common Stock; and (iv) issuances of Class A Common Stock pursuant to Diehl's Contingent Stock Right) without the prior written consent of DLJ.

                                 LEGAL MATTERS

  The validity of the shares of Class A Common Stock offered by the Company hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Howard K. Fuguet, who is a director of the Company, is a partner of Ropes & Gray. Mr. Fuguet owns 1,000 shares of Class A Common Stock. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1995 and for the year ended December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of the Company at December 31, 1994 and December 25, 1993 and for the two years ended December 31, 1994 included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report appearing in this Prospectus, and have been so included in reliance upon such reports of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. The Company has furnished and intends to furnish reports to its stockholders, which will include financial statements audited by its independent accountants, and such other reports as it may determine to furnish or as required by law, including Section 13(a) and 15(d) of the Exchange Act. Reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Class A Common Stock of the Company is listed on the New York Stock Exchange. Reports and other information concerning the Company may be inspected at the National Association of Securities System Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits, schedules and supplements thereto) on Form S-1 under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at Washington, D.C. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission; the address of such site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ANNUAL FINANCIAL STATEMENTS OF THE COMPANY:
Report of Ernst & Young LLP...............................................  F-2
Report of Coopers & Lybrand L.L.P.........................................  F-3
Consolidated Statements of Operations--Years ended December 25, 1993 and
 December 31, 1994 and 1995...............................................  F-4
Consolidated Balance Sheets--December 31, 1994 and 1995...................  F-5
Consolidated Statements of Cash Flows--Years ended December 25, 1993 and
 December 31, 1994 and 1995...............................................  F-6
Consolidated Statements of Shareowners' Equity--Years ended December 25,
 1993 and
 December 31, 1994 and 1995...............................................  F-7
Notes to Consolidated Financial Statements................................  F-8
UNAUDITED INTERIM FINANCIAL STATEMENTS OF THE COMPANY:
Consolidated Statements of Operations--Quarters ended June 30, 1995 and
 1996..................................................................... F-23
Consolidated Statements of Operations--Six Months ended June 30, 1995 and
 1996..................................................................... F-23
Consolidated Balance Sheets--June 30, 1995 and 1996....................... F-24
Consolidated Statements of Cash Flows--Six Months ended June 30, 1995 and
 1996..................................................................... F-25
Notes to Interim Consolidated Financial Statements........................ F-26

                        REPORT OF INDEPENDENT AUDITORS

To the Shareowners and Directors of Brown & Sharpe Manufacturing Company:

  We have audited the accompanying consolidated balance sheet of Brown & Sharpe Manufacturing Company as of December 31, 1995, and the related consolidated statements of operations, shareowners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown & Sharpe Manufacturing Company at December 31, 1995, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Providence, Rhode Island
February 14, 1996, except as to
Note 8, as to which the date
is August 27, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowners and Directors of Brown & Sharpe Manufacturing Company:

  We have audited the accompanying consolidated balance sheet of Brown & Sharpe Manufacturing Company as of December 31, 1994 and the related consolidated statements of operations, shareowners' equity, and cash flows for the years ended December 25, 1993 and December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown & Sharpe Manufacturing Company as of December 31, 1994, and the consolidated results of its operations and its cash flows for the years ended December 25, 1993 and December 31, 1994, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Boston, Massachusetts
March 29, 1995

                      BROWN & SHARPE MANUFACTURING COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

      FOR THE YEARS ENDED DECEMBER 25, 1993 AND DECEMBER 31, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    1993      1994      1995
Net sales........................................ $159,518  $209,369  $328,031
Cost of goods sold...............................  110,841   142,776   221,729
Selling, general and administrative expense......   48,073    68,473    94,902
Restructuring expense............................      --      4,169       336
                                                  --------  --------  --------
  Operating profit (loss)........................      604    (6,049)   11,064
Interest expense.................................    5,100     6,575     9,129
Other income, net................................    2,880       689       688
                                                  --------  --------  --------
  Income (loss) before income taxes..............   (1,616)  (11,935)    2,623
Income tax provision.............................      800     2,400       697
                                                  --------  --------  --------
  Net income (loss).............................. $ (2,416) $(14,335) $  1,926
                                                  ========  ========  ========
Primary and fully diluted income (loss) per
 common share.................................... $  (0.49) $  (2.37) $   0.22
                                                  ========  ========  ========



    The accompanying notes are an integral part of the financial statements.

                      BROWN & SHARPE MANUFACTURING COMPANY

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              1994      1995
                          ASSETS
Current assets:
  Cash and cash equivalents................................ $  6,676  $  6,262
  Accounts receivable, net of allowances for doubtful
   accounts of $3,103 and $3,030...........................  108,234   113,579
  Inventories..............................................   88,639    88,558
  Deferred income taxes....................................    2,000     3,322
  Prepaid expenses and other current assets................    5,981     5,436
                                                            --------  --------
    Total current assets...................................  211,530   217,157
Property, plant and equipment:
  Land.....................................................    6,858     7,141
  Buildings and improvements...............................   33,124    37,447
  Machinery and equipment..................................   85,583    95,482
                                                            --------  --------
                                                             125,565   140,070
Less-accumulated depreciation..............................   80,210    87,183
                                                            --------  --------
                                                              45,355    52,887
Goodwill, net..............................................    1,875    11,529
Other assets...............................................   13,514    13,827
                                                            --------  --------
                                                            $272,274  $295,400
                                                            ========  ========
            LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
  Notes payable and current installments of long-term
   debt.................................................... $ 22,398  $ 45,229
  Accounts payable.........................................   36,896    44,936
  Accrued expenses and income taxes........................   49,353    39,423
                                                            --------  --------
    Total current liabilities..............................  108,647   129,588
Long-term debt.............................................   70,215    56,839
Other long-term liabilities................................      --      6,310
Deferred income taxes......................................    1,737     2,765
Unfunded accrued pension cost..............................    5,035     5,823
Termination indemnities....................................    7,715     8,218
Shareowners' Equity:
  Preferred stock, $1 par value; authorized 1,000,000
   shares; none issued.....................................      --        --
Common stock:
  Class A, par value $1; authorized 15,000,000 shares;
   issued 8,122,086 shares in 1994 and 8,195,795 in 1995...    8,122     8,196
  Class B, par value $1; authorized 2,000,000 shares;
   issued 534,821 shares in 1994 and 522,575 in 1995.......      535       523
  Additional paid-in capital...............................   66,412    66,863
  (Deficit) earnings employed in the business..............   (9,958)   (8,032)
  Cumulative foreign currency translation adjustment.......   14,530    18,926
Treasury stock; 7,492 shares in 1994 and 23,592 shares in
 1995, at cost.............................................     (151)     (270)
Unearned compensation......................................     (565)     (349)
                                                            --------  --------
    Total shareowners' equity..............................   78,925    85,857
                                                            --------  --------
                                                            $272,274  $295,400
                                                            ========  ========

    The accompanying notes are an integral part of the financial statements.

                      BROWN & SHARPE MANUFACTURING COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

      FOR THE YEARS ENDED DECEMBER 25, 1993 AND DECEMBER 31, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

                                                     1993      1994      1995
CASH PROVIDED BY (USED IN) OPERATIONS:
Net Income (Loss).................................. $(2,416) $(14,335) $  1,926
Adjustment for Noncash Items:
  Depreciation and amortization....................   6,355     6,743    11,010
  Pension credits and charges......................     269       212     1,369
  Deferred income taxes............................     500    (1,900)      376
  Gain on sale of operations.......................  (2,182)      --        --
  Termination indemnities..........................     --        --        331
  Deferred compensation............................      55       213       216
Changes in Working Capital:
  Accounts receivable..............................  (8,204)  (15,912)   (4,324)
  Inventories......................................     957     7,103    (7,389)
  Prepaid expenses and other current assets........     323     1,001     1,208
  Accounts payable and accrued expenses............  (1,455)    6,693    (4,798)
                                                    -------  --------  --------
    Net Cash (Used in) Operations..................  (5,798)  (10,182)      (75)
                                                    -------  --------  --------
INVESTMENT TRANSACTIONS:
Capital expenditures...............................  (4,399)  ( 8,929)  (12,054)
Proceeds from dispositions.........................     599     3,456     2,096
Proceeds from sale of operations...................   8,700       --        --
Cash equivalent pledged............................  (6,078)    6,078       --
Other investing activities.........................    (563)   (1,988)     (445)
                                                    -------  --------  --------
    Net Cash (Used in) Investment Transactions.....  (1,741)   (1,383)  (10,403)
                                                    -------  --------  --------
FINANCING TRANSACTIONS:
Increase (decrease) in short-term debt.............   5,810   (16,420)   10,915
Proceeds from issuance of long-term debt...........     --     33,500       --
Principal payments of long-term debt...............  (1,000)   (1,661)   (3,444)
Other financing transactions.......................     --        353      (600)
                                                    -------  --------  --------
    Net Cash Provided by Financing Transactions....   4,810    15,772     6,871
                                                    -------  --------  --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH............     183       375     3,193
                                                    -------  --------  --------
CASH AND CASH EQUIVALENTS:
Increase (decrease) during the year................  (2,546)    4,582      (414)
Beginning balance..................................   4,640     2,094     6,676
                                                    -------  --------  --------
Ending balance..................................... $ 2,094  $  6,676  $  6,262
                                                    =======  ========  ========
SUPPLEMENTARY CASH FLOW INFORMATION:
Interest paid...................................... $ 4,942  $  6,223  $  8,004
                                                    =======  ========  ========
Taxes paid......................................... $ 1,158  $  1,496  $  2,598
                                                    =======  ========  ========

    The accompanying notes are an integral part of the financial statements.

                      BROWN & SHARPE MANUFACTURING COMPANY

                 CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

      FOR THE YEARS ENDED DECEMBER 25, 1993 AND DECEMBER 31, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

                                           (DEFICIT)  CUMULATIVE
                         COMMON            EARNINGS     FOREIGN
                         STOCK  ADDITIONAL EMPLOYED    CURRENCY
                         $1 PAR  PAID-IN    IN THE    TRANSLATION TREASURY   UNEARNED
                         VALUE   CAPITAL   BUSINESS   ADJUSTMENT   STOCK   COMPENSATION
Balance December 26,
 1992................... $4,979  $45,710   $  6,894     $10,260    $(336)     $(833)
Net Loss................    --       --      (2,416)        --       --         --
Treasury Stock
 Transactions...........    --       --        (101)        --        12        --
Restricted Stock
 Awards.................      1      --         --          --       161         55
Foreign currency
 translation
 adjustment.............    --       --         --         (866)     --         --
                         ------  -------   --------     -------    -----      -----
Balance December 25,
 1993...................  4,980   45,710      4,377       9,394     (163)      (778)
                         ------  -------   --------     -------    -----      -----
Net Loss................    --       --     (14,335)        --       --         --
Acquisitions............  3,625   20,413        --          --       --         --
Treasury Stock
 Transactions...........    --       --         --          --        12        --
Restricted Stock
 Awards.................     10       (8)       --          --       --         213
ESOP Contribution.......     42      297        --          --       --         --
Foreign currency
 translation
 adjustment.............    --       --         --        5,136      --         --
                         ------  -------   --------     -------    -----      -----
Balance December 31,
 1994...................  8,657   66,412     (9,958)     14,530     (151)      (565)
                         ------  -------   --------     -------    -----      -----
Net Income..............    --       --       1,926         --       --         --
Treasury Stock
 Transactions...........    --       --         --          --      (119)       --
Restricted Stock
 Awards.................    --       153        --          --       --         216
ESOP Contribution.......     62      298        --          --       --         --
Foreign currency
 translation
 adjustment.............    --       --         --        4,396      --         --
                         ------  -------   --------     -------    -----      -----
Balance December 31,
 1995................... $8,719  $66,863   $ (8,032)    $18,926    $(270)     $(349)
                         ======  =======   ========     =======    =====      =====


    The accompanying notes are an integral part of the financial statements.

                     BROWN & SHARPE MANUFACTURING COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

  Brown & Sharpe Manufacturing Company is a multinational manufacturer of metrology products, which include manual and computer-controlled, high precision machines; mechanical and electronic measuring and inspection tools; and specialty products and systems. The principal markets for its products are North America, Europe, Asia, South America and the Middle East. The primary end user markets for its products are the automotive, aerospace, industrial machinery, electronics and computer industries.

BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of the Company and all subsidiaries. Intercompany transactions have been eliminated from the consolidated financial statements. Investments in 20% to 50% part-owned affiliates are accounted for on the equity method.

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's fiscal year ended on the last day of the calendar year in 1995 and 1994 and the last Saturday in December 1993. Results for 1995 and 1993 include 52 weeks, while 1994 had 53 weeks.

INVENTORY VALUATION

  Inventories are stated at the lower of cost or market. Cost is determined on a last-in, first-out (LIFO) basis for all domestic inventories in 1995 (40% of cost in 1994) and principally on a first-in, first-out (FIFO) basis for inventories outside the United States. Provision is made to reduce slow-moving and obsolete inventories to net realizable values. Current FIFO cost exceeds the LIFO value of inventories by approximately $12,473 and $12,293 at December 31, 1994 and 1995, respectively. Year-end inventories valued under the LIFO method were $7,231 in 1994 and $16,081 in 1995. During 1993 and 1994,
quantities for certain segments of the LIFO inventories were reduced. The reductions resulted in liquidation of LIFO quantities carried at lower costs prevailing in prior years compared with the cost of current purchases, the effect of which decreased net loss by $749 ($0.15 per share) and $631 ($0.10 per share) in 1993 and 1994, respectively.

  The composition of inventory at year-end was as follows:

                                                              1994    1995
   Parts, raw materials and supplies........................ $42,665 $39,857
   Work in progress.........................................  17,069  15,906
   Finished goods...........................................  28,905  32,795
                                                             ------- -------
                                                             $88,639 $88,558
                                                             ======= =======

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are carried at cost and are being depreciated principally on a straight-line basis over the estimated useful lives of the assets which generally range from 20 to 40 years for buildings and improvements and from 3 to 12 years for machinery and equipment. Depreciation expense was $5,862, $6,442,

                     BROWN & SHARPE MANUFACTURING COMPANY
and $8,980 in 1993, 1994, and 1995, respectively. Repair and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in income. At December 31, 1995, land and buildings with a book value of $19,973 were pledged as collateral for mortgage loans of $26,800.

GOODWILL

  Goodwill, which is net of accumulated amortization of $154 in 1994 and $771 in 1995, is being amortized on a straight-line basis over periods ranging from 7 to 20 years.

OTHER ASSETS

                                                                  1994    1995
   Prepaid pension.............................................. $ 5,106 $ 4,673
   Equity investments...........................................   1,956   2,492
   Other........................................................   6,452   6,662
                                                                 ------- -------
                                                                 $13,514 $13,827
                                                                 ======= =======

REVENUE RECOGNITION

  The Company records revenue upon shipment other than for long-term contracts, upon rendering of service for installation and training, and ratably over the contract period for service contracts. Sales under long-term contracts are recorded using the percentage of completion method, wherein costs and estimated gross margin are recorded as sales during the period the work is being performed. Estimated gross margin is based on the total contract sales value and the most recent estimate of total costs. When the current contract estimate indicates a loss, a provision is made for the total anticipated loss.

FOREIGN CURRENCY

  Assets and liabilities of those subsidiaries located outside the United States whose cash flows are primarily in local currencies are translated at year-end exchange rates, and income and expense items are translated at average monthly rates. Translation gains and losses are accounted for in a separate shareowners' equity account "cumulative foreign currency translation adjustment."

  There were no forward exchange contracts outstanding at December 31, 1994 and 1995. Transaction gains were recorded in 1993, 1994, and 1995 of $157, $1,064, and $601, respectively. Transaction gains in 1995 includes an adjustment, which increased the gain, amounting to $640 ($0.07 per share), after taxes, relating to a revaluation of a 1994 foreign denominated liability that was incorrectly recorded at historical, rather than current, foreign exchange rate in the Company's consolidated financial statements issued in prior years. Prior year financial statements were not restated due to the immaterial effect on the previously-issued financial statements.

CREDIT RISK

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the Company's large number of customers and their dispersion across many different industries and countries worldwide. At December 31, 1995, the Company had no significant concentrations of credit risk.

                     BROWN & SHARPE MANUFACTURING COMPANY

STOCK INCENTIVE PLANS

  The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees," and intends to continue to do so.

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

  The Company does not provide postretirement or postemployment benefits as contemplated by SFAS 106 and SFAS 112, respectively, and accordingly these statements have no impact upon the Company's financial position or results of operations.

INCOME TAXES

  The Company provides for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability based approach in accounting for income taxes.

  Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets which are not likely to be realized. Federal income taxes are not provided on the unremitted earnings of foreign subsidiaries since it has been the practice and is the intention of the Company to continue to reinvest these earnings in the business outside the United States.

NET INCOME (LOSS) PER SHARE

  Net income per share is computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during each year, while net loss per share is based only on the weighted average number of shares of common stock. Common stock equivalents are additional shares which may be issued upon the exercise of dilutive stock options using the average market price of the Company's common stock during the year for primary earnings per share and market price at the end of the year for fully diluted earnings per share. Conversion of the convertible subordinated debentures (see
Note 6) was not assumed in the 1995 computation of fully diluted net income
(loss) per share because such conversion was antidilutive. Shares used to compute net income (loss) per share were 4,969,543 in 1993, 6,057,090 in 1994, and 8,772,748 in 1995.

CASH AND CASH EQUIVALENTS

  Cash and cash equivalents are comprised of cash on hand, deposits in banks, and short-term marketable securities with a maturity at acquisition of three months or less.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  The Company has not yet adopted Statement of Financial Accounting Standards
(FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is effective for the Company's 1996 fiscal year. The Company does not anticipate that the Statement will have a material effect on the statement of operations or financial position upon adoption.

RECLASSIFICATIONS

  Prior to 1996, agents' commissions were netted against net sales. Effective January 1, 1996, the Company elected to classify agents' commissions as selling, general and administrative expense. As a result, net sales and selling, general and administrative expense have been adjusted for prior periods. The effect of such reclassification was to increase net sales and selling, general and administrative expense by $2,756, $4,809, and

                     BROWN & SHARPE MANUFACTURING COMPANY

$7,685 for the years ended December 25, 1993 and December 31, 1994 and 1995, respectively. Also effective January 1, 1996, miscellaneous income was reclassified from net sales to other income. The effect of this reclassification was to decrease net sales and increase other income by $273, $440 and $553 for the years ended December 25, 1993 and December 31, 1994 and 1995, respectively. Certain other amounts reported in 1993 and 1994 have been reclassified to conform with the 1995 presentation.

2. ACQUISITIONS

DEA

  Brown & Sharpe Manufacturing Company, together with its subsidiary Brown & Sharpe International Capital Corporation, acquired on September 28, 1994, the stock of DEA S.p.A., an Italian corporation, and its related metrology business from Finmeccanica S.p.A., an Italian corporation, for 3,450,000 shares of Class A Common Stock with a market value amounting to $22,856. In addition, the Company incurred professional accounting, legal, and other costs of $2,301 in conjunction with the acquisition which have been accounted for as part of the purchase price. The acquisition has been accounted for as a purchase. Accordingly, the Company's consolidated balance sheet at October 1, 1994 included the assets and liabilities of DEA S.p.A. and its subsidiaries. The Company's consolidated statements of operations and cash flows includes the results of operation of DEA S.p.A. and its subsidiaries commencing October 2, 1994.

  The DEA purchase agreement provided for a post-closing adjustment to the purchase price based upon the final valuation of the acquired assets and assumed liabilities which occurred in 1995. No such adjustment was made. However, differences in final valuation calculations resulted in a settlement whereby Finmeccanica S.p.A. waived lease payments of approximately $1,000 for a DEA facility leased from Finmeccanica. (See Note 12.)

  Because DEA was acquired late in 1994 and was a complex worldwide operation that required a comprehensive review of asset values and liabilities and a significant part of the study had to take into consideration the integration of DEA into the Measuring Systems Group, the final assessment of asset values, restructuring the manufacturing and marketing organization, and making other necessary changes was not completed until the third quarter of 1995. The determination of the final fair values resulted in adjustments consisting of changes from initially determined values as of September 28, 1994 amounting to an increase in goodwill; property, plant and equipment; deferred income taxes; and other assets amounting to $10,360, $4,142, $1,800, and $1,044, respectively, and a decrease in inventory and accounts receivable amounting to $12,582 and $1,175, respectively. Adjustments to other balance sheet amounts were individually not significant.

  As a result of the adjustments to the preliminary 1994 estimates, net income for 1995 increased approximately $350 ($0.04 per share).

ROCH

  Brown & Sharpe Manufacturing Company through its subsidiary Brown & Sharpe International Capital Corporation purchased, on March 24, 1994, the stock of the French company Ets. Pierre Roch S.A. ("Roch") and its German affiliate, Mauser Prazisions--Messmittel GmbH ("Mauser"). The business is headquartered in Luneville, France which is its sole manufacturing site. The German operation is a sales office. These operations were purchased from Diehl GmbH & Co. of Nurnberg, Germany ("Diehl").

  The purchase price was 175,000 shares of Brown & Sharpe Class A Common Stock, subject to certain post closing adjustments and the right to receive an additional 50,000 shares of such stock in the event the Company's Class A Common Stock attains a market price of $15 or more per share for a total of 30 days or more during any twelve month period within the five years following the purchase. The purchase price was determined through negotiation by the parties subject to adjustment based on specified closing balance sheet changes. The

                     BROWN & SHARPE MANUFACTURING COMPANY
final purchase price adjustment has not yet been made. Negotiations to finalize the amount of the adjustment are expected to be complete by June of 1996.

  The acquisition has been accounted for by the purchase method of accounting, and accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based on an estimate of their fair values at the date of acquisition.

PRO FORMA COMBINED (UNAUDITED)

  The Company's unaudited Pro Forma combined results of operations for the years ended December 25, 1993 and December 31, 1994 assuming the acquisition of DEA and Roch occurred at the beginning of 1993, are as follows:

                                                              1993     1994
   Net sales............................................... $282,225 $277,216
   Net income (loss)....................................... $  8,924 $(11,441)
   Primary and fully diluted net income (loss) per common
    share.................................................. $   1.08 $  (1.89)

3. RESTRUCTURING CHARGES

  Results of operations for 1995 include restructuring charges of $336 ($0.03 per share) compared with 1994 which include charges of $4,169 ($0.69 per share). These charges consist principally of Brown & Sharpe employee severance and Brown & Sharpe sales offices closing costs of $336 and $2,348 for 1994 and 1995, respectively, associated with integrating Brown & Sharpe's existing operations with those of DEA mainly outside the U.S. Other cash costs of integrating DEA were incurred but were accounted for as part of the purchase price accounting of the acquisition. Also, costs of $1,821 were recorded for 1994 severance of 38 employees and property, plant, and equipment and inventory write-offs due to a plant closing in Switzerland arising from the acquisition of Roch, which is discussed in Note 2. Of these costs, $420 was paid in 1994 and $3,202 in 1995. The balance $547 represents non-cash costs.

4. INCOME TAXES

Income (loss) before income taxes consisted of the following:

                                                     1993      1994     1995
   Domestic........................................ $ 1,394  $ (1,338) $(4,850)
   Foreign.........................................  (3,010)  (10,597)   7,473
                                                    -------  --------  -------
     Income (loss) before income taxes............. $(1,616) $(11,935) $ 2,623
                                                    =======  ========  =======

  The following table reconciles the income tax provision (benefit) at the U.S. statutory rate to that in the financial statements:

                                                          1993    1994    1995
   Taxes computed at 34%................................ $ (491) $(4,058) $ 892
   Goodwill amortization................................    --       --     158
   Additional tax on foreign income.....................    --     1,459    113
   Alternative minimum and state taxes..................    200      250     31
   Net operating losses and other losses................  1,091    4,749   (636)
   Other (net)..........................................    --       --     139
                                                         ------  -------  -----
     Income tax provision............................... $  800  $ 2,400  $ 697
                                                         ======  =======  =====

                     BROWN & SHARPE MANUFACTURING COMPANY

  The income tax provision (benefit) consisted of the following:

                                                         1993    1994     1995
   Current:
     Federal........................................... $  500  $ 3,250  $ (996)
     State.............................................    300      250      31
     Foreign...........................................    500      800   1,286
                                                        ------  -------  ------
                                                         1,300    4,300     321
                                                        ------  -------  ------
   Deferred:
     Federal...........................................    --    (1,000)    996
     Foreign...........................................   (500)    (900)   (620)
                                                        ------  -------  ------
                                                          (500)  (1,900)    376
                                                        ------  -------  ------
   Income tax provision................................ $  800  $ 2,400  $  697
                                                        ======  =======  ======

  Provision has not been made for U.S. taxes on $39,000 of cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be permanently reinvested.

  The components of the Company's deferred tax assets and liabilities as of December 31, 1994 and 1995 are as follows:

                                                                 1994    1995
   Deferred tax assets:
     Inventory reserves........................................ $ 2,429 $ 8,553
     Warranty expense..........................................     400     928
     Provision for doubtful accounts...........................     300     226
     Depreciation..............................................   3,044   1,722
     Tax credit and loss carryforwards.........................  37,600  46,293
     Other.....................................................     404   4,827
                                                                ------- -------
       Gross deferred assets...................................  44,177  62,549
   Less valuation allowance....................................  38,100  53,590
                                                                ------- -------
       Deferred tax asset...................................... $ 6,077 $ 8,959
                                                                ======= =======
   Deferred tax liabilities:
     Pension expense........................................... $ 1,542 $ 1,542
     Inventory reserves........................................   1,196   1,665
     Depreciation..............................................   2,752   2,288
     Other.....................................................     324   2,907
                                                                ------- -------
       Deferred tax liability.................................. $ 5,814 $ 8,402
                                                                ======= =======

  A valuation allowance has been established due to the uncertainty of realizing certain tax credit and loss carryforwards and a portion of the other deferred tax assets. The valuation allowance has been increased by $15,490 during 1995. The recognition of any future tax benefits resulting from the elimination of $21,300 of the valuation allowance will reduce any goodwill remaining at the time of such elimination.

  For income tax purposes, the Company has operating loss and capital loss carryforwards of $2,000 and $3,500, respectively, in the U.K. and net operating loss carryforwards of $26,700, $38,500, $5,000, and $22,700, respectively, in Switzerland, Germany, France, and Italy. The Swiss, French, and Italian carryforwards expire between 1996 and 2001. There is no time limit for the U.K. and German carryforwards.

                     BROWN & SHARPE MANUFACTURING COMPANY

  The Company's domestic income tax return for the 1993 fiscal year is under examination by the Internal Revenue Service. The Company believes it has made adequate provision for assessments (if any) which may arise as a result of this audit.

5. SHORT-TERM BORROWINGS

  Outstanding short-term borrowings were $19,193 at December 31, 1994 and $28,061 at December 31, 1995. Substantially all domestic assets of the Company are pledged as collateral. Certain borrowing agreements contain covenants which, among other things, require the Company to maintain certain financial ratios and restricts the payment of dividends.

  Amounts outstanding under Brown & Sharpe's lines of credit, excluding the Facility, are generally payable on demand, and certain of the lines extended to Brown & Sharpe's foreign subsidiaries are secured by other assets. The Facility provides for demand borrowings based on a percentage of eligible domestic accounts receivable and finished and certain other inventory and, is secured by substantially all domestic assets. At December 31, 1995, Brown & Sharpe had borrowings of $28.1 million under all short term lines of credit compared to total availability at that date of $74.1 million under the lines of credit. Certain of the domestic and foreign lines of credit provide availability of borrowing capacity and funds only to the degree of availability of certain kinds of eligible receivables. At December 31, 1995, $17.6 million of the total lines of credit were restricted to foreign eligible receivables and also to certain foreign countries, of which $16.5 million was available for future use.

  No compensating balances were required at December 31, 1994 and 1995. A credit line of $3,261 in the U.K. is collateralized by the assets in that country, and the Company has also guaranteed borrowings up to $776. The weighted average interest rates on short-term borrowings were 7.3% and 7.7% in 1994 and 1995, respectively.

6. LONG-TERM DEBT

  Long-term debt consisted of the following:

                                                                1994    1995
9 1/4% convertible subordinated debentures due December,
 2005......................................................... $15,000 $14,000
Mortgages at rates ranging from 7.75% to 8.75%................  27,619  26,800
Notes payable, due September 28, 1997 with quarterly interest of Libor plus 0.60%..........................................  25,000  25,000
Notes payable, due various dates with interest rates ranging
 from 2.10% to 12.39%.........................................   5,801   8,207
                                                               ------- -------
                                                                73,420  74,007
Less: current installments....................................   3,205  17,168
                                                               ------- -------
  Total long-term debt........................................ $70,215 $56,839
                                                               ======= =======

  The 9 1/4% subordinated debentures are convertible, at the option of the holders, into common shares at $26.25 per share subject to antidilution provisions. The Company, through a sinking fund, is required to provide for retirement of $1,000 in principal amount annually with the final $5,000 payable at maturity. At December 31, 1995, 533,333 shares of Class A Common Stock were reserved for issuance upon conversion of these debentures. Annual maturities of long-term debt are as follows: 1996--$17,168; 1997--$30,888; 1998--$3,359; 1999--$8,493; 2000--$2,351; and $11,748 thereafter. Interest rates on long- term debt average approximately 9% in 1995.

                     BROWN & SHARPE MANUFACTURING COMPANY

  The $25,000 notes payable are guaranteed by Finmeccanica in connection with the acquisition of DEA. In return, the Company's reimbursement obligation is secured by a guarantee by DEA pursuant to an agreement between DEA and Finmeccanica.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company values the financial instruments as required by Statement of Financial Accounting Standards No. 107. The carrying amounts of cash and cash equivalents, short-term debt, and long-term variable-rate debt approximates fair value. The fair value of the Company's 9 1/4% subordinated debentures approximates $14,000 based on the quoted market prices.

8. CONTINGENCIES

  On April 7, 1995, the U.S. Court of Appeals for the District of Columbia Circuit rendered a decision on the second appeal by the International Association of Machinists and Aerospace Workers (the "IAM") of a supplemental decision and order of the National Labor Relations Board ("NLRB") reaffirming an April 1986 decision of the NLRB dismissing reinstated unfair labor practice charges brought against the Company by the IAM in September 1982. These charges arose out of a strike which began at the Company's Rhode Island operations in October 1981. Although the NLRB had previously upheld dismissal of the reinstated unfair labor practice charges, the Appeals Court in its 1995 decision stated that the NLRB failed to articulate and apply a judicially acceptable standard to determine whether certain evidence offered, and characterized by the IAM as being newly discovered, was material and of sufficient nature to justify tolling the statute of limitations so as to permit the filing of the reinstated unfair labor practice charges. Based on the foregoing, the Court vacated the judgment of the NLRB favorable to the Company and remanded the case back to the NLRB for further proceedings to determine these evidentiary issues and their effect on the application of the statute of limitations to the reinstated unfair labor practice charges. On August 16, 1996, the NLRB issued a second supplemental decision and order finding in favor of the Company on the issue presented and dismissed the IAM complaint. Management of the Company and its counsel believe that, should the IAM appeal, an appeal is not likely to be successful and that a finding of liability against the Company in this matter is remote.

  The Company is involved in a lawsuit which arose out of an environmental proceeding in which the United States Environmental Protection Agency ("EPA") identified Brown & Sharpe as a potentially responsible party ("PRP") at a waste disposal site (the "Site") in Rhode Island listed on the EPA's National Priority List for clean-up and future monitoring remedial action under the Superfund legislation. While the Company's proportionate share of the total waste contributed to the Site was minimal in volume and toxicity, the EPA nevertheless issued an Administrative Order against the Company and other PRPs to clean up the Site. Subsequently, the Company was permitted by the EPA to settle its liability at such Site in exchange for releases from the EPA and the State of Rhode Island and contribution protection from claims of any third parties who may have liability at the Site. On January 2, 1991, a group of non-settling major PRPs at the Site brought suit in the Federal District Court in Rhode Island against all of the settling parties, including the Company, to recover a portion of their past and anticipated future costs of performing the clean-up remedy. The Court entered a summary judgment in favor of the Company and other settling parties on October 30, 1992. The non-settling group of major PRP's appealed that ruling and have subsequently brought suit against the EPA seeking to have the settlements of the de minimis settling parties set aside. The Company is vigorously defending this lawsuit and believes that the release and contribution protection obtained from the EPA in connection with settlement of its liability at the Site will ultimately bar the cost-recovery claim.

  On March 1, 1995, the Company received a notice from the State of New York asserting a claim against it, along with a group of approximately ten other companies, to recover costs incurred by the New York State

                     BROWN & SHARPE MANUFACTURING COMPANY

Department of Environmental Conservation to clean up a waste disposal site in Poughkeepsie, NY. The State has alleged that the Company's former subsidiary, Standard Gage Company, Poughkeepsie, NY, which was merged with and into the Company, contributed hazardous waste to the site for disposal and that the Company is a potentially responsible party as the surviving corporation to the merger. The total claim asserted by the State against all parties is approximately $500, and it has expressed a willingness to settle its claim with all PRP's receiving the notice. The Company is continuing to investigate the basis for this claim and estimates that any potential loss it might incur as a result of any involvement or settlement at this site would not be material.

  The Company is also involved in several product liability claims and lawsuits which are incidental to the conduct of its business, the potential liability for which is adequately covered by insurance or reserves established for such contingencies. The Company is contesting or defending these claims and suits and management believes that the ultimate liability, if any, resulting from these matters will not have a material effect on the Company's financial position.

9. INCENTIVE AND RETIREMENT PLANS

STOCK INCENTIVE PLANS

  Under the provisions of the Company's 1989 Equity Incentive Plan (the "EIP"), as amended on May 3, 1995 to increase by 500,000 the number of shares authorized for delivery in connection with awards, a variety of stock and stock based incentive awards, including stock options and restricted and unrestricted stock, are available to be granted to eligible key employees of the Company and its subsidiaries. The EIP permits the granting of stock options which qualify as incentive stock options under the Internal Revenue Code and non-statutory options which do not so qualify. During 1995, there were no awards of restricted stock, and during 1994, a total of 10,000 shares of restricted Class A Common Stock utilizing newly issued shares were made under the EIP. Since the inception of the EIP, 102,300 restricted shares of Class A Common Stock have been awarded net of forfeitures. The awards of restricted stock vest over a five year period with 25% of the award vesting at the end of the 2nd and 3rd years and 50% at the end of the 5th year with the unvested shares being subject to forfeiture if the recipient's employment is terminated. Unearned compensation in the amount of $349 is being amortized to expense over the forfeiture lapsing period for these awards of restricted stock. In 1994 and 1995, options to purchase a total of 145,000 and 528,000 shares, respectively, during ten year periods of Class A Common Stock were granted at exercise prices between $6.50 and $10.75 per share. The options granted in 1995 become exercisable either with respect to 50% of the award after 2 years and 25% after 3 and 4 years from the date of the award or 50% of the award after 2 years and 50% after 3 years from the date of the award. The options granted in 1994 were exercisable at any time after the date of the awards. The exercise price for shares covered by options awarded under the EIP is 100% of the market value on the date such options are granted. The aggregate amount of shares of Class A Common Stock, including options, which may be awarded under the EIP is 875,000 shares and the amount of shares of Class A Common Stock including forfeitures remaining available for issuance under the EIP in connection with future awards is 124,700 shares.

  No further options or other awards may be granted under the Company's Amended 1973 Stock Option Plan (the "73 Plan"). The exercise price for shares of Class A Common Stock covered by outstanding options under the 73 Plan is 100% of the market value on the dates such options were granted. Options granted under the 73 Plan became exercisable one year after the date of grant and expire at the end of ten years. On December 31, 1995, options for 17,997 shares of Class A Common Stock were outstanding and exercisable at prices between $12.94 and $17.86. Option activity under both the EIP and 73 Plan during the past three years is summarized as follows:

                     BROWN & SHARPE MANUFACTURING COMPANY

                                                       SHARES     PRICE RANGE
Outstanding December 26, 1992......................... 145,192  $10.25 - $17.86
  Forfeited or canceled............................... (21,666)  10.78 -  12.13
                                                       -------
Outstanding December 25, 1993......................... 123,526   10.25 -  17.86
  Granted............................................. 145,000    6.50
  Forfeited or canceled............................... (50,529)  12.47 -  13.10
                                                       -------
Outstanding December 31, 1994......................... 217,997    6.50 -  17.86
  Granted............................................. 528,000    6.75 -  10.75
  Forfeited or canceled............................... (80,000)   6.50 -  16.38
                                                       -------
Outstanding December 31, 1995......................... 665,997    6.50 -  17.86
                                                       =======

PROFIT INCENTIVE PLAN

  Under the provisions of the Company's Amended Profit Incentive Plan as originally approved in 1979, awards of cash and supplemental awards of restricted shares of restricted common stock valued at 100% of market on the date of grant vesting ratably over a five year period and subject to forfeiture conditions, could be made as bonuses to certain management employees. Following an amendment of the Plan in 1994, the Plan feature providing for awards of stock was eliminated resulting in the Plan being a cash only bonus Plan. Plan awards provisions under the Plan in the amounts of $601, $310 and $1,157 were made in 1993, 1994, and 1995, respectively, and there were no awards of stock made in 1993, 1994 or 1995.

LONG-TERM DEFERRED CASH INCENTIVE PLAN

  In February 1996, the Board of Directors approved "The Brown & Sharpe Key Employee Long-Term Deferred (unfunded) Cash Incentive Plan" (the "LTDCIP"), which was effective for 1995. The LTDCIP provides for deferred cash payments upon retirement or termination of employment, subject to vesting three years after the end of the year for which it is earned. Annual total plan awards are calculated at 6% of adjusted pretax income and shared by the plan participants (currently eight key executives of the Company) pro rata based on annual salary paid. The 1995 consolidated financial statements contain a provision amounting to $200.

SAVINGS PLANS

  The Company has 401(K) stock bonus and thrift savings plans for U.S. employees, which include retirement income features consisting of employer contributions and employee tax deferred contributions. Contributions under all plans are invested in professionally managed portfolios and Company stock. The savings plans' expense for 1993, 1994, and 1995 was $705, $793, and $941, respectively.

STOCK OWNERSHIP PLAN

  Under the provisions of the Company's Employee Stock Ownership Plan (ESOP), the Company may make contributions of common stock or cash to purchase common stock from the Company or otherwise, to be held in trust for employees meeting certain eligibility requirements until the employees reach retirement age. The ESOP may also borrow funds to purchase common shares, for which the Company will contribute amounts as necessary to pay down the indebtedness. ESOP expense was $327 in 1993, $360 in 1994, and $433 in 1995. At December 31,
1995, there were no unallocated shares of Class A Common Stock and Class B Common Stock held in the ESOP as all shares were allocated to participants' accounts.

                     BROWN & SHARPE MANUFACTURING COMPANY

RETIREMENT PLANS

  The Company's subsidiaries have a defined contribution retirement plan covering employees in Switzerland and two defined benefit retirement plans covering employees in the U.K. and Germany, which includes substantially all employees. Retirement plan expense net of pension income for 1993, 1994, and 1995 was $1,223, $1,593, and $1,369, respectively.

  The defined benefit plans which cover employees in the U.K. and Germany, respectively, provide benefits based on years of service and employee compensation. Retirement costs under both plans are compiled based on the projected unit credit actuarial method.

  The U.K. plan's actuarial assumptions used settlement rates of 9.0% at the end of 1994 and 8.0% at the end of 1995, a long-term return on assets of 10.0% in 1993, 8.0% in 1994, and 9.0% in 1995, and annual wage increases of 8.0% at the end of 1994 and 7.0% at the end of 1995. Retirement costs accrued are funded.

  The German plan's actuarial assumptions used a settlement rate of 7.5% and 7.0% at the end of 1994 and 1995 and an annual wage increase of 4.5% at the end of 1994 and 1995. Retirement costs accrued are not funded.

  The following items are the components of net periodic pension income for the U.K. plan for the years ended December 25, 1993 and December 31, 1994 and 1995:

                                                      1993     1994     1995
   Service cost-benefits earned..................... $   664  $   797  $   823
   Interest cost on projected benefit obligations...     743      943    1,263
   Return on plan assets, net.......................  (1,200)   1,007   (3,049)
   Net amortization and deferral....................    (345)  (2,948)     909
                                                     -------  -------  -------
     Net periodic pension income.................... $  (138) $  (201) $   (54)
                                                     =======  =======  =======

  The plan has assets in excess of the accumulated benefit obligations. Plan assets include investments in equity securities, corporate and government debt securities, and cash equivalents. The following table presents a reconciliation of the funded status of the plan at December 31, 1994 and 1995:

                                                              1994      1995
   Vested and accumulated benefit obligation............... $(16,311) $(12,012)
                                                            ========  ========
   Projected benefit obligation............................ $(18,420) $(15,126)
   Plan assets at fair value...............................   31,290    20,726
                                                            --------  --------
   Funded status...........................................   12,870     5,600
   Unrecognized portion of net assets......................   (7,764)     (927)
                                                            --------  --------
   Prepaid pension......................................... $  5,106  $  4,673
                                                            ========  ========

                     BROWN & SHARPE MANUFACTURING COMPANY

  The following items are the components of net periodic pension cost for the unfunded German plan for the years ended December 25, 1993 and December 31, 1994 and 1995:

                                                         1993  1994     1995
   Service cost-benefits earned......................... $112 $    97  $   107
   Interest cost on projected benefit obligations.......  295     316      372
                                                         ---- -------  -------
   Net periodic pension cost............................ $407 $   413  $   479
                                                         ==== =======  =======
   Vested and accumulated benefit obligation............      $(3,330) $(4,700)
                                                              =======  =======
   Projected benefit obligation.........................      $(4,617) $(5,519)
   Unrecognized net gain................................         (418)    (304)
                                                              -------  -------
   Unfunded accrued pension cost........................      $(5,035) $(5,823)
                                                              =======  =======

10. RESEARCH AND DEVELOPMENT EXPENSE

  Research and development expense was $4,855, $5,694, and $10,762 in 1993, 1994, and 1995, respectively.

11. OTHER INCOME AND EXPENSE

Other income (expense), net includes:

                                                               1993  1994  1995
   Interest income........................................... $  266 $468  $540
   Gain (loss) on sale of fixed assets.......................     44 (284)  (90)
   Gain on sale of operations................................  2,182  --    --
   Other income..............................................    388  505   238
                                                              ------ ----  ----
                                                              $2,880 $689  $688
                                                              ====== ====  ====

12. RENTAL EXPENSE AND LEASE COMMITMENTS

  At December 31, 1995, the Company was obligated under operating leases expiring on various dates. Rental expense was $3,845, $4,157, and $9,767, in 1993, 1994, and 1995, respectively. Annual rental commitments under noncancelable leases pertaining principally to buildings and equipment at December 31, 1995 are $6,919, $3,706, $2,200, $1,028, and $858 for the years
1996 through 2000, and aggregate to $4,391 for all years subsequent to 2000.

  In addition, DEA is the lessee under a lease agreement with the Elsag Bailey Division of Finmeccanica with respect to its principal headquarters facility located in Moncalieri, Italy. The lease expires on December 31, 1997, and the annual rental amount under such lease is approximately $861. (See Note 2.) Expenditures under this lease after DEA's scheduled vacating of the facility in September 1996 has been waived by Finmeccanica as part of the purchase price adjustment settlement.

                     BROWN & SHARPE MANUFACTURING COMPANY

13. FINANCIAL INFORMATION BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

 SEGMENT INFORMATION

  The Company operates exclusively in the Metrology Business. See Note 1 for a further description of the Company's business. European sales to unaffiliated customers are defined as sales of products that are primarily assembled in a foreign country.

                                                     1993      1994      1995
                                                     (DOLLARS IN THOUSANDS)
   GEOGRAPHIC AREA:
   Sales to Unaffiliated Customers From:
     United States................................ $ 80,857  $ 93,061  $128,482
     Europe.......................................   78,661   116,308   199,549
                                                   --------  --------  --------
                                                   $159,518  $209,369  $328,031
                                                   ========  ========  ========
   Transfers Between Geographic Areas:
     United States................................ $  4,040  $  3,144  $  3,870
     Europe.......................................   12,365    19,288    33,713
                                                   --------  --------  --------
                                                   $ 16,405  $ 22,432  $ 37,583
                                                   ========  ========  ========
   Operating Profit (Loss):
     United States................................ $  5,151  $  1,303  $    492
     Europe.......................................   (4,547)   (7,352)   10,572
                                                   --------  --------  --------
                                                   $    604  $ (6,049) $ 11,064
                                                   ========  ========  ========
   Identifiable Assets:
     United States................................ $ 39,521  $ 74,252  $ 77,726
     Europe.......................................  118,178   191,346   211,412
     Corporate....................................    8,172     6,676     6,262
                                                   --------  --------  --------
                                                   $165,871  $272,274  $295,400
                                                   ========  ========  ========

14. COMMON STOCK

  Both classes of common stock have equal rights upon liquidation. Class A Common Stock may not receive less cash dividends per share than Class B Common Stock, nor may such dividends be less frequent. The Class A Common Stock has one vote per share. Except as otherwise provided by law, the Class B Common Stock has ten votes per share, and the Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis, and can be transferred in Class B form only to specified transferees, generally members of a shareowner's family and certain others affiliated with a shareowner. During 1994 and 1995, 12,783 shares and 12,246 shares, respectively, were converted from Class B Common Stock to Class A Common Stock.

  During 1995, 16,100 shares were put into the treasury from a forfeiture of restricted stock award. In 1994, 584 treasury shares were issued to a former director as a final payment under a Directors' deferred compensation plan.

15. PREFERRED STOCK PURCHASE RIGHTS

  On March 23, 1988, the Company distributed a dividend of one purchase right for each outstanding share of Common Stock. Until the occurrence of specified events, the rights are represented by the associated common stock certificates. Following the distribution of the Class B Common Stock on June 10, 1988, and until the

                     BROWN & SHARPE MANUFACTURING COMPANY
occurrence of specified events, each certificate representing a share of Class A Common Stock or Class B Common Stock also represents three-quarters of a right. Each right entitles the shareowner to buy from the Company one-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $55 per right. The rights become exercisable ten days after a party acquires 20% of the Company's Common Stock. The rights, which are subject to adjustment, may be redeemed by the Company at a price of $0.03 per right at any time prior to the fifteenth day after a person acquires 20% of the Company's Common Stock. The rights expire on March 23, 1998.

  In the event the Company is involved in certain business combination transactions with a 20% shareowner, each right will entitle its holder (other than a 20% shareowner) to purchase, at the right's then exercise price, an equity interest in the acquiring person having a market value of two times the exercise price. In the event a 20% shareholder engages in certain other transactions with the Company or any person becomes a 20% shareowner, each right will entitle its holder (other than a 20% shareowner) to purchase, at the right's then exercise price, shares of Class A Common Stock having a market value of two times the exercise price.

  Prior to the DEA acquisition and entering into the Shareholders Agreement between the Company and Finmeccanica, the Company amended the Rights Agreement between it and the First National Bank of Boston dated March 9, 1988 pursuant to authority reserved in such agreement to exclude Finmeccanica from the definition of an "Acquiring Person" under the Rights Agreement so long as it does not own shares of Class A Common Stock other than those acquired in connection with the DEA acquisition and as provided in the Shareholders Agreement.

16. COMMITMENT

  At December 31, 1995, the Company had entered into a commitment to construct a building in Telford, England. This building, which is to be completed in 1996, will increase the capacity of its Custom Metrology Division. The building is estimated to cost approximately $3,800.

17. QUARTERLY DATA (UNAUDITED)

                                                       1994
                                        --------------------------------------
                                        1ST QTR.  2ND QTR.  3RD QTR.  4TH QTR.
   Net sales........................... $37,140   $43,717   $40,864   $87,648
   Gross profit........................  11,200    14,320    12,254    28,819
   Net income (loss)...................  (2,874)   (1,368)   (4,615)   (5,478)
   Earnings (loss) per common share.... $ (0.57)  $ (0.26)  $ (0.86)  $ (0.63)

                                                       1995
                                        --------------------------------------
                                        1ST QTR.  2ND QTR.  3RD QTR.  4TH QTR.

   Net sales........................... $75,868   $82,481   $78,571   $91,111
   Gross profit........................  24,957    25,218    24,308    31,819
   Net income (loss)...................  (1,455)    1,045       220     2,116
   Earnings (loss) per common share.... $ (0.17)  $  0.12   $  0.03   $  0.24

  In 1994, the Company changed its method of accounting from the completed contract method to the percentage-of-completion accounting method for its large machinery construction contracts for its European operation. The effect of this was that net income for the first quarter of 1994 was increased by $164 ($0.03 per share), net income for the second quarter of 1994 was decreased by $573 ($0.11 per share) and net income in the third quarter of 1994 was increased by $154 ($0.03 per share).

                     BROWN & SHARPE MANUFACTURING COMPANY

  In the second quarter of 1995, the Company increased its inventory valuation reserves which decreased net income $1,300 ($0.15 per share). In the third quarter of 1995, the Company made adjustments to the preliminary 1994 estimates of fair values of the assets and liabilities of DEA S.p.A. for the purpose of purchase price accounting for the DEA acquisition. As a result of these adjustments, net income for the third quarter of 1995 increased by $1,171 ($0.13 per share). The aggregate effect of 1995 year-end adjustments was to increase fourth quarter net income by $940 ($0.11 per share), after taxes, which, primarily, resulted from an adjustment to inventory valuation allowances that were necessary to record inventory at locations outside the United States at FIFO cost. In addition, as discussed in greater detail in
Note 1, the 1995 fourth quarter also includes an adjustment amounting to $640 ($0.07 per share), after taxes, relating to a revaluation of 1994 foreign denominated liabilities.

                      BROWN & SHARPE MANUFACTURING COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                        FOR THE QUARTER    FOR THE SIX MONTHS
                                         ENDED JUNE 30        ENDED JUNE 30
                                      -------------------  --------------------
                                        1995      1996       1995       1996
Net sales............................ $  82,481 $  89,835  $ 158,349  $ 166,113
Cost of sales........................    57,263    62,017    108,174    113,693
Selling, general and administrative
 expense.............................    21,971    23,015     46,580     45,104
Restructuring charges................       117       --         247        --
                                      --------- ---------  ---------  ---------
Operating profit.....................     3,130    4 ,803      3,348      7,316
Interest expense.....................     2,224     2,476      3,948      4,553
Other income (loss), net.............       139       (65)       390        169
                                      --------- ---------  ---------  ---------
Income (loss) before income taxes....     1,045     2,262       (210)     2,932
Income tax provision.................       --        408        200        528
                                      --------- ---------  ---------  ---------
Net income (loss).................... $   1,045 $   1,854  $    (410) $   2,404
                                      ========= =========  =========  =========
Primary and fully diluted income
 (loss) per common share:
Net income (loss) per share.......... $    0.12 $    0.21  $   (0.05) $    0.27
                                      ========= =========  =========  =========
Weighted average shares outstanding
 and common stock equivalents during
 the period.......................... 8,705,241 8,889,803  8,691,487  8,884,156
                                      ========= =========  =========  =========


    The accompanying notes are an integral part of the financial statements.

                      BROWN & SHARPE MANUFACTURING COMPANY

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                    JUNE 30, 1995 JUNE 30, 1996
                                                     (UNAUDITED)   (UNAUDITED)
                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................   $  6,571      $  4,226
  Accounts receivable, net of allowances for
   doubtful accounts of $3,995 and $3,175..........    101,238       114,251
  Inventories......................................     98,950        96,983
  Deferred income taxes, less $38,100 valuation
   allowance.......................................      2,000         3,996
  Prepaid expenses and other current assets........      8,615         5,313
                                                      --------      --------
    Total current assets...........................    217,374       224,769
  Property, plant and equipment:
   Land............................................      7,293         6,892
   Buildings and improvements......................     37,052        42,214
   Machinery and equipment.........................     96,296        91,440
                                                      --------      --------
                                                       140,641       140,546
    Less-accumulated depreciation..................     91,063        86,946
                                                      --------      --------
                                                        49,578        53,600
                                                           --
Goodwill, net......................................        --         11,269
Other assets.......................................     15,001        13,014
                                                      --------      --------
                                                      $281,953      $302,652
                                                      ========      ========
        LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES:
  Notes payable and current installments of long-
   term debt.......................................   $ 41,677      $ 38,539
  Accounts payable.................................     43,552        49,543
  Accrued expenses and income taxes................     42,248        38,842
                                                      --------      --------
    Total current liabilities......................    127,477       126,924
  Long-term debt...................................     59,732        67,973
  Other long-term liabilities......................        --          5,749
  Deferred income taxes............................      1,355         2,765
  Unfunded accrued pension cost....................      5,863         5,703
  Termination indemnities..........................      7,821         8,668
SHAREOWNERS' EQUITY:
  Preferred stock, $1 par value; authorized
   1,000,000 shares................................        --            --
  Common stock:
   Class A, par value $1; authorized 15,000,000
    shares; issued 8,187,412 shares in 1995 and
    8,241,798 shares in 1996.......................      8,187         8,242
   Class B, par value $1; authorized 2,000,000
    shares; issued 530,958 shares in 1995 and
    520,219 shares in 1996.........................        531           520
  Additional paid in capital.......................     66,863        67,248
  Earnings employed in the business................    (10,366)       (5,628)
  Cumulative foreign currency translation
   adjustment......................................     15,217        14,985
  Treasury stock: 23,592 shares in 1995 and 1996 at
   cost............................................       (270)         (270)
  Unearned compensation............................       (457)         (227)
                                                      --------      --------
    Total shareowners' equity......................     79,705        84,870
                                                      --------      --------
                                                      $281,953      $302,652
                                                      ========      ========

    The accompanying notes are an integral part of the financial statements.

                      BROWN & SHARPE MANUFACTURING COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                           FOR THE SIX MONTHS
                                                             ENDED JUNE 30
                                                           -------------------
                                                             1995      1996
CASH PROVIDED BY (USED IN) OPERATIONS:
Net income (loss)......................................... $   (410) $   2,404
Adjustment for Noncash Items:
Depreciation and amortization.............................    4,094      3,962
Deferred income taxes.....................................      --         --
Unfunded pension..........................................      208        218
Deferred compensation.....................................      108        122
Termination indemnities...................................       46        159
Changes in Working Capital:
(Increase) Decrease in accounts receivable................    9,699     (4,908)
Increase in inventories...................................   (4,431)   (11,463)
Increase in prepaid expenses and other current assets.....   (2,424)      (486)
Increase (decrease) in accounts payable and accrued
 expenses.................................................   (3,866)     5,207
                                                           --------  ---------
  Net Cash (Used in) Provided by Operations...............    3,024     (4,785)
                                                           --------  ---------
INVESTMENT TRANSACTIONS:
Capital expenditures......................................   (3,933)    (5,425)
Other investing activities................................      646        356
                                                           --------  ---------
Cash (Used in) Investment Transactions....................   (3,287)    (5,069)
                                                           --------  ---------
FINANCING TRANSACTIONS:
Increase in short-term debt...............................    6,200      4,444
Proceeds from issuance of long-term debt..................      --       2,963
Principal payments of long-term debt......................   (1,222)    (1,593)
Other financing activities................................      395        428
                                                           --------  ---------
Cash Provided by Financing Transactions...................    5,373      6,242
                                                           --------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH...................   (5,215)     1,576
                                                           --------  ---------
CASH AND CASH EQUIVALENTS:
Increase (decrease) during the period.....................     (105)    (2,036)
Beginning balance.........................................    6,676      6,262
                                                           --------  ---------
Ending balance............................................ $  6,571  $   4,226
                                                           ========  =========
SUPPLEMENTARY CASH FLOW INFORMATION:
Interest paid............................................. $  3,811  $   4,158
                                                           ========  =========
Taxes paid................................................ $  1,633  $     262
                                                           ========  =========

    The accompanying notes are an integral part of the financial statements.

                     BROWN & SHARPE MANUFACTURING COMPANY

              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

  1. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the quarter and half year period ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. For further information, refer to the consolidated financial statements and footnotes thereto of Brown & Sharpe included elsewhere in this Prospectus.

  2. Prior to 1996, agents' commissions were netted against net sales. Effective January 1, 1996, the Company elected to classify agents' commissions as selling, general and administrative expense. As a result, net sales and selling, general and administrative expense have been adjusted for prior periods. The effect of such reclassification was to increase net sales and selling, general and administrative expense by $1,613 and $330 for the quarters ended June 30, 1995 and 1996, respectively, and $3,490 and $657 for the six months ended June 30, 1995 and 1996, respectively.

  3. The composition of inventory is as follows:

                                                                 JUNE    JUNE
                                                                  30,     30,
                                                                 1995    1996
      Parts, raw materials, and supplies....................... $42,790 $39,988
      Work in process..........................................  20,644  20,116
      Finished goods...........................................  35,516  36,879
                                                                ------- -------
                                                                $98,950 $96,983
                                                                ======= =======

  4. Income taxes include provisions for federal, foreign and state income taxes and is based on the Company's estimate of effective income tax rates for the full year. The current tax provision for the first half of 1995 and 1996 is $200 and $408, respectively.

  5. Primary and fully diluted earnings per share for the quarter and half year ended June 30, 1996 is based upon the weighted average number of common shares outstanding and common stock equivalents. For the quarter and half year ended June 30, 1995, earnings (loss) per share was based upon the weighted average number of common shares outstanding since inclusion of common stock equivalents would be antidilutive.

  6. On April 7, 1995, the U.S. Court of Appeals for the District of Columbia Circuit rendered a decision on the second appeal by the International Association of Machinists and Aerospace Workers (the "IAM") of a supplemental decision and order of the National Labor Relations Board ("NLRB") reaffirming an April 1986 decision of the NLRB dismissing reinstated unfair labor practice charges brought against the Company by the IAM in September 1982. These charges arose out of a strike which began at the Company's Rhode Island operations in October 1981. Although the NLRB had previously upheld dismissal of the reinstated unfair labor practices charges, the Appeals Court in its 1995 decision stated that the NLRB failed to articulate and apply a judicially acceptable standard to determine whether certain evidence offered and characterized by the Union as being newly discovered was material and of such a nature to justify tolling the statute of limitations so as to permit the filing of the reinstated unfair labor practice charges. The Court vacated the judgment of the NLRB favorable to the Company and remanded the case back to the NLRB for further proceedings to determine these evidentiary issues and their effect on the application of the statute of limitations to the reinstated unfair labor practice charges. On August 16, 1996, the NLRB issued a second supplemental decision and order finding in favor of the Company on the issue presented and dismissed the IAM complaint. Management of the Company and its counsel believe that should the IAM appeal, an appeal is not likely to be successful and that a finding of liability against the Company in this matter is remote.

                     BROWN & SHARPE MANUFACTURING COMPANY

  7. As discussed in Footnote 2 to the Consolidated Financial Statements for the year ended December 31, 1995, the purchase agreement to acquire Ets. Pierre Roch S.A. and Mauser Prazisions-Messmittel GmbH ("Roch") provided for adjustments to the purchase price based on a post-closing final balance sheet and other adjustments. On July 5, 1996, the Company concluded an agreement on these adjustments with Diehl GmbH & Co. ("Diehl"), the seller of Roch, in which Diehl returned 19,000 shares of Brown & Sharpe Class A Common Stock.

 [Photos of the Company's products measuring various manufactured components.]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY, THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
Prospectus Summary.......................................................   3
Risk Factors.............................................................   9
Use of Proceeds..........................................................  14
Market for Class A Common Stock..........................................  14
Dividend Policy..........................................................  15
Capitalization...........................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  25
Management...............................................................  38
Principal and Selling Stockholders.......................................  47
Certain Transactions.....................................................  50
Description of Capital Stock.............................................  52
Shares Eligible for Future Sale..........................................  55
Certain United States Tax Consequences to Non-United States Holders......  57
Underwriting.............................................................  60
Legal Matters............................................................  61
Experts..................................................................  61
Additional Information...................................................  62
Index to Consolidated Financial Statements............................... F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               7,286,000 SHARES

                                    [LOGO]

                             CLASS A COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------



                         DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                                CS FIRST BOSTON



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the New York Stock Exchange listing fee. The Company will pay all expenses in connection with the issuance and distribution of any securities sold by the Selling Stockholders, except for underwriting discounts and commissions and for any fees of counsel selected by any particular Selling Stockholder to act in addition to or in lieu of the counsel for the Selling Stockholders appointed by the Company.

                                                                     ITEM AMOUNT
     SEC Registration Fee...........................................  $ 32,021
     NASD Filing Fee................................................     9,786
     New York Stock Exchange Listing Fee............................    22,150
     Blue Sky Fees and Expenses.....................................    25,000
     Transfer Agent and Registrar Fees..............................     5,500
     Accounting Fees and Expenses...................................   150,000
     Legal Fees and Expenses........................................   270,000
     Printing Expenses..............................................   150,000
     Miscellaneous..................................................     5,500
                                                                      --------
       Total........................................................  $669,957
                                                                      ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Registrant's Certificate of Incorporation provides that the Registrant's directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. The By-Laws provide that the Registrant shall indemnify its directors and officers to the full extent permitted by the laws of the State of Delaware.

  Supplementing the By-law provision on indemnification, the Company has entered into indemnification agreements with each of its directors and certain of its officers indemnifying them, to the extent permitted by Delaware law, against expenses, settlements, judgments and fines incurred in connection with any threatened, pending or completed action, suit, arbitration or proceeding, where the individual's involvement is by reason of the fact that he or she is or was a director or officer or served at the Company's request as a director of another organization. An individual may not be indemnified if he is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except to the extent Delaware law permits broader contractual indemnification. The indemnification agreements provide procedures, presumptions and remedies which substantially strengthen the indemnity rights beyond those provided by the Company's By-laws and by Delaware law.

  The Company maintains liability insurance for its directors and officers. Under this policy, coverage for the Company, its directors and employees includes losses incurred for any errors, misstatements, misleading statements, acts, omissions, neglect or breach of duty committed, attempted or allegedly committed or attempted based upon, arising from, or in consequence of the purchase or sale of, or offer to purchase or sell, any securities issued by the Company. The insurance policy covers losses incurred by a director or employee to the extent that the director or employee is not indemnified by the Company, and also covers losses incurred by the Company relating to indemnification payments made to directors or employees and losses for which the Company becomes legally obligated to pay on account of claims made against it for wrongful acts of its directors or employees in connection with transactions involving the Company's securities.

  Reference is made to the Underwriting Agreement filed as Exhibit 1 hereto which provides for indemnification to directors and certain officers against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Offering.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In the three years preceding the filing of this Registration Statement, the Registrant has issued the following securities which were not registered under the Securities Act:

  The issuance of 3,450,000 shares of Class A Common Stock to Finmeccanica S.p.A. ("Finmeccanica") in connection with the acquisition by the Company and its wholly owned subsidiary, Brown & Sharpe International Capital Corporation, on September 28, 1994 of all the stock of DEA S.p.A., an Italian corporation, and its related metrology business headquartered in Turin, Italy, from Finmeccanica.

  The issuance of 175,000 shares of Class A Common Stock to Diehl GmbH & Co. of Nurnberg, Germany in connection with the acquisition by the Company of the business of Ets. Pierre Roch S.A. in France, and Roch's German affiliate, Mauser Prazisions-Messmittel GmbH. As a result of certain post closing adjustments, Diehl surrendered 19,000 shares of Class A Common Stock to the Company in August 1996.

  The shares described above were issued in reliance on the exemption from registration under Section 4(2) of the Securities Act as a transaction not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  The following is a list of exhibits filed as a part of this registration statement.

  (a) Exhibits

   EXHIBIT
   NUMBER                               DESCRIPTION
     1     Form of Underwriting Agreement.
   3.1     Joint Agreement of Merger between Brown & Sharpe Manufacturing
           Company, incorporated in Rhode Island, and Brown & Sharpe
           Manufacturing Company, the surviving corporation incorporated in
           Delaware, filed as the only Exhibit to Form 8-K for the month of
           January, 1969, and such is hereby incorporated by reference
           (Commission File No. 1-5881).
   3.2     Amendment to Certificate of Incorporation, dated April 27, 1979, filed as Exhibit 13 to Form 10-K for the period ending December 29,
           1979, and such is hereby incorporated by reference (Commission File
           No. 1-5881).
   3.3     Amendment to Certificate of Incorporation, Dated April 25, 1980,
           filed as Exhibit 3.1 to Form 10-Q for the period ending June 28,
           1980, and such is hereby incorporated by reference (Commission File
           No. 1-5881).
   3.4     Amendment to Certificate of Incorporation dated April 24, 1987.
           Exhibit 3.7 was filed as Exhibit 10.4 to Form 10-Q for the period ended June 27, 1987, and such is hereby incorporated by reference
           (Commission File No. 1-5881).
   3.5     Amendment to Certificate of Incorporation dated May 6, 1988 filed as
           Exhibit 1 to Current Report on Form 8-K filed May 9, 1988 and such is hereby incorporated by reference (Commission File No. 1-5881).
   3.6     Certificate of Designation filed as Exhibit A to Exhibit 5 of
           Amendment on Form 8 filed on March 6, 1989, and such is hereby incorporated by reference (Commission File No. 1-5881).

     3.7  Amendment to Certificate of Incorporation dated May 2, 1989. Exhibit
          3.7 was filed as Exhibit 3.7 to the Form 10-K for the year ended
          December 30, 1989 and such is hereby incorporated by reference
          (Commission File No. 1-5881).
     3.8  By-laws of Brown & Sharpe Manufacturing Company, as amended July 29,
          1994; previously filed as Exhibit 3.1 to the Form 10-Q for the quarter ended July 2, 1994 and such is hereby incorporated by reference.
     3.9  Amendments to By-laws of Brown & Sharpe Manufacturing Company, as of
          September 28, 1994; previously filed as Exhibit 3 to the Form 10-Q for the quarter ended October 1, 1994 and such is hereby incorporated by reference.
     4.1  Indenture dated October 1, 1980 (including form of debenture) between the Company and Morgan Guaranty Trust Company of New York as relating to 9 1/4% convertible subordinated debentures due December 15, 2005, filed as Exhibit 2 to Form 8-A dated October 8, 1980 and such is hereby incorporated by reference (Commission File No. 1-5881).
          The Registrant hereby agrees to furnish to the Commission upon request copies of any long-term debt instruments not filed herewith because the securities authorized under any such instrument do not exceed ten percent of total assets of the Registrant and its
          Consolidated Subsidiaries.
   **5    Opinion of Ropes & Gray.
    10.1  (Intentionally omitted)
   +10.2  Amended 1973 Stock Option Plan, as amended through March 9, 1988.
          Exhibit 10.2 was filed as Exhibit 10.2 to the Form 10-K for the year ended December 31, 1988, and is hereby incorporated herein by reference (Commission File No. 1-5881).
   +10.3  Amendment dated December 29, 1990 to the Brown & Sharpe Amended 1973
          Stock Option Plan. Exhibit 10.3 was filed as Exhibit 10.3 to the Form
          10-K for the year ended December 29, 1990 and such is hereby incorporated by reference (Commission File No. 1-5881).
   +10.4  Amendment No. 4 of the Restated Brown & Sharpe Employee Stock
          Ownership and Profit Participation Plan and Trust Agreement, as
          amended through December 21, 1990. Exhibit 10.4 was filed as Exhibit
          10.4 to the Form 10-K for the year ended December 29, 1990 and such is hereby incorporated by reference (Commission File No. 1-5881).
    10.5  (Intentionally omitted)
    10.6  (Intentionally omitted)
   +10.7  Deferred Stock Equivalent Unit Contract dated December 31, 1982 between Brown & Sharpe Manufacturing Company and Donald A. Gaudion.
          Exhibit 10.7 was filed as Exhibit 10.24 to Form 10-K for the period ended December 25, 1982, and such is hereby incorporated by reference
          (Commission File No. 1-5881).
    10.8  (Intentionally omitted)
   +10.9  The Brown & Sharpe Savings and Retirement Plan for Management
          Employees dated October 7, 1987.
    10.10 The Brown & Sharpe Savings and Retirement Plan dated October 7, 1987.
   +10.11 Amendment and Restatement of the Brown & Sharpe Employee Stock
          Ownership and Profit Participation Plan and Trust Agreement dated
          October 7, 1987. Exhibits 10.9 through 10.11 were filed as Exhibits
          10.2 through 10.4 respectively, to Form 10-Q for the period ended
          September 26, 1987 and such are hereby incorporated by reference
          (Commission File No. 1-5881).
   +10.12 Preferred Stock Rights Agreement dated as of March 9, 1988, between the Company and The First National Bank of Boston, as Rights Agent.
          Exhibit 10.12 was filed as Exhibits 1-4 to the Registration Statement on Form 8-A filed on April 28, 1988, and is hereby incorporated herein by reference (Commission File No. 1-5881).

    10.13 Amendment No. 1, dated as of May 2, 1988, to Preferred Stock Rights
          Agreement. Exhibit 10.13 was filed as Exhibit 5 to Amendment No. 1 on
          Form 8, filed on March 6 1989, to the Registration Statement on form
          8-A filed on April 28, 1988, and is hereby incorporated herein by reference (Commission File No. 1-5881).
    10.14 Amendment No. 2, dated as of February 24, 1989, to Preferred Stock
          Rights Agreement. Exhibit 10.14 was filed as Exhibit 6 to Amendment
          No. 1 on Form 8, filed on March 6, 1989, to the Registration
          Statement on Form 8-A filed on April 28, 1988, an is hereby incorporated herein by reference (Commission File No. 1-5881).
   +10.15 Amendment dated February 23, 1989 to The Brown & Sharpe Savings and
          Retirement Plan for Management Employees.
   +10.16 Amendment No. 2, dated October 19, 1988, to The Brown & Sharpe and
          Retirement Plan for Management Employees.
   +10.17 Amendment No.3, dated February 23, 1989, to The Brown & Sharpe
          Savings and and Retirement Plan for Management Employees.
    10.18 Amendment dated February 23, 1989 to The Brown & Sharpe Savings and
          Retirement Plan.
    10.19 Amendment No. 2, dated October 19, 1988, to The Brown & Sharpe
          Savings and Retirement Plan.
    10.20 Amendment No. 3, dated February 23, 1989, to The Brown & Sharpe
          Savings and Retirement Plan.
   +10.21 Amendment dated February 23, 1989, to the Restated Brown & Sharpe
          Employee Stock Ownership and Profit Participation Plan and Trust
          Agreement.
   +10.22 Amendment No. 2, dated October 19, 1988 to the Restated Brown &
          Sharpe Employee Stock Ownership and Profit Participation Plan and
          Trust Agreement.
   +10.23 Amendment No. 3, dated February 23, 1989 to the Restated Brown &
          Sharpe Employee Stock Ownership and Profit Participation Plan and
          Trust Agreement. Exhibits 10.15 through 10.23 were filed as Exhibits
          10.19 through 10.27, respectively, to the For 10-K for the year ended
          December 31, 1988, and are hereby incorporated herein by reference
          (Commission File No. 1-5881).
   +10.24 Amended 1989 Equity Incentive Plan as amended through February 21,
          1992. Exhibit 10.24 was filed as Exhibit 10.24 to the Form 10-K for the year ended December 28, 1991 and such is hereby incorporated by reference.
   +10.25 Deferred Stock Equivalent Unit Contract dated September 3, 1987 between Brown & Sharpe Manufacturing Company and Paul R. Tregurtha.
          Exhibit 10.25 was filed as Exhibit 10.24 to the Form 10-K for the year ended December 30, 1989 and such is herein incorporated by reference (Commission File No. 1-5881).
   +10.26 Form of amendment dated April 30, 1991 to Deferred Stock Equivalent
          Unit Contract dated September 3, 1987 between Brown & Sharpe
          Manufacturing Company and Paul R. Tregurtha. Exhibit 10.26 was filed as Exhibit 10.26 to the Form 10-K for the year ended December 28, 1991 and such is hereby incorporated by reference (Commission File
          No. 1-5881).
   +10.27 Deferred Stock Equivalent Unit Contract dated November 30, 1989 between Brown & Sharpe Manufacturing Company and Herbert A. Beyer.
          Exhibit 10.27 was filed as Exhibit 10.25 to the Form 10-K for the year ended December 30, 1989 and such is hereby incorporated by reference
   +10.28 Form of amendment dated April 30, 1991 to Deferred Stock Equivalent
          Unit Contract Dated November 30, 1989 between Brown & Sharpe
          Manufacturing Company and Herbert A. Beyer. Exhibit 10.28 was filed as Exhibit 10.28 to the Form 10-K for the year ended December 28, 1991 and such is hereby incorporated by reference (Commission File
          No. 1-5881).

   +10.29 Amendment No. 4, dated October 20, 1989, to Brown & Sharpe Savings and Retirement Plan for Management Employees. Exhibit 10.29 was filed as Exhibit 10.26 to the Form 10-K for the year ended December 30, 1989 and such is hereby incorporated by reference (Commission File
          No. 1-5881).
    10.30 Amendment No. 4, dated October 30, 1989, to Brown & Sharpe Savings and Retirement Plan. Exhibit 10.30 was filed as Exhibit 10.27 to the Form 10-K for the year ended December 30, 1989 and such is hereby incorporated by reference (Commission File No. 1-5881).
    10.31 Amendment No. 5, dated September 7, 1990, of the Brown & Sharpe
          Savings and Retirement Plan. Exhibit 10.31 was filed as Exhibit 10.30 to the Form 10-K for the year ended December 29, 1990 and such is hereby incorporated by reference (Commission File No. 1-5881).
   +10.32 Amendment No. 5, dated September 7, 1990, of the Brown & Sharpe
          Savings and Retirement Plan for Management Employees. Exhibit 10.32 was filed as Exhibit 10.31 to the Form 10-K for the year ended
          December 29, 1990 and such is hereby incorporated by reference
          (Commission File No. 1-5881).
    10.33 The acquisition agreement pertaining to the acquisition of Wild Leitz
          Messtechnik GmbH and The Marketing and Sales Assets of the IMT
          Division of LEICA plc by Brown & Sharpe Manufacturing Company, dated
          June 29, 1990, was filed as Exhibit 10.1 to Form 10-Q for the period ended June 30, 1990 and is hereby incorporated herein by reference
          (Commission File No. 1-5881).
    10.34 (Intentionally omitted)
    10.35 (Intentionally omitted)
   +10.36 Employment/Severance agreement dated March 14, 1988 between Brown &
          Sharpe Manufacturing Company and Richard F. Paolino (Commission File
          No. 1-5881). Exhibit 10.36 was filed as Exhibit 10.36 to the Form 10-
          K for the year ended December 28, 1991, and is hereby incorporated by reference (Commission File No. 1-5881).
    10.37 (Intentionally omitted).
   +10.38 The sales agreement pertaining to the sale of GageTalker Corporation to P. Eric Berg by Brown & Sharpe Manufacturing Company dated
          January, 1992. Exhibit 10.38 was filed as Exhibit 10.38 to the Form
          10-K for the year ended December 28, 1991 and is hereby incorporated by reference.
    10.39 (Intentionally omitted)
   +10.40 Amendment No. 5 of the Restated Brown & Sharpe Employee Stock
          Ownership and Profit Participation Plan and Trust Agreement, as amended through March 23, 1991.
   +10.41 Employment/Severance Agreement dated April 23, 1992 between Brown &
          Sharpe Manufacturing Company and Charles A. Junkunc.
   +10.42 Amendment dated July 24, 1992 to Employment/Severance Agreement dated
          April 23, 1992 between Brown & Sharpe Manufacturing Company and
          Charles A. Junkunc.
   +10.43 Amendment dated November 11, 1992 to 1989 Equity Incentive Plan as amended through November 6, 1992. Exhibits 10.38 through 10.43 were filed as Exhibits 10.38 through 10.43, respectively, to the Form 10-K for the year ended December 26, 1992, and are hereby incorporated by reference (Commission File No. 1-5881).
    10.44 The Share Purchase and Transfer agreement dated March 24, 1994 by and between Diehl GmbH & Co. and Brown & Sharpe Manufacturing Company was filed as Exhibit (c) to Form 8-K filed as of May 13, 1994, and is hereby incorporated by reference.
    10.45 (Intentionally omitted)

   10.46  The Form of Shareholders Agreement to be entered into between Brown &
          Sharpe Manufacturing Company and Finmeccanica, S.p.A.
   10.47  Amendment No. 3, dated June 16, 1994, to Rights Agreement, dated
          March 9, 1988 between Brown & Sharpe Manufacturing Company and the
          First National Bank of Boston, as Rights Agent. Exhibits 10.45 through 10.47 were filed as Exhibits 1 through 3, respectively, to the Form 8-K filed as of June 24, 1994, and are hereby incorporated by reference.
   10.48 Definitive acquisition Agreement providing for the combination of the DEA metrology business of Finmeccanica (the "DEA Group") with the Brown & Sharpe Measuring Systems Division dated as of June 10, 1994 between Brown & Sharpe Manufacturing Company and Finmeccanica S.p.A., was filed as Exhibit 1 to Form 8-K dated June 24, 1994, and is hereby incorporated by reference.
   10.49 Amendment No. 1 dated July 31, 1994, to Acquisition Agreement, amending certain debt provisions of the agreement was filed as
          Exhibit 10.1.1 to Form 10-Q/A for the quarter ended July 2, 1994 and is hereby incorporated by reference.
   10.50 Letter Agreement of Henry D. Sharpe, Jr. dated September 28, 1994 entered into pursuant to the DEA Acquisition Agreement (was filed as Exhibit No. 3 to Report on Form 8-K as of September 28, 1994), filed
          October 13, 1994 is hereby incorporated by reference.
   10.51 Amendment No. 6, dated November 10, 1994, to Brown & Sharpe Savings and Retirement Plan for Management Employees.
   10.52 Amendment No. 6, dated November 10, 1994, to Brown & Sharpe Savings and Retirement Plan.
   10.53  Amended Profit Incentive Plan, as amended through February 14, 1994.
          Exhibits 10.51 through 10.53 were filed as Exhibits 10.51 through 10.53, respectively, to Form 10-K for the year ended December 31, 1994 and are hereby incorporated by reference.
   10.54  Restated Supplemental Executive Retirement Plan dated January 23,
          1995, filed as Exhibit 10.54 to Form 10-Q for the quarter ended March
          31, 1995, and is hereby incorporated by reference.
   10.55 Amendment to the Equity Incentive Plan as of February 15, 1995, filed as Exhibit 10.55 to Form 10-Q for the quarter ended March 31, 1995, and is hereby incorporated by reference.
   10.56  Amendment No. 1 dated May 31, 1995 to the Brown & Sharpe Savings and
          Retirement Plan for Management Employees. (1994 Restatement)
   10.57  Amendment No. 2 dated May 31, 1995 to the Brown & Sharpe Savings and
          Retirement Plan for Management Employees. (1994 Restatement)
   10.58  Amendment No. 1 dated May 31, 1995 to the Brown & Sharpe Savings and
          Retirement Plan. (1994 Restatement)
   10.59  Severance termination agreement for Fred Stuber dated May 3, 1995.
   10.60  Employment Agreement with Frank T. Curtin dated May 17, 1995.
          Exhibits 10.56 through 10.60 were filed as Exhibits 10.56 through 10.60, respectively, to the Form 10-Q for the quarter ended June 30, 1995, and are hereby incorporated by reference.
   10.61  Indemnity Agreement with Frank T. Curtin dated May 3, 1995.
   10.62  Indemnity Agreement with Alfred J. Corso dated May 3, 1995.
   10.63  Indemnity Agreement with Enrico Albareto dated October 28, 1994.
   10.64  Indemnity Agreement with Alberto de Benedictis dated October 28,
          1994.
   10.65  Indemnity Agreement with Vincenzo Cannatelli dated October 28, 1994.
          Exhibits 10.61 through 10.65 were filed as Exhibits 10.61 through 10.65, respectively, to the Form 10-Q for the quarter ended September
          30, 1995, and are hereby incorporated by reference.
    10.66 Indemnity Agreement with Robert D. Batting dated October 5, 1995.
          Exhibit 10.66 was filed as Exhibit 10.66 to Form 10-K for the year ended December 31, 1995.
    10.67 Letter Agreement with Finmeccanica dated December 18, 1995 concerning
          Purchase Price Adjustment. Exhibit 10.67 was filed as Exhibit 10.67 to Form 10-K for the year ended December 31, 1995.

   **10.68   The Brown & Sharpe Key Employee Long-Term Deferred Cash Incentive
             Plan dated February 23, 1996 effective January 1, 1995.
   **10.69   Amendment dated July 28, 1995 to Employment/Severance Agreement dated March 14, 1988 between Brown & Sharpe Manufacturing Company and Richard F. Paolino.
   **10.71   Employment Agreement with Robert D. Batting dated September 26,
             1995.
   **10.72   Employment Agreement with C. John Cooke dated November 26, 1991.
   **10.73   Employment Agreement with Antonio Aparicio dated October 17, 1995.
   **10.74   Employment Agreement with Edward J. LaGraize dated August 12,
             1996, as amended August 13, 1996.
   **10.75   Employment Agreement with James W. Cooper dated July 17, 1996, as amended July 24, 1996 and August 1, 1996.
   **10.76   Amendment to Employment Agreement with Frank T. Curtin dated as of
             January 1, 1996.
     10.77   Amendment to Employment Agreement with Richard F. Paolino dated
             September 12, 1996.
     11      Computation of Per Share Data for the Three Years Ended December
             31, 1995, filed as Exhibit 11 to Form 10-K for the year ended
             December 31, 1995 and to Form 10-Q for the quarter ended June 30,
             1996, are hereby incorporated by reference.
     18      Letter of Coopers & Lybrand, independent accountants, regarding preferability of change in accounting principles to conform worldwide use of percent-of- completion basis accounting for long-
             term large machinery construction contracts of the European operations, filed as Exhibit 18 to Form 10-Q for the quarter ended
             April 2, 1994, and is hereby incorporated by reference.
     22      Subsidiaries of the Registrant, filed as Exhibit 22 to Form 10-K for the year ended December 31, 1995 and is hereby incorporated by reference.
     23.1    Consent of Independent Auditors--Ernst & Young LLP
     23.2    Consent of Independent Accountants--Coopers & Lybrand L.L.P.
   **24      Power of Attorney (included in the signature page of this
             Registration Statement).

---------------------

**Previously filed as part of this Registration Statement.
+This identifies management contracts or compensatory plans.

  (b) The following financial statement schedule has been previously filed as a part of this Registration Statement:

    Schedule II--Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14-- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (b) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWN OF NORTH KINGSTOWN, STATE OF RHODE ISLAND AND PROVIDENCE PLANTATIONS ON OCTOBER 4, 1996.

                                          Brown & Sharpe Manufacturing Company

                                                  /s/ Charles A. Junkunc
                                          By: _________________________________
                                            NAME: CHARLES A. JUNKUNC
                                            TITLE: VICE PRESIDENT AND CHIEF
                                            FINANCIAL OFFICER

                               POWER OF ATTORNEY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO ITS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

        /s/ Frank T. Curtin*           Chief Executive
-------------------------------------   Officer, President,    October 4, 1996
           FRANK T. CURTIN              Chairman of the
                                        Board and Director
                                        (Principal
                                        Executive Officer)

       /s/ Charles A. Junkunc*         Vice President and
-------------------------------------   Chief Financial        October 4, 1996
         CHARLES A. JUNKUNC             Officer (Principal
                                        Financial Officer)

        /s/ Alfred J. Corso*           Controller
-------------------------------------   (Principal             October 4, 1996
           ALFRED J. CORSO              Accounting Officer)

              SIGNATURE                         TITLE                DATE

      /s/ Henry D. Sharpe, Jr.*         Director
-------------------------------------                          October 4, 1996
        HENRY D. SHARPE, JR.

       /s/ Paul R. Tregurtha*           Director
-------------------------------------                          October 4, 1996
          PAUL R. TREGURTHA

      /s/ Henry D. Sharpe, III*         Director
-------------------------------------                          October 4, 1996
        HENRY D. SHARPE, III

      /s/ Vincenzo Cannatelli*          Director
-------------------------------------                          October 4, 1996
         VINCENZO CANNATELLI

       /s/  Howard K. Fuguet*           Director
-------------------------------------                          October 4, 1996
          HOWARD K. FUGUET

         /s/ John M. Nelson*            Director
-------------------------------------                          October 4, 1996
           JOHN M. NELSON

        /s/ Russell A. Boss*            Director
-------------------------------------                          October 4, 1996
           RUSSELL A. BOSS

        /s/ Enrico Albareto*            Director
-------------------------------------                          October 4, 1996
           ENRICO ALBARETO

     /s/ Alberto de Benedictis*         Director
-------------------------------------                          October 4, 1996
        ALBERTO DE BENEDICTIS

       /s/ Charles A. Junkunc
*By _________________________________
 CHARLES A. JUNKUNC ATTORNEY-IN-FACT

                     BROWN & SHARPE MANUFACTURING COMPANY

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                            (DOLLARS IN THOUSANDS)

                         BALANCE AT CHARGED TO              FOREIGN   BALANCE AT
                         BEGINNING  COSTS AND              CURRENCY     END OF
       YEAR ENDED        OF PERIOD   EXPENSES  DEDUCTIONS TRANSLATION   PERIOD
                                                   (2)        (1)
DECEMBER 31, 1995
Allowance for doubtful
 accounts...............   $3,103     $2,124     $2,330      $133       $3,030
DECEMBER 31, 1994
Allowance for doubtful
 accounts...............   $1,320     $2,833     $1,117      $ 67       $3,103
DECEMBER 25, 1993
Allowance for doubtful
 accounts...............   $1,452     $  264     $  358      $(38)      $1,320

---------------------
(1) Adjustment resulting from translating allowance for doubtful accounts of foreign susidiaries at year-end exchange rates.
(2) Write-offs of uncollectible accounts.

                        REPORT OF INDEPENDENT AUDITORS

To the Shareowners and Directors
 of Brown & Sharpe Manufacturing Company:

  We have audited the consolidated financial statements of Brown & Sharpe Manufacturing Company as of and for the year ended December 31, 1995, and have issued our report thereon dated February 14, 1996, except for Note 8, as to which the date is August 27, 1996, included elsewhere in this Registration Statement. Our audit also included the related financial statement schedule in
Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                                              ERNST & YOUNG LLP

Providence, Rhode Island
February 14, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Directors of Brown & Sharpe Manufacturing Company:

  Our report on the consolidated financial statements of Brown & Sharpe Manufacturing Company is included on page F-3 of this Registration Statement. In connection with our audits of such financial statements, we have also audited the related financial schedule for the years ended December 25, 1993 and December 31, 1994, listed in Item 16(b) of this Registration Statement.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          Coopers & Lybrand L.L.P.

Boston, Massachusetts
March 29, 1995

                                 EXHIBIT INDEX

   EXHIBIT
   NUMBER                           DESCRIPTION                            PAGE
     1     Form of Underwriting Agreement.
     3.1   Joint Agreement of Merger between Brown & Sharpe
           Manufacturing Company, incorporated in Rhode Island, and
           Brown & Sharpe Manufacturing Company, the surviving
           corporation incorporated in Delaware, filed as the only
           Exhibit to Form 8-K for the month of January, 1969, and such is hereby incorporated by reference (Commission File No. 1-
           5881).
     3.2   Amendment to Certificate of Incorporation, dated April 27,
           1979, filed as Exhibit 13 to Form 10-K for the period ending
           December 29, 1979, and such is hereby incorporated by
           reference (Commission File No. 1-5881).
     3.3   Amendment to Certificate of Incorporation, Dated April 25,
           1980, filed as Exhibit 3.1 to Form 10-Q for the period ending
           June 28, 1980, and such is hereby incorporated by reference
           (Commission File No. 1-5881).
     3.4   Amendment to Certificate of Incorporation dated April 24,
           1987. Exhibit 3.7 was filed as Exhibit 10.4 to Form 10-Q for the period ended June 27, 1987, and such is hereby
           incorporated by reference (Commission File No. 1-5881).
     3.5   Amendment to Certificate of Incorporation dated May 6, 1988 filed as Exhibit 1 to Current Report on Form 8-K filed May 9,
           1988 and such is hereby incorporated by reference (Commission
           File No. 1-5881).
     3.6   Certificate of Designation filed as Exhibit A to Exhibit 5 of
           Amendment on Form 8 filed on March 6, 1989, and such is
           hereby incorporated by reference (Commission File No. 1-
           5881).
     3.7   Amendment to Certificate of Incorporation dated May 2, 1989.
           Exhibit 3.7 was filed as Exhibit 3.7 to the Form 10-K for the year ended December 30, 1989 and such is hereby incorporated by reference (Commission File No. 1-5881).
     3.8   By-laws of Brown & Sharpe Manufacturing Company, as amended
           July 29, 1994; previously filed as Exhibit 3.1 to the Form
           10-Q for the quarter ended July 2, 1994 and such is hereby incorporated by reference.
     3.9   Amendments to By-laws of Brown & Sharpe Manufacturing
           Company, as of September 28, 1994; previously filed as
           Exhibit 3 to the Form 10-Q for the quarter ended October 1,
           1994 and such is hereby incorporated by reference.
     4.1   Indenture dated October 1, 1980 (including form of debenture)
           between the Company and Morgan Guaranty Trust Company of New
           York as relating to 9 1/4% convertible subordinated
           debentures due December 15, 2005, filed as Exhibit 2 to Form
           8-A dated October 8, 1980 and such is hereby incorporated by reference (Commission File No. 1-5881).
           The Registrant hereby agrees to furnish to the Commission
           upon request copies of any long-term debt instruments not
           filed herewith because the securities authorized under any such instrument do not exceed ten percent of total assets of the Registrant and its Consolidated Subsidiaries.
   **5     Opinion of Ropes & Gray.
    10.1   (Intentionally omitted)
   +10.2   Amended 1973 Stock Option Plan, as amended through March 9,
           1988. Exhibit 10.2 was filed as Exhibit 10.2 to the Form 10-K for the year ended December 31, 1988, and is hereby
           incorporated herein by reference (Commission File No. 1-
           5881).

    +10.3  Amendment dated December 29, 1990 to the Brown & Sharpe Amended 1973
           Stock Option Plan. Exhibit 10.3 was filed as Exhibit 10.3 to the
           Form 10-K for the year ended December 29, 1990 and such is hereby incorporated by reference (Commission File No. 1-5881).
    +10.4  Amendment No. 4 of the Restated Brown & Sharpe Employee Stock
           Ownership and Profit Participation Plan and Trust Agreement, as
           amended through December 21, 1990. Exhibit 10.4 was filed as Exhibit
           10.4 to the Form 10-K for the year ended December 29, 1990 and such is hereby incorporated by reference (Commission File No. 1-5881).
     10.5  (Intentionally omitted)
     10.6  (Intentionally omitted)
    +10.7  Deferred Stock Equivalent Unit Contract dated December 31, 1982 between Brown & Sharpe Manufacturing Company and Donald A. Gaudion.
           Exhibit 10.7 was filed as Exhibit 10.24 to Form 10-K for the period ended December 25, 1982, and such is hereby incorporated by reference (Commission File No. 1-5881).
     10.8  (Intentionally omitted)
    +10.9  The Brown & Sharpe Savings and Retirement Plan for Management
           Employees dated October 7, 1987.
     10.10 The Brown & Sharpe Savings and Retirement Plan dated October 7,
           1987.
    +10.11 Amendment and Restatement of the Brown & Sharpe Employee Stock
           Ownership and Profit Participation Plan and Trust Agreement dated
           October 7, 1987. Exhibits 10.9 through 10.11 were filed as Exhibits
           10.2 through 10.4 respectively, to Form 10-Q for the period ended
           September 26, 1987 and such are hereby incorporated by reference
           (Commission File No. 1-5881).
    +10.12 Preferred Stock Rights Agreement dated as of March 9, 1988, between the Company and The First National Bank of Boston, as Rights Agent.
           Exhibit 10.12 was filed as Exhibits 1-4 to the Registration
           Statement on Form 8-A filed on April 28, 1988, and is hereby incorporated herein by reference (Commission File No. 1-5881).
     10.13 Amendment No. 1, dated as of May 2, 1988, to Preferred Stock Rights
           Agreement. Exhibit 10.13 was filed as Exhibit 5 to Amendment No. 1 on Form 8, filed on March 6 1989, to the Registration Statement on form 8-A filed on April 28, 1988, and is hereby incorporated herein by reference (Commission File No. 1-5881).
     10.14 Amendment No. 2, dated as of February 24, 1989, to Preferred Stock
           Rights Agreement. Exhibit 10.14 was filed as Exhibit 6 to Amendment
           No. 1 on Form 8, filed on March 6, 1989, to the Registration
           Statement on Form 8-A filed on April 28, 1988, an is hereby incorporated herein by reference (Commission File No. 1-5881).
    +10.15 Amendment dated February 23, 1989 to The Brown & Sharpe Savings and
           Retirement Plan for Management Employees.
    +10.16 Amendment No. 2, dated October 19, 1988, to The Brown & Sharpe and
           Retirement Plan for Management Employees.
    +10.17 Amendment No.3, dated February 23, 1989, to The Brown & Sharpe
           Savings and and Retirement Plan for Management Employees.
     10.18 Amendment dated February 23, 1989 to The Brown & Sharpe Savings and
           Retirement Plan.
     10.19 Amendment No. 2, dated October 19, 1988, to The Brown & Sharpe
           Savings and Retirement Plan.
     10.20 Amendment No. 3, dated February 23, 1989, to The Brown & Sharpe
           Savings and Retirement Plan.
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   +10.21 Amendment dated February 23, 1989, to the Restated Brown & Sharpe
          Employee Stock Ownership and Profit Participation Plan and Trust
          Agreement.
   +10.22 Amendment No. 2, dated October 19, 1988 to the Restated Brown &
          Sharpe Employee Stock Ownership and Profit Participation Plan and
          Trust Agreement.
   +10.23 Amendment No. 3, dated February 23, 1989 to the Restated Brown &
          Sharpe Employee Stock Ownership and Profit Participation Plan and
          Trust Agreement. Exhibits 10.15 through 10.23 were filed as Exhibits
          10.19 through 10.27, respectively, to the For 10-K for the year ended
          December 31, 1988, and are hereby incorporated herein by reference
          (Commission File No. 1-5881).
   +10.24 Amended 1989 Equity Incentive Plan as amended through February 21,
          1992. Exhibit 10.24 was filed as Exhibit 10.24 to the Form 10-K for the year ended December 28, 1991 and such is hereby incorporated by reference.
   +10.25 Deferred Stock Equivalent Unit Contract dated September 3, 1987 between Brown & Sharpe Manufacturing Company and Paul R. Tregurtha.
          Exhibit 10.25 was filed as Exhibit 10.24 to the Form 10-K for the year ended December 30, 1989 and such is herein incorporated by reference (Commission File No. 1-5881).
   +10.26 Form of amendment dated April 30, 1991 to Deferred Stock Equivalent
          Unit Contract dated September 3, 1987 between Brown & Sharpe
          Manufacturing Company and Paul R. Tregurtha. Exhibit 10.26 was filed as Exhibit 10.26 to the Form 10-K for the year ended December 28,
          1991 and such is hereby incorporated by reference (Commission File
          No. 1-5881).
   +10.27 Deferred Stock Equivalent Unit Contract dated November 30, 1989 between Brown & Sharpe Manufacturing Company and Herbert A. Beyer.
          Exhibit 10.27 was filed as Exhibit 10.25 to the Form 10-K for the year ended December 30, 1989 and such is hereby incorporated by reference
   +10.28 Form of amendment dated April 30, 1991 to Deferred Stock Equivalent
          Unit Contract Dated November 30, 1989 between Brown & Sharpe
          Manufacturing Company and Herbert A. Beyer. Exhibit 10.28 was filed as Exhibit 10.28 to the Form 10-K for the year ended December 28,
          1991 and such is hereby incorporated by reference (Commission File
          No. 1-5881).
   +10.29 Amendment No. 4, dated October 20, 1989, to Brown & Sharpe Savings and Retirement Plan for Management Employees. Exhibit 10.29 was filed as Exhibit 10.26 to the Form 10-K for the year ended December 30,
          1989 and such is hereby incorporated by reference (Commission File
          No. 1-5881).
    10.30 Amendment No. 4, dated October 30, 1989, to Brown & Sharpe Savings and Retirement Plan. Exhibit 10.30 was filed as Exhibit 10.27 to the
          Form 10-K for the year ended December 30, 1989 and such is hereby incorporated by reference (Commission File No. 1-5881).
    10.31 Amendment No. 5, dated September 7, 1990, of the Brown & Sharpe
          Savings and Retirement Plan. Exhibit 10.31 was filed as Exhibit 10.30 to the Form 10-K for the year ended December 29, 1990 and such is hereby incorporated by reference (Commission File No. 1-5881).
   +10.32 Amendment No. 5, dated September 7, 1990, of the Brown & Sharpe
          Savings and Retirement Plan for Management Employees. Exhibit 10.32
          was filed as Exhibit 10.31 to the Form 10-K for the year ended
          December 29, 1990 and such is hereby incorporated by reference
          (Commission File No. 1-5881).
    10.33 The acquisition agreement pertaining to the acquisition of Wild Leitz
          Messtechnik GmbH and The Marketing and Sales Assets of the IMT
          Division of LEICA plc by Brown & Sharpe Manufacturing Company, dated
          June 29, 1990, was filed as Exhibit 10.1 to Form 10-Q for the period ended June 30, 1990 and is hereby incorporated herein by reference
          (Commission File No. 1-5881).
   10.34  (Intentionally omitted)
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    10.35 (Intentionally omitted)
   +10.36 Employment/Severance agreement dated March 14, 1988 between Brown &
          Sharpe Manufacturing Company and Richard F. Paolino (Commission File
          No. 1-5881). Exhibit 10.36 was filed as Exhibit 10.36 to the Form 10-
          K for the year ended December 28, 1991, and is hereby incorporated by reference (Commission File No. 1-5881).
    10.37 (Intentionally omitted).
   +10.38 The sales agreement pertaining to the sale of GageTalker Corporation to P. Eric Berg by Brown & Sharpe Manufacturing Company dated
          January, 1992. Exhibit 10.38 was filed as Exhibit 10.38 to the Form
          10-K for the year ended December 28, 1991 and is hereby incorporated by reference.
    10.39 (Intentionally omitted)
   +10.40 Amendment No. 5 of the Restated Brown & Sharpe Employee Stock
          Ownership and Profit Participation Plan and Trust Agreement, as
          amended through March 23, 1991.
   +10.41 Employment/Severance Agreement dated April 23, 1992 between Brown &
          Sharpe Manufacturing Company and Charles A. Junkunc.
   +10.42 Amendment dated July 24, 1992 to Employment/Severance Agreement dated
          April 23, 1992 between Brown & Sharpe Manufacturing Company and
          Charles A. Junkunc.
   +10.43 Amendment dated November 11, 1992 to 1989 Equity Incentive Plan as amended through November 6, 1992. Exhibits 10.38 through 10.43 were filed as Exhibits 10.38 through 10.43, respectively, to the Form 10-K for the year ended December 26, 1992, and are hereby incorporated by reference (Commission File No. 1-5881).
    10.44 The Share Purchase and Transfer agreement dated March 24, 1994 by and between Diehl GmbH & Co. and Brown & Sharpe Manufacturing Company was
          filed as Exhibit (c) to Form 8-K filed as of May 13, 1994, and is hereby incorporated by reference.
    10.45 (Intentionally omitted)
    10.46 The Form of Shareholders Agreement to be entered into between Brown &
          Sharpe Manufacturing Company and Finmeccanica, S.p.A.
    10.47 Amendment No. 3, dated June 16, 1994, to Rights Agreement, dated
          March 9, 1988 between Brown & Sharpe Manufacturing Company and the
          First National Bank of Boston, as Rights Agent. Exhibits 10.45
          through 10.47 were filed as Exhibits 1 through 3, respectively, to the Form 8-K filed as of June 24, 1994, and are hereby incorporated by reference.
    10.48 Definitive acquisition Agreement providing for the combination of the
          DEA metrology business of Finmeccanica (the "DEA Group") with the
          Brown & Sharpe Measuring Systems Division dated as of June 10, 1994 between Brown & Sharpe Manufacturing Company and Finmeccanica S.p.A.,
          was filed as Exhibit 1 to Form 8-K dated June 24, 1994, and is hereby incorporated by reference.
    10.49 Amendment No. 1 dated July 31, 1994, to Acquisition Agreement, amending certain debt provisions of the agreement was filed as
          Exhibit 10.1.1 to Form 10-Q/A for the quarter ended July 2, 1994 and is hereby incorporated by reference.
    10.50 Letter Agreement of Henry D. Sharpe, Jr. dated September 28, 1994 entered into pursuant to the DEA Acquisition Agreement (was filed as
          Exhibit No. 3 to Report on Form 8-K as of September 28, 1994), filed
          October 13, 1994 is hereby incorporated by reference.
    10.51 Amendment No. 6, dated November 10, 1994, to Brown & Sharpe Savings and Retirement Plan for Management Employees.
    10.52 Amendment No. 6, dated November 10, 1994, to Brown & Sharpe Savings and Retirement Plan.
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     10.53   Amended Profit Incentive Plan, as amended through February 14,
             1994. Exhibits 10.51 through 10.53 were filed as Exhibits 10.51 through 10.53, respectively, to Form 10-K for the year ended
             December 31, 1994 and are hereby incorporated by reference.
     10.54   Restated Supplemental Executive Retirement Plan dated January 23,
             1995, filed as Exhibit 10.54 to Form 10-Q for the quarter ended
             March 31, 1995, and is hereby incorporated by reference.
     10.55   Amendment to the Equity Incentive Plan as of February 15, 1995,
             filed as Exhibit 10.55 to Form 10-Q for the quarter ended March
             31, 1995, and is hereby incorporated by reference.
     10.56   Amendment No. 1 dated May 31, 1995 to the Brown & Sharpe Savings and Retirement Plan for Management Employees. (1994 Restatement)
     10.57   Amendment No. 2 dated May 31, 1995 to the Brown & Sharpe Savings and Retirement Plan for Management Employees. (1994 Restatement)
     10.58   Amendment No. 1 dated May 31, 1995 to the Brown & Sharpe Savings and Retirement Plan. (1994 Restatement)
     10.59   Severance termination agreement for Fred Stuber dated May 3, 1995.
     10.60   Employment Agreement with Frank T. Curtin dated May 17, 1995.
             Exhibits 10.56 through 10.60 were filed as Exhibits 10.56 through
             10.60, respectively, to the Form 10-Q for the quarter ended June
             30, 1995, and are hereby incorporated by reference.
     10.61   Indemnity Agreement with Frank T. Curtin dated May 3, 1995.
     10.62   Indemnity Agreement with Alfred J. Corso dated May 3, 1995.
     10.63   Indemnity Agreement with Enrico Albareto dated October 28, 1994.
     10.64   Indemnity Agreement with Alberto de Benedictis dated October 28,
             1994.
     10.65   Indemnity Agreement with Vincenzo Cannatelli dated October 28,
             1994. Exhibits 10.61 through 10.65 were filed as Exhibits 10.61 through 10.65, respectively, to the Form 10-Q for the quarter ended September 30, 1995, and are hereby incorporated by
             reference.
     10.66   Indemnity Agreement with Robert D. Batting dated October 5, 1995.
             Exhibit 10.66 was filed as Exhibit 10.66 to Form 10-K for the year ended December 31, 1995.
     10.67   Letter Agreement with Finmeccanica dated December 18, 1995 concerning Purchase Price Adjustment. Exhibit 10.67 was filed as
             Exhibit 10.67 to Form 10-K for the year ended December 31, 1995.
     10.68   The Brown & Sharpe Key Employee Long-Term Deferred Cash Incentive
             Plan dated February 23, 1996 effective January 1, 1995.
   **10.69   Amendment dated July 28, 1995 to Employment/Severance Agreement dated March 14, 1988 between Brown & Sharpe Manufacturing Company and Richard F. Paolino.
   **10.71   Employment Agreement with Robert D. Batting dated September 26,
             1995.
   **10.72   Employment Agreement with C. John Cooke dated November 26, 1991.
   **10.73   Employment Agreement with Antonio Aparicio dated October 17, 1995.
   **10.74   Employment Agreement with Edward J. LaGraize dated August 12,
             1996, as amended August 13, 1996.
   **10.75   Employment Agreement with James W. Cooper dated July 17, 1996, as amended July 24, 1996 and August 1, 1996.
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   **10.76   Amendment to Employment Agreement with Frank T. Curtin dated as of
             January 1, 1996.
     10.77   Amendment to Employment Agreement with Richard F. Paolino dated
             September 12, 1996.
     11      Computation of Per Share Data for the Three Years Ended December
             31, 1995, filed as Exhibit 11 to Form 10-K for the year ended
             December 31, 1995 and to Form 10-Q for the quarter ended June 30,
             1996, are hereby incorporated by reference.
     18      Letter of Coopers & Lybrand, independent accountants, regarding preferability of change in accounting principles to conform worldwide use of percent-of- completion basis accounting for long-
             term large machinery construction contracts of the European operations, filed as Exhibit 18 to Form 10-Q for the quarter ended
             April 2, 1994, and is hereby incorporated by reference.
     22      Subsidiaries of the Registrant, filed as Exhibit 22 to Form 10-K for the year ended December 31, 1995 and is hereby incorporated by reference.
     23.1    Consent of Independent Auditors--Ernst & Young LLP
     23.2    Consent of Independent Accountants--Coopers & Lybrand L.L.P.
   **24      Power of Attorney (included in the signature page of this
             Registration Statement).
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---------------------

**Previously filed as a part of this Registration Statement.
+This identifies management contracts or compensatory plans.